As filed pursuant to Rule 424(b)(3)
Registration No. 333-139718

PROSPECTUS

a21, INC.
95,393,421 Shares of Common Stock

This prospectus covers up to 95,393,421shares of common stock of a21, Inc. being offered by the selling stockholders, of which 6,701,800 shares are issuable upon exercise of warrants, 4,025,139 are issuable upon conversion of the preferred stock of SuperStock, Inc. and 23,846,149 are issuable upon exercise of convertible promissory notes. We will not receive any proceeds from the sale of the shares by the selling stockholders. We will, however, receive approximately $4.0 million if all of the warrants for the underlying shares of common stock being registered are exercised. We expect to use these proceeds, if any, for general corporate purposes.

Our shares of common stock trade on the OTC Bulletin Board under the symbol “ATWO”. The average of the bid and asked prices of our common stock on December 26, 2006 was $0.26/share.

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD PURCHASE SHARES ONLY IF YOU CAN AFFORD A COMPLETE LOSS OF YOUR INVESTMENT.

SEE “RISK FACTORS” BEGINNING ON PAGE 2 FOR A DISCUSSION OF RISKS APPLICABLE TO US AND AN INVESTMENT IN OUR COMMON STOCK.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES, OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is January 12, 2007

SUMMARY

THE BUSINESS

a21, Inc. was incorporated in the State of Texas in October 1998, under the name Saratoga Holdings I, Inc. In February 2004, we completed the acquisition of all of the voting common stock, representing 83% of the outstanding equity, of SuperStock, Inc. (“SuperStock”). In October 2005, we completed the acquisition of all of the outstanding stock of Ingram Publishing Limited (“Ingram”) and in May 2006, we completed the acquisition of ArtSelect, Inc. (“ArtSelect”) through the merger of a wholly owned subsidiary into ArtSelect. On July 31, 2006, we changed our state of incorporation from Texas to Delaware.

Through our subsidiary SuperStock, we aggregate visual content from photographers, photography agencies, archives, libraries and private collections and license the visual content to our customers. Our customer base consists of four major groups: creative (advertising and design agencies), editorial (publishing and media entities), corporate (in-house communications departments and outside corporate communications firms) and consumers (the general public). Our products are sold directly and through a global network of distributors.

SuperStock’s subsidiary Ingram is a UK-based provider of subscription, CD-ROM and individual royalty free images as well as vector graphics and fonts, vehicle online templates, and print price guides for the worldwide graphics design, printing, sign making, advertising and publishing communities.

Our subsidiary ArtSelect supplies home and office framed and unframed wall décor to retailers, catalogers, membership organizations and consumers through both online and traditional retail and wholesale distribution channels.

OFFERING

This prospectus covers up to 95,393,421 shares of common stock of a21, Inc. being offered by the selling stockholders, of which 6,701,800 shares are issuable upon exercise of warrants, 4,025,139 are issuable upon conversion of the preferred stock of SuperStock, Inc. and 23,846,149 are issuable upon exercise of convertible promissory notes.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following summary of our consolidated financial information has been derived from our unaudited condensed consolidated financial statements for the nine months ended September 30, 2006 and 2005, and our audited consolidated financial statements for the year ended December 31, 2005.

	As of and for the Nine Months Ended September 30,			As of and for the Year Ended December 31,
	2006		2005	2005
	ProForma(1)	Historical	Historical	ProForma(2)	Historical
STATEMENT OF OPERATIONS DATA	(in thousands)			(in thousands)
Revenue	$18,009	$13,350	$6,703	$23,645	$9,563
Net loss	(5,371)	(5,141)	(3,310)	(6,150)	(4,774)
Net Loss per share attributable to common stockholders	(0.07)	(0.07)	(0.08)	(0.13)	(0.10)
BALANCE SHEET DATA
Total Assets	n/a	37,456		n/a	20,514
Total Long Term Obligations	n/a	25,478		n/a	9,880

(1) Includes the operations of ArtSelect for the nine months ended September 30, 2006.

(2) Includes the operations from ArtSelect and Ingram for the twelve months ended December 31, 2005.

The Pro Forma summary consolidated financial data is provided for illustrative purposes only and does not purport to represent what actual consolidated results of operations or consolidated financial position would have been had the acquisitions of Ingram and ArtSelect occurred on the respective dates assumed, nor is it necessarily indicative of our future operating results. In the opinion of management, all adjustments consisting of normal and recurring entries considered necessary for a fair presentation of the results for the periods presented have been included.

EXECUTIVE OFFICES

Our headquarters and executive offices are located at 7660 Centurion Parkway, Jacksonville, Florida 32256, and our telephone number is (904) 565-0066. We maintain websites at www.a21group.com, www.superstock.com, www.superstock-uk.com and www.artselect.com.

RISK FACTORS

Investing in our securities involves a great deal of risk. You should carefully consider the following factors as well as other information included in this prospectus before deciding to purchase our common stock.

The following matters may have a material adverse effect on our business, financial condition, liquidity, results of operations or prospects, financial or otherwise. Reference to this cautionary statement in the context of a forward-looking statement or statements shall be deemed to be a statement that any one or more of the following factors may cause actual results to differ materially from those in such forward-looking statement or statements.

WE MAY NOT BE ABLE TO COMPETE WITH EXISTING OR POTENTIAL COMPETITORS

The visual content and online art framing businesses are highly competitive. We believe that competitive factors include quality of images, branding, reputation, service, breadth of content, depth of content, content provider associations, customer associations, technology, pricing, and sales and marketing. Competitors to our SuperStock subsidiary include Getty Images, Corbis, Jupitermedia Corporation, Masterfile, Index Stock, Punchstock and dozens of smaller stock photography agencies. The primary competitor to our ArtSelect subsidiary is art.com. Overall, many of our competitors are significantly larger, have far greater resources, a notably larger customer base, a far greater content provider base, significantly more technology infrastructure, and more well-recognized names in the marketplace than we do, all of which may make it difficult for us to compete effectively. In addition, there are several companies that are aggressively pursuing the visual content market with technology and services that we may not be able to match.

WE RELY ON OUTSIDE CONTENT PROVIDERS, THEREFORE WE MAY NOT BE ABLE TO CONTINUE OPERATIONS WITHOUT ADEQUATE SUPPLY OF CONTENT

We rely on outside sources to provide us with visual content, which we aggregate and make available to our customers. We plan on entering into additional agreements with outside content providers to license their imagery. We cannot assure you that we will enter into agreements with outside content providers or, if we are able to enter into such agreements, that we will have the resources or personnel to successfully integrate such content into our business. If we are not able to enter into agreements to acquire quality content and/or if we are unable to successfully integrate content into our business, we may not be able to continue operations.

IF THE DEMAND FOR OUR IMAGE ARCHIVE DECLINES, OUR OPERATING RESULTS WILL DETERIORATE

If the value of our image archive is reduced through a decline in the demand for the images it contains, revenues could be significantly reduced, which directly impacts operating results and our cost of additional capital.

WE PLAN TO GROW OUR BUSINESS THROUGH ACQUISITIONS AND JOINT VENTURES, WHICH WILL RESULT IN OUR INCURRING SIGNIFICANT COSTS

The acquisition of new businesses is costly, such new businesses may not enhance our financial condition, and we may face difficulties and be unsuccessful in integrating new businesses. The resources expended in identifying, negotiating and structuring acquisitions and joint ventures may be significant and may not result in any transactions. Any future acquisitions will be subject to a number of challenges in integrating new operations into our existing operations, including:

•	diversion of management time and resources;
•	difficulty of assimilating the operations and personnel of the acquired companies;
•	potential disruption of our ongoing business;
•	difficulty of incorporating acquired technology and rights into our products and services;
•	unanticipated expenses related to technology integration;
•	difficulties in maintaining uniform standards, controls, procedures and policies;
•	impairment of relationships with employees and customers as a result of any integration of new management personnel; and
•	potential unknown liabilities associated with acquired businesses

IF WE ARE UNABLE TO EFFECTIVELY MANAGE OUR GROWTH WE WILL BE UNABLE TO SUCCESSFULLY OPERATE OUR BUSINESS IN THE FUTURE

Our growth has placed, and is expected to continue to place, a significant strain on our managerial, technical, operational and financial resources. To manage our expected growth, we will have to implement and improve our operational and financial systems, and we will have to train and manage our growing employee base. We will also need to maintain and expand our relationships with customers, outside content providers and other third parties. If we are unable to effectively manage our growth, our business may become inefficient and we may not become profitable.

WE MAY NOT SUCCEED IN ESTABLISHING THE a21 BRANDS

We believe that having a well-recognized brand name is a critical competitive factor in our industry. If we do not successfully establish the a21 brands, we may not be able to generate enough interest from buyers to consider licensing images from us or from suppliers to entertain licensing their images to us. To successfully develop and maintain the a21 brands, including the “SuperStock” and “ArtSelect” and brands, we will have to invest in marketing, promotion, advertising, sales, distribution, and additional personnel to support them. We cannot assure you that we will have sufficient capital required to successfully develop and maintain the a21 brands or that we will be able to hire qualified personnel to support the a21 brands in the future.

KEY EMPLOYEES ARE ESSENTIAL TO BUILDING OUR CUSTOMER RELATIONSHIPS, THEREFORE IF WE ARE UNABLE TO ATTRACT AND RETAIN KEY EMPLOYEES, WE WILL BE UNABLE TO SUCCESSFULLY OPERATE OR BUSINESS IN THE FUTURE

We are highly dependent on key employees. Philip N. Garfinkle, our Executive Chairman, John Z. Ferguson, our Chief Executive Officer, Thomas Costanza, our Vice President and Chief Financial Officer, and other senior management staff, are essential to our ability to establish and maintain relationships with our customers and distributors. Competition in our industry for executive-level personnel is strong, and we can make no assurance that we will be able to hire, motivate and retain highly effective executive employees. The executives named above have existing employment agreements.

WE ARE SUBJECT TO RISKS ASSOCIATED WITH OPERATIONS IN MULTIPLE COUNTRIES

SuperStock sells through a global network of distributors doing business in many countries. In 2005, revenues earned outside of the U.S. accounted for approximately 17% of SuperStock’s total revenue. As a result, we are subject to risks associated with operating in multiple countries, including:

•	increased time, effort and attention of our management to manage our foreign operations;
•
currency devaluations and fluctuations in currency exchange rates, including impacts of transactions in various currencies and translation of various currencies into dollars for U.S. reporting and financial covenant compliance purposes;

•	imposition of or increases in customs duties and other tariffs;
•	language barriers and other difficulties in staffing and managing foreign operations;
•	longer customer payment cycles and greater difficulties in collecting accounts receivable;
•	uncertainties of laws and enforcement relating to the protection of intellectual property;
•	Imposition of or increases in currency exchange controls, including imposition of or increases in limitations on conversion of various currencies into U.S. dollars;
•	imposition of or increases in revenue, income or earnings taxes and withholding and other taxes;
•	imposition of or increases in investment or trade restrictions and other restrictions or requirements by non-U.S. governments;
•
inability to definitively determine or satisfy legal requirements, inability to effectively enforce contract or legal rights and inability to obtain complete financial or other information under local legal, judicial, regulatory, disclosure and other systems; and

•	nationalization and other risks, which could result from a change in government or other political, social or economic instability.

SYSTEMS FAILURES AND SECURITY BREACHES MAY HARM OUR BUSINESS

Any failure of our current technology systems or the technology systems of acquisitions, viruses, any breach of security of our system or the systems of acquisitions, or the perception of a failure or breach of security of such systems, could decrease our customers’ trust in us and our content providers’ trust in us to safeguard confidential and valuable information and assets, which could impact their willingness to do business with us and potentially cause serious interruptions in our services, sales, or operations.

WE RELY ON THIRD PARTIES FOR TECHNOLOGY AND BACKUP SYSTEMS

While we currently manage the majority of our technology on site at our operating locations, some of the technologies and systems are and will be managed by third parties off site on outside servers for website hosting and backup. We may not be able to control access and security to these servers as we would if they were on site. While we make every effort to maximize the security and integrity of our data, we cannot guarantee that third parties will do the same regardless of their contractual obligation to do so.

Additionally, some of our SuperStock distributors both domestically and overseas keep local copies of a portion of our image library on their servers to expedite delivery of images to their clients. We do not have control over the day-to-day management of their technology or the security and integrity of their systems. If our data is compromised, it may be rendered unusable or we may be unable to prevent unauthorized copies of images from our library from entering the marketplace.

YOU MAY SUFFER DILUTION UPON THE EXERCISE OF OUTSTANDING OPTIONS AND WARRANTS AND THE CONVERSION OF CONVERTIBLE NOTES AND PREFERRED STOCK

As of September 30, 2006, we had stock options outstanding to purchase 8,408,377 shares of common stock, warrants to purchase 7,424,300 shares of our common stock, SuperStock preferred stock exchangeable into up to 4,025,139 shares of our common stock and notes convertible into 23,846,149 shares of our common stock. To the extent such options or warrants are exercised and preferred stock is converted, there will be further dilution. In addition, in the event that any future financing should be in the form of securities convertible into, or exchangeable for, equity securities, investors may experience additional dilution upon the conversion or exchange of such securities.

IN THE FUTURE, WE MAY NEED TO OBTAIN ADDITIONAL FINANCING TO FUND OUR OPERATIONS AND TO ACQUIRE ADDITIONAL BUSINESSES

In the future, we may need to obtain additional financing to fund our operations and to acquire additional businesses. There is no guarantee that we will be able to raise additional capital under terms and conditions that are favorable to us, if at all.

EFFORTS TO COMPLY WITH RECENTLY ENACTED CHANGES IN SECURITIES LAWS AND REGULATIONS HAVE REQUIRED SUBSTANTIAL FINANCIAL AND PERSONNEL RESOURCES AND WE STILL MAY FAIL TO COMPLY

As directed by section 404 of the Sarbanes-Oxley Act of 2002, the SEC adopted rules requiring public companies to include a report of management on our internal controls over consolidated financial reporting in our annual reports on Form 10-KSB. In addition, the independent registered public accounting firm auditing our consolidated financial statements must attest to and report on management’s assessment of the effectiveness of our internal controls over financial reporting. This requirement is to first apply for management’s assessment in our annual report on Form 10-KSB for our fiscal year ending December 31, 2007, and for the independent registered public accounting firm’s assessment for fiscal year ended December 31, 2008. Depending on a number of variables and the significant resources required to comply, uncertainty exists regarding our ability to comply by applicable deadlines.

WE HAVE A LIMITED OPERATING HISTORY

While SuperStock has been in business since 1973 and ArtSelect since 1998, a21 was founded and commenced developmental operations in 1998 prior to the acquisition of SuperStock in 2004. Our operating history and the experience of our management team may be insufficient for you to evaluate our business and future prospects.

PROVISIONS OF OUR CORPORATE DOCUMENTS AND DELAWARE CORPORATE LAW MAY DETER A THIRD PARTY FROM ACQUIRING OUR COMPANY

Provisions of our articles of incorporation and our bylaws, authorize our Board of Directors to, among other things, issue preferred stock and fix the rights, preferences, privileges and restrictions of such shares without any further vote, approval or action by our stockholders. Our Board could take actions that could discourage a third party from attempting to acquire control of us and that could make it more difficult for a third party to acquire us. Our Board could take such actions even if our stockholders consider a change in control to be in their best interests.

WE MAY NOT CONTINUE AS A GOING CONCERN

Because we have sustained significant recurring losses resulting in a significant accumulated deficit that raised substantial doubt about our ability to continue as a going concern, our independent registered public accounting firm has included a going concern explanatory paragraph in their report in connection with their audit of our consolidated financial statements for the year ended December 31, 2005. Largely as a result of our April 2006 financing of $15.5 million, at September 30, 2006, we had cash of $6.2 million and working capital of $5.8 million. Based on our recent and planned operating results, we do not believe that we will require additional working capital to implement our business plan and continue as a going concern.

Our consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts or classification of liabilities that might be necessary should we be unable to continue as a going concern.

WE HAVE HAD MATERIAL WEAKNESSES IN OUR INTERNAL CONTROLS AND PROCEDURES

Our independent registered public accounting firm has advised us and our Audit Committee that there were material weaknesses in our disclosure controls and procedures during fiscal years 2005 and 2006. We have taken steps and have a plan to correct the material weaknesses. Management believes that if these material weaknesses are not corrected, a potential misapplication of generally accepted accounting principles or potential accounting error in our consolidated financial statements could occur. Enhancing our internal controls to correct the material weaknesses has and will result in increased costs to us. The identified material weaknesses stem from our numerous debt and equity transactions involving complex and judgmental accounting issues and accounting for stock based compensation under new accounting rules effective January 1, 2006. Our independent registered public accounting firm has noted instances where generally accepted accounting principles in the United States were not correctly applied and adjustments to our consolidated financial statements were required. As part of the remedial steps taken, we have retained certain personnel and plan to retain additional personnel to support technical accounting, financial reporting and internal control issues.

FORWARD-LOOKING STATEMENTS

Statements in this prospectus that are not descriptions of historical facts are forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Reference is made in particular descriptions of our plans and objectives for future operations, assumptions underlying such plans and objectives, and other forward-looking terminology such as “may,” “expects,” “believes,” “anticipates,” “intends,” “expects,” “projects,” or similar terms, variations of such terms, or the negative of such terms. Forward-looking statements are based on management’s current expectations. Actual results could differ materially from those currently anticipated due to a number of factors, including those set forth under “Risk Factors.”

USE OF PROCEEDS

We will not receive any proceeds upon the sale of shares by the selling stockholders. We will, however, receive approximately $4.0 million if all of the warrants for the underlying shares of common stock being registered are exercised. We expect to use these proceeds, if any, for general corporate purposes.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

MARKET INFORMATION

Since September 2003, our common stock has traded on the OTC Bulletin Board under the symbol “ATWO”.

The following table sets forth for the quarterly periods indicated the high and low bid prices of our common stock as reported on the OTC Bulletin Board. The bid prices reflect inter-dealer prices, without retail mark-up, markdown or commission and may not represent actual transactions.

	HIGH	LOW
2004
First Quarter	$0.60	$0.08
Second Quarter	0.51	0.22
Third Quarter	0.33	0.18
Fourth Quarter	0.24	0.12

2005
First Quarter	$0.13	$0.09
Second Quarter	0.20	0.07
Third Quarter	0.22	0.13
Fourth Quarter	0.48	0.19

2006
First Quarter	$0.80	$0.31
Second Quarter	0.90	0.34
Third Quarter	0.49	0.24
Fourth Quarter through December 26, 2006	0.36	0.22

HOLDERS

There were approximately 2,000 holders of record of our common stock on December 26, 2006.

DIVIDENDS

We have not paid or declared any dividends on our common stock since our inception. Our Board of Directors does not expect to declare cash dividends on our common stock in the near future. We anticipate that we will retain our future earnings to finance the continuing development of our business.

BUSINESS

OVERVIEW

a21, Inc. was incorporated in the State of Texas in October 1998, under the name Saratoga Holdings I, Inc. In February 2004, we completed the acquisition of all of the voting common stock, representing 83% of the outstanding equity, of SuperStock, Inc. In October 2005, we completed the acquisition of all of the outstanding stock of Ingram Publishing Limited. In May 2006, we completed the acquisition of ArtSelect, Inc. through the merger of a wholly owned subsidiary into ArtSelect.  On July 31, 2006, we changed our state of incorporation from Texas to Delaware.

Through our subsidiary SuperStock, we aggregate visual content from photographers, photography agencies, archives, libraries and private collections and license the visual content to our customers. Our customer base consists of four major groups: creative (advertising and design agencies), editorial (publishing and media entities), corporate (in-house communications departments and outside corporate communications firms) and consumers (the general public). Our products are sold directly and through a global network of distributors in over 100 countries.

SuperStock’s subsidiary Ingram is a UK-based provider of subscription, CD-ROM and individual royalty free images as well as vector graphics and fonts, vehicle online templates, and print price guides for the worldwide graphics design, printing, sign making, advertising and publishing communities.

Our subsidiary ArtSelect supplies home and office framed and unframed wall décor to retailers, catalogers, membership organizations and consumers through both online and traditional retail and wholesale distribution channels.

We are headquartered in Jacksonville, Florida, with other operating and sales offices in Iowa, New York City and London.

BACKGROUND

In February 2004, we completed the acquisition of all of the voting common stock, representing 83% of the outstanding equity, of SuperStock, a licensor of stock images to the advertising, media and publishing industries. SuperStock’s primary assets currently include approximately 1,000,000 images that it either owns or licenses from third parties, an approximately 73,000 square foot facility in Jacksonville, Florida (which we, through our SuperStock subsidiary, sold and leased back from the buyer), receivables from its customers and cash. In consideration for the sale and purchase of the common stock of SuperStock, the sellers received 1,666,717 shares of non-voting participating preferred stock of SuperStock which was exchangeable into 5,000,151 shares of our common stock, $2.6 million in cash and a 14 month secured note in the amount of $1.6 million that initially pays an interest rate of LIBOR plus 1.9% per annum. In addition, we granted warrants to the sellers to purchase 160,000 shares of our common stock at $0.56 per share and issued to the sellers and their advisors 573,589 shares of our common stock for about $150,000 cash consideration. Final adjustments were made to the purchase price upon finalization of SuperStock's closing balance sheet. We finalized a settlement relating to such final adjustments with the Sellers as of March 3, 2005, pursuant to which we agreed to pay $100,000 to the Sellers, in three installments. We made our first payment on signing the settlement agreement and issued a promissory note for the deferred portion bearing interest at the rate of five percent per annum beginning March 1, 2005 until paid in full. As part of the original purchase agreement, the sellers may also receive up to $1.5 million should SuperStock achieve certain revenue milestones during the four year period after closing, of which the payment for the first year ending February 28, 2005 was approximately $201,000 and the second year ending February 28, 2006 was approximately $200,000. Such related payments made to-date or in the future are considered incremental purchase value and therefore charged as incremental goodwill.

On October 12, 2005, SuperStock completed the acquisition of all of the outstanding stock of Ingram from its stockholders. Ingram is a UK-based provider of subscription, CD-ROM and individual royalty-free images as well as vector graphics and fonts, vehicle online templates, and print price guides for the worldwide graphics design, printing, sign making, advertising and publishing communities. Ingram’s primary assets include approximately 100,000 images that it licenses from third parties, receivables from its customers and cash. In consideration for the outstanding stock of Ingram, the former stockholders of Ingram received $965,000 in cash, approximately $1.3 million of our preferred stock which was convertible into 2,896,000 shares our common stock at a minimum price of $0.50 per share, and 3,620,000 shares of our common stock. In addition, we paid off Ingram debt of $1.5 million, and paid transaction costs of approximately $530,000. Ingram had no other significant liabilities at closing other than normal accounts payable and accrued expenses. Our preferred stock issued in connection with the acquisition of Ingram was converted into 2,522,648 shares of our common stock on March 14, 2006.

On May 16, 2006, we acquired ArtSelect. ArtSelect supplies home and office framed and unframed wall décor to retailers, catalogers, membership organizations, and consumers through both online and traditional retail and wholesale distribution channels.  The primary reason for the acquisition of ArtSelect was that it provided us with technology, business partners, and infrastructure to sell framed imagery. In consideration, the former stockholders of ArtSelect received $4.5 million of cash, $2.4 million in secured notes, and 10,000 shares of a21 convertible preferred stock valued at $3.15 million. The selling stockholders of ArtSelect also received warrants to purchase 750,000 shares of a21’s common stock exercisable at $1.00 per share and valued at $0.50 per share or $375,000. We have also incurred approximately $214,000 in related transaction costs.

OPERATIONS AND TECHNOLOGY

Through SuperStock, we aggregate visual content from photographers, photography agencies, archives, libraries and private collections, and make such visual content available to creative professionals at advertising and design agencies, publishing and media entities, in-house communication departments and outside corporate communications firms, small and home office businesses, and the general public.

Images are not sold: reproduction and usage rights are licensed. For SuperStock, such licenses fall generally into two types - rights-managed and royalty-free. A rights-managed license is a limited license whereby the usage (i.e., a magazine advertisement or a billboard), term (either for one-time use or for a specified time) and venue (i.e., within the U.S. or Europe or globally) are fully defined. A royalty-free license is an unlimited license, whereby the image can be reused indefinitely for an unlimited time, as long as the license is not re-sold or transferred. Certain image rights are licensed on a subscription basis typically ranging from one-month to twelve-month terms.

The Internet and digital imaging technology allows an image that has been digitized to be seen worldwide and be reproduced and distributed indefinitely, at little or no additional cost. This has created significant opportunities for us to streamline our operations and to realize the benefits of economies of scale. On our website, images can be found, licenses transacted and product delivered via downloads. Furthermore, our website is fully compatible with the latest versions of the most commonly and readily available web browsers, such as Internet Explorer ® and Netscape ®.

Acquisition and distribution of SuperStock’s products is primarily performed digitally. Independent photographers and/or vendors deliver images to use either in digital form or on film, which we then digitize using our in-house scanning facilities. The image files are uploaded onto our online storage facility and are assigned various file names and information. Finally, they are assigned various metadata such as keywords and subject codes, enabling the search engine to find and display the images to our customers.

ArtSelect supplies home and office framed and unframed wall décor to retailers, catalogers, membership organizations and consumers through both online and traditional retail and wholesale distribution channels.

Through ArtSelect’s Private Label Site (PLS) program, ArtSelect creates for its customer-partners branded sub-domains on ArtSelect’s global website. ArtSelect assigns an ArtSelect URL specific to the customer-partner’s branded site. The customer-partner provides ArtSelect with its identifying graphic and ArtSelect prominently displays it on web pages throughout the customer-partner’s branded site. The customer-partner’s identifying graphic also serves as the link to the partner’s website. Limited customization of the customer-partner’s sub-domain is possible upon request.

ArtSelect’s drop-ship wholesale customer-partners offer specific ArtSelect wall décor stock-keeping units, or SKUs, on their websites. Drop-ship wholesale is not linked to a privately labeled sub-domain on the ArtSelect website. The customer-partner is responsible for all promotions, web development, transaction processing and customer interactions.

Our operating subsidiaries have a centralized and integrated technology platform as the foundation for website and back-office systems. These platforms enable our customers to search, select, license, transact payments and download our imagery. It also provides for centralized sales order, customer database, finance and accounting management systems. These systems cover many operational activities, from customer interaction and transaction processing, order fulfillment and invoicing, to photographer and vendor royalty reports and payments. Our technology platforms are primarily owned and operated by our operating subsidiaries.

We upgrade our systems as the need and opportunity arises. We are dedicated to regularly upgrading our hardware and search engine to increase its speed and accuracy. We also routinely obtain additional online storage as our library of images continues to grow. Similarly, we continue to build new search and communication tools on our websites in order to improve its functionality and user-friendliness. We use a combination of software developed in house and third party service providers to support our operations.

PRODUCTS

SuperStock’s images are available for delivery to our customers through online downloads or on CD-ROM and may be viewed on our website. Certain of those images may also be viewed on our distributors’ websites. Customers typically search for images by using the search engine on our website. Given any number of input parameters, which include keywords, subject matter, product type and image number, the search engine returns the appropriate images for the customer to peruse and select. The search can then be refined or repeated with modified input parameters. An image search is usually an iterative process. Upon request and for no additional cost to the client, we make available the search capability of our in-house research team. SuperStock’s collection of contemporary photography forms the largest part of our library. It is a comprehensive offering of current and cutting-edge imagery in a wide variety of subjects, such as people and lifestyles, world travel and places, nature and wildlife, business and industry, sports and concepts. The bulk of SuperStock’s vintage collection consists of the Devaney Collection, which is comprised of commercial and advertising photography from the 1940’s through the 1960’s. SuperStock’s broad offering of fine art imagery ranges from prehistoric cave paintings to modern and contemporary pieces from living artists, many artistic movements throughout history, religious and cultural works, and photographs of antiques and artifacts.

ArtSelect sells custom framed art print reproductions on-line through its own website and through privately labeled sub-domains of its website. ArtSelect’s innovative, see it as you design it, “virtual frame-shop” functionality instantly shows shoppers how their finished framed art print would look under each of the selected pairings. Through ArtSelect’s private labeled sub-domains, catalogers and retailers offer their customers ArtSelect’s range of choice in wall décor in their own names, with no perception by their customers that they were not being served by the cataloger or retailer.

For SuperStock, pricing for each customer group varies depending upon product type, with rights-managed images generally selling at a higher price point than royalty-free images. Pricing of rights-managed licenses is determined by a number of factors. These factors are selected by our customers to suit their specific needs. Pricing for images procured through a rights-managed license currently range from approximately $300 for a quarter page editorial inside a magazine to over $10,000 for use in a major print advertising campaign. Pricing for images procured through a royalty-free license currently range from approximately $80 for a low-resolution image to approximately $450 for a high resolution, full-page image. Rights-managed image sales generally require more of our support staff than royalty-free image sales, typically because of the time and effort required to negotiate and monitor the rights-managed licenses and because rights-managed licensors are often a higher level, more sophisticated customer. SuperStock’s subscription pricing model offers access to certain images for fees ranging from $150 to $600 depending on the term of the license.

For ArtSelect, pricing for each customer group varies depending upon the framed art product type including print, size, and materials. Framed art pieces sold by ArtSelect have an average price of approximately $160 per unit.

CUSTOMERS

SuperStock serves a variety of customers in four major categories: creative (advertising and design agencies), editorial (publishing and media entities), corporate (in-house communications departments and outside corporate communications firms) and retail (the general public). These customer categories are not mutually exclusive. Due to the large number of our customers and their dispersion across many geographic areas, we are not dependent on a single customer or a few customers, the loss of which would have a material adverse effect on us. SuperStock supplies our creative customers with imagery that typically conveys a commercial or advertising message. SuperStock also supplies a variety of imagery for use in the publication of textbooks, magazines, newspapers and web portals where there is a need to illustrate the stories and editorials with imagery. Additionally, SuperStock supplies a variety of imagery for use in business and corporate communications, which may be included in brochures, annual reports, newsletters, websites, and multi-media presentations.

ArtSelect serves a variety of customer-partners who range from major market to mid-market e-tailers. These customer-partners value ArtSelect’s one-stop bundling of technology interface and framed art fulfillment. ArtSelect’s customer-partners are reasonably dispersed, but the loss of a large customer-partner could significantly reduce our revenues.

MARKETING

The SuperStock brand is a fundamental draw and market-positioning device. On occasion, we have been able to co-brand certain image-content products, services and marketing activities with those of certain vendors, especially vendors who have well established brand identities. On occasion, we have used the names of individual photographers, especially those with unique bodies of work or those who are well renowned, in our marketing activities. SuperStock reaches our customers and prospective customers through a variety of marketing activities, which include print advertising, direct mail, web mail and telemarketing. These activities are designed to create and reinforce brand awareness, drive traffic to our website, and advertise our latest products and services. We seek to build and reinforce our brand and promote our latest products and services through ongoing print advertising campaigns in a number of trade publications targeted to reach our professional customers. Direct mail forms are an integral part of SuperStock’s marketing efforts. Our direct mail campaigns consist of postcards, brochures and print catalogs and are designed to depict the most current styles and trends, incorporate our newest photography and appeal to the tastes and expectations of our customers.

ArtSelect typically deploys a targeted partner-customer approach intended to establish key relationships with the appropriate decision makers of its broad e-tailer market. This approach also includes valuable participation at the appropriate related trade industry events.

Our operating companies send e-mails to current and prospective users and partners regularly that contain invitations to visit various pages or features on our websites. Our ongoing effort to update our customer list is also an opportunity to build and reinforce the personal contacts that are critical in servicing our customer’s needs.

SALES AND DISTRIBUTION

SuperStock’s licensing revenue is generated from our direct sales operations in certain markets including U.S.A., UK, and Canada and also through revenue sharing arrangements with our distributors in global markets. ArtSelect sells custom framed art print reproductions on-line through its own website and through privately labeled sub-domains of its website. Through ArtSelect’s private labeled sub-domains, catalogers and retailers offer their customers ArtSelect’s range of choice in wall décor in their own names, with no perception by their customers that they were not being served by the cataloger or retailer itself.

SuperStock and ArtSelect’s sales and service staff consists of Account Executives, a Customer Service Group, a Research Team, and a Technical Support Group. Account Executives are assigned key accounts, typically high volume and regular customers, and are responsible for managing and building these relationships. Account Executives are also given the opportunity to prospect for new accounts. The Customer Service Group handles new customers and other inbound inquires. After we assess specific criteria, such as the frequency of its purchases, volume and types of purchases, a customer will be assigned to an Account Executive for further development. The Research Team provides sales support to the Account Executives and Customer Service Group by completing online searches and image selections based on criteria provided by the client. We also employ a Technical Support Group that provides expertise in web, online and digital imagery applications and assists our customers in using our products.

SuperStock’s imagery is licensed to customers worldwide through our international distribution network. The use of our brand name, licensing rights to the imagery, access to various tools on our website and the provision of digital files are granted under license and revenue sharing arrangements. The appointment of local distributors in various global markets allows us to realize revenue opportunities without building operational infrastructure in different languages, cultures, legal systems and currencies.

INTELLECTUAL PROPERTY

Other than a portion of our library that is fully owned by SuperStock, the copyright to the images that we sell belongs to the independent photographer or company that grants us their licensing and distribution rights. We recognize copyright protection as an invaluable asset and have implemented an outreach process to alert us to unauthorized use of our images. When discovered, the user is notified of the copyright laws and requested to comply by remitting payment. If this action does not result in copyright enforcement, legal action may be pursued.

COMPETITION

The market for visual content is highly competitive, and we expect such competition to continue in the future. We have observed that the main competitive factors include quality of images, branding, reputation, service, breadth and depth of content, content provider associations, customer associations, technology, pricing, and sales and marketing. In addition, accessibility and timeliness of service are important competitive factors.

SuperStock’s current competitors include other general visual content providers such as Getty Images, Corbis, Jupitermedia Corporation, Masterfile, Punchstock, Index Stock and dozens of smaller stock photography agencies and image content aggregators throughout the world. Many of our competitors are larger than us and have substantially greater financial, technical, and marketing resources than we do.

The market for selling custom framed art print reproductions online is also highly competitive, and we expect such competition to continue in the future. We believe that the main competitive factors include quality of art content, ease of use and functionality of e-commerce offerings, breadth and depth of art content, customer-partner associations, technology, pricing, and sales and marketing. ArtSelect’s current competitors include other providers of online framed art such as Art.com.

EMPLOYEES

As of September 30, 2006, we had a total of approximately 140 employees, all of which are full time employees, and which includes the employees working for our ArtSelect subsidiary, which we acquired in May 2006. We believe our relationship with our employees is good. We have not experienced any labor stoppages. None of our employees is covered by collective bargaining agreements, although UK based employees are subject to statutory requirements as governed by law in the UK.

LEGAL PROCEEDINGS

We are not aware of any material pending or threatened legal proceedings that involve us.

DESCRIPTION OF PROPERTY

SuperStock leases a 73,000 square foot building in which our headquarters are located in Jacksonville , Florida, for which it has current monthly lease obligations of $65,000 increasing incrementally to $98,000 during the period through May 2024. In September 2004, SuperStock entered into a sublease agreement with Vurv (formerly Recruitmax Software) under which SuperStock subleased to Vurv approximately 40,000 square feet for remaining monthly payments ranging from $56,000 to $62,000 per month. The sublease terminates on October 31, 2010, subject to Vurv’s renewal option.

We also operate smaller leased offices in New York, and in London, England. ArtSelect leases an 11,300 square foot office space in which its headquarters are located in Fairfield, Iowa, for which it pays $9,900 per month through October 2007. ArtSelect also leases an 18,000 square foot operating space in which its framing operation is located in Fairfield, Iowa, for which it pays $7,900 per month through December 2007.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OR PLAN OF OPERATION

GENERAL

The following should be read in conjunction with our unaudited and audited consolidated financial statements and the notes thereto which are included in this prospectus.

RECENT EVENTS

On October 9, 2006, Philip N. Garfinkle resigned his position as a21’s interim President and Chief Operating Officer and was appointed a21’s Executive Chairman.

On October 9, 2006, we appointed John Z. Ferguson as Chief Executive Officer and a member of a21’s Board of Directors.

On October 9, 2006, we entered into an advisory agreement with Albert H. Pleus, pursuant to which Mr. Pleus resigned his position as Chairman and Chief Executive Officer of a21 and he was appointed an Executive Advisor to us. Pursuant to this agreement, Mr. Pleus’ prior employment agreement with a21 was terminated.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

This discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements that have been prepared under accounting principles generally accepted in the United States of America, or GAAP. The preparation of consolidated financial statements in conformity with GAAP requires our management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could materially differ from those estimates.

Goodwill and Identifiable Intangible Assets

Goodwill is the excess of the purchase price and related costs over the fair value of net assets acquired in business combinations. Goodwill is tested for impairment annually effective October 1. When assessing impairment, we apply the implied fair value based on a market capitalization value model. As circumstances change, it is possible that future goodwill impairment tests could result in a loss on impairment of assets, which would be included in the determination of income from operations. At October 1, 2005, the implied fair value of our goodwill significantly exceeded its carrying value, therefore goodwill was not impaired.  We are in the process of conducting the 2006 annual impairment test.

Identifiable intangible assets are assets that do not have physical representation, but that arise from contractual or other legal rights or are capable of being separated or divided from us and sold, transferred, licensed, rented, or exchanged. Identifiable intangible assets are generally valued based on discounted future cash flows that we estimate will be generated by the assets and are amortized on a straight-line basis over their estimated useful lives. Identifiable intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that carrying amounts may not be recoverable. Impairment exists when the carrying value of the asset is not recoverable and exceeds its fair value. The discounted cash flow models we use to determine the fair value of identifiable intangible assets involve significant assumptions and estimates, including cash flows expected to be generated by the assets, the estimated useful lives of the assets, and our future weighted average cost of capital. As circumstances change, it is possible that future impairment tests could result in a loss on impairment of assets, which would be included in the determination of income from operations. No identifiable intangible assets were impaired during the periods presented.

Estimated Useful Lives of Certain Long-Lived Assets

The estimated useful lives of our most significant property and equipment and identifiable intangible assets are discussed below. Should we determine at some point in the future that the useful lives of these assets are shorter than estimated, it is possible that we would be required to accelerate the amortization, or write off an impaired portion, of these assets.

Photo Collection and Photographer Contracts

The estimated useful lives of our photo collection and photographer contracts are determined based on the estimated number of years over which they generate the majority of their revenue. Periodically, we perform analyses of the photo collection and photographer contracts. With respect to periodic analysis, historical revenue may not be indicative of future revenue, and therefore, these estimated useful lives are inherently uncertain.

Identifiable Intangible Assets

The net book value of our identifiable intangible assets at December 31, 2005 consisted substantially of license agreements and non-compete covenants. We evaluate the remaining useful lives of our identifiable intangible assets each reporting period to determine whether events and circumstances warrant revisions to the remaining periods of amortization. No revisions were determined to be necessary during the periods presented.

The estimated useful lives of identifiable intangible assets are generally based on contractual or other legal terms, our plans for use of the assets and the cost and difficulty of renewing the lives of the assets. The useful lives of these assets may change or terminate prior to their contractual lives due to changes in operating plans, brand strategy, acquisition or disposition of businesses and legal action, among other circumstances.

RESULTS OF OPERATIONS

NINE MONTHS ENDED SEPTEMBER 30, 2006 COMPARED TO NINE MONTHS ENDED SEPTEMBER 30, 2005

REVENUES. Revenues were $13.4 million for the nine months ended September 30, 2006 compared to $6.7 million for the same prior year period. Approximately 66% of the increase was attributable to the ArtSelect acquisition, approximately 14% of the increase was attributable to the Ingram acquisition, with the balance of the increase attributed to organic growth in the SuperStock business.

COST OF REVENUES. Cost of revenues was $4.9 million for the nine months ended September 30, 2006 compared to $2.1 million for the same prior year period. Approximately 74% of the increase was attributable to the ArtSelect acquisition, approximately 14% of the increase was attributable to the Ingram acquisition, with the balance of the increase attributed to organic growth in the SuperStock business.

As a percentage of revenues, cost of sales was 36% and 31% for the nine months ended September 30, 2006 and 2005, respectively. The increase in cost of sales percentage reflects the weighted impact of higher variable cost for ArtSelect’s raw materials and shipping costs.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. SG&A expenses were $10.1 million for the nine months ended September 30, 2006 compared to $5.1 million for the same prior year period.

Approximately 46% of the increase was attributable to the ArtSelect acquisition, approximately 15% of the increase was attributable to the Ingram acquisition, approximately 9% of the increase was attributable to the adoption of SFAS 123(R), with the balance of the increase attributed to higher corporate costs including legal and audit fees. In accordance with the modified prospective transition method, our condensed consolidated statement of operations for the nine months ended September 30, 2005 has not been restated to reflect, and does not include, the impact of SFAS 123(R).

DEPRECIATION AND AMORTIZATION. Depreciation and amortization was $2.2 million for the nine months ended September 30, 2006 compared to $1.1 million for the same prior year period. The increase was primarily attributable to incremental depreciation and amortization expense (primarily of intangible assets) during the nine months ended September 30, 2006 resulting from the ArtSelect and Ingram acquisitions.

INTEREST EXPENSE. Interest expense was $1.2 million for the nine months ended September 30, 2006 compared to $1.0 million for the same prior year period. Interest expense for the nine months ended September 30, 2006 reflects higher outstanding debt during the nine months ended September 30, 2006 compared to the same prior year period. Interest expense for the nine months ended September 30, 2005 included incremental amortization of finance costs.

WARRANT EXPENSE. Pursuant to the provisions of Emerging Issues Task Force No. 00-19, “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, A Company’s Own Stock”, during 2005, we recorded the value of certain warrants issued in February 2005 as a current liability. Subsequent changes in the fair value of the warrants are reflected in the condensed consolidated statement of operations. The classification of the warrants was determined based upon the terms of the warrants relative to registration rights and because the warrants did not include a liquidated damages provision. The change in the valuation of the warrants resulted in expense of $108,000, was offset by $46,000 of income resulting from the excess of the fair value of $261,000 of warrants canceled as part of the $15.5 million financing in exchange for $215,000 of such debt.  This resulted in net expense of $62,000 for the nine months ended September 30, 2006, which was recorded as non-operating warrant expense.

OTHER EXPENSE, NET. Other expense, net was $31,000 for the nine months ended September 30, 2006 compared to $717,000 for the same prior year period. Other expense, net for the nine months ended September 30, 2006 includes $113,000 of interest income earned on cash balances, offset by $119,000 of expense resulting from foreign sales tax credits. Other expense, net for the same prior year period includes a $371,000 loss on the extinguishment of the convertible subordinated notes payable.

DEEMED DIVIDEND. On March 6, 2006, we received $1.2 million in connection with the exercise of warrants to purchase 4,000,000 shares of a21’s common stock. In connection with the exercise of the warrants, we set the exercise price of the warrants to $0.30 per unregistered share, which is approximately 10% less than what the exercise price would have been pursuant to the original terms of the warrants, but higher than the minimum $0.25 per unregistered share as stated in the warrant modification agreement. This accommodation was granted by us in order to facilitate the transaction. As a result of the repricing of the warrants, we recorded a deemed dividend of $157,000, increasing the net loss attributed to common stockholders.

During May 2006, we issued convertible preferred stock as partial consideration for the Art Select acquisition.  Because of the trading price of a21 common stock on that date of $0.83 exceeded the stated conversion price of $0.75, we recognized a deemed dividend of $336,000 during the nine months ended September 30, 2006, after the share authorization contingency was met in July 2006 with the approved increase to our authorized common stock.

NET LOSS ATTRIBUTED TO COMMON STOCKHOLDERS. Net loss attributed to common stockholders was $5.6 million or $0.07 per share, for the nine months ended September 30, 2006 compared to net loss of $3.3 million, or $0.08 per share, for the same prior year period.

TWELVE MONTHS ENDED DECEMBER 31, 2005 COMPARED TO TWELVE MONTHS ENDED DECEMBER 31, 2004

Prior to the acquisition of SuperStock in February 2004, we were a development stage company. All financial information presented for 2005 and 2004 includes the accounts of SuperStock and Ingram from their dates of acquisition in February 2004 and October 2005, respectively.

REVENUES. Revenues were $9.6 million for 2005 compared to $7.5 million for 2004. The increase in revenues for 2005 was primarily attributable to SuperStock generating revenue for the full year during 2005 compared to only ten months of operations during 2004 resulting in approximately $1.5 million of the increase. Additionally, some incremental revenues were realized resulting from the Ingram acquisition included from October through December 2005.

COST OF REVENUES. Cost of revenues was $3.1 million for 2005 compared to $2.2 million for 2004. This increase was attributable to a full year of cost of sales for SuperStock for 2005 compared to partial 2004 impact resulting in approximately $500,000 of the increase. As a percentage of revenues, cost of sales was 32% and 30% for 2005 and 2004, respectively. Cost of sales as a percentage of revenues may vary in any period depending on the relative mix of stock photography distributed that is either licensed from third parties or owned by us. The increase in cost of sales as a percentage of revenues is primarily attributable to an increase in the sale of stock imagery from third parties as compared to stock imagery that we own.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. SG&A expenses were $7.4 million for 2005 compared to $5.9 million for 2004. This increase was primarily attributable to SG&A expenses for SuperStock for the full year 2005 and to incremental SG&A expenses resulting from the Ingram acquisition from October through December 2005. In addition, we incurred significantly higher corporate expenses associated with maintaining a publicly traded company including legal and audit related expenses.

DEPRECIATION AND AMORTIZATION. Depreciation and amortization was $1.7 million for 2005 compared to $1.1 million for 2004. This increase was attributable to the depreciation and amortization expenses for SuperStock for the full year 2005, and approximately $320,000 of the amortization of intangible assets realized during 2005 resulted from the Ingram acquisition.

INTEREST EXPENSE. Interest expense was $1.4 million for 2005 compared to $1.4 million during 2004. Interest expense in 2005 is primarily attributable to deemed interest incurred in connection with the lease of the SuperStock facility and interest on the senior secured notes and the unsecured notes. Interest expense in 2004 is primarily attributable to finance costs in connection with the convertible subordinated notes repaid in February 2005, interest expense on notes due to the sellers of SuperStock that were repaid in June 2004, interest expense on the note which was secured by our facility that was repaid in June 2004, and certain unsecured notes.

WARRANT EXPENSE. Pursuant to the provisions of Emerging Issues Task Force No. 00-19, “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, A Company’s Own Stock” (“EITF 00-19”), during 2005, we recorded the value of certain warrants as a current liability, with subsequent changes in fair value to be reflected in the consolidated statement of operations. The classification of the warrants was determined based upon the terms of the warrants relative to registration rights and because the terms did not include a liquidating damages provision. The warrants were valued at $14,000 at the time of initial classification. As of December 31, 2005, the warrants were valued at $187,000, and the increase in valuation of $173,000 was recorded as non-operating warrant expense during 2005.

OTHER (EXPENSE) INCOME, NET. Other (expense), net was ($505,000) for 2005 compared to other income, net of $45,000 in 2004. The increase in other income (expenses), net was largely attributable to a $371,000 loss on the extinguishment of the convertible subordinated notes payable and currency transaction losses of $144,000.

DISPROPORTIONATE DEEMED DIVIDENDS. On October 4, 2005, we completed a transaction pursuant to which we raised net proceeds of approximately $3.2 million. The transaction involved the sale to ten “accredited investors” by a significant stockholder of the Company of outstanding warrants to purchase 21,114,000 shares of our common stock. The exercise price with respect to such warrants to purchase 17,114,000 shares was reduced by us to $0.185 per share from a range of $0.20 to $1.35 per share. The investors exercised the warrants at the reduced price. As part of this transaction, we repriced the remaining warrants to purchase 4,000,000 shares of our common stock. Pursuant to this change, the exercise price was a minimum of $0.25 per share, subject to adjustment based on, among other things, a five-day volume weighted average price and whether the shares underlying this warrant are eligible for resale pursuant to a registration statement under the Securities Act of 1933. As a result of the repricing of the warrants to purchase 21,114,000 shares of our common stock, we recorded a deemed dividend of approximately $219,000, increasing the net loss applicable to common stockholders. The warrants to purchase 4,000,000 shares of common stock were exercised in March 2006 at $0.30 per share.

INCOME TAX BENEFIT. Income tax expense of $105,000 for 2005 compared to a benefit of $729,000 for 2004. The 2005 expense resulted from the write-off of foreign income tax credits that we believe may not be utilized. The 2004 tax benefit of $729,000 arose principally out of the ability to use current period operating losses against the taxable gain recognized upon the sale of the SuperStock building.

NET LOSS ATTRIBUTED TO COMMON STOCKHOLDERS. Net loss was $5.0 million, or $0.10 per share, in 2005 compared to $2.5 million, or $0.07 per share, in 2004. The increase in net loss is principally due to an increase in SG&A expenses, an increase in depreciation and amortization expenses, and a loss on extinguishment of debt of $371,000 partially offset by higher revenues, net cost of revenues.

LIQUIDITY AND CAPITAL RESOURCES

As of September 30, 2006, we had $6.2 million of cash and cash equivalents and working capital of $5.8 million, compared to $1.2 million in cash and cash equivalents and a working capital deficit of $946,000 at December 31, 2005. The increase in cash is primarily due to the net proceeds from April 2006 convertible debt financing offset by the cash used to acquire ArtSelect and cash used in operations during the nine months ended September 30, 2006.

Net cash used in operating activities for the nine months ended September 30, 2006 was $2.0 million, compared to net cash used in operating activities of $1.5 million for nine months ended September 30, 2005. The net cash used in operating activities during the nine months ended September 30, 2006 was primarily due to the net loss of $5.1 million, reduced by $2.2 million for depreciation and amortization, $778,000 for stock compensation, and an increase in accounts payable and accrued expenses of $621,000, and offset by an increase in prepaid expenses and other current assets of $528,000 and an increase of accounts receivable of $272,000. Net cash used in operating activities in the nine months ended September 30, 2005 was primarily due to the net loss of $3.3 million and the increase of accounts receivable of $331,000 reduced by $1.1 million of depreciation and amortization, $371,000 for loss on extinguishment of debt and $397,000 compensation for the issuance of restricted stock.

Net cash used in operating activities for 2005 was $1.9 million, compared to net cash used in operating activities of $2.0 million for 2004. The net cash used in operating activities in 2005 was due primarily to the net loss of $4.8 million and an increase in accounts receivable from the subtenant at our headquarters of $541,000, adjusted for $1.7 million of depreciation and amortization, a $371,000 loss on extinguishment of debt, increase in accounts payable and accrued expenses of $355,000, and $288,000 for compensation from issuances of restricted stock to directors and officers. Net cash used in operating activities in 2004 was principally due to a net loss of $2.5 million adjusted for $787,000 of amortization of finance costs and $1.1 million of depreciation and amortization, in addition to a decrease of deferred income tax liability of $729,000, an increase of $600,000 in restricted cash and an increase in accounts receivable by $210,000.

Net cash used in investing activities for the nine months ended September 30, 2006 was $6.3 million, compared to net cash used in investing activities for the nine months ended September 30, 2005 of $356,000. Net cash used in investing activities for the nine months ended September 30, 2006 was primarily due to $4.5 million used as partial consideration for the ArtSelect acquisition and $750,000 used to secure a letter of credit issued in satisfaction of a lease security deposit. Net cash used in investing activities in the nine months ended September 30, 2005 was primarily due to investments in building, property, and equipment.

Net cash used in investing activities for 2005 was $1.2 million, compared to net cash used in investing activities for 2004 of $1.8 million. Net cash used in investing activities in 2005 was primarily due to the acquisition of Ingram for $1.5 million and additions to building for leasehold improvements of $232,000 for subleased building space, partially offset by $600,000 of funds released from lease security deposit due to investor arrangement. Net cash used in investing activities in 2004 of $1.8 million was from the net cash investment in the acquisition of SuperStock in the amount of $1.4 million and an investment in property and equipment of $322,000.

Net cash provided by financing activities for the nine months ended September 30, 2006 was $13.4 million, compared to net cash provided by financing activities of $2.2 million for the same prior year period. Net cash provided by financing activities for the nine months ended September 30, 2006 resulted substantially from the $15.3 million April 2006 senior convertible debt financing, offset by repayments of $3.3 million of outstanding debt. In addition, we realized proceeds of $1.2 million during the nine months ended September 30, 2006 upon the exercise of stock warrants. Net cash provided by financing activities for the nine months ended September 30, 2005 was primarily due to the $2.3 million senior secured notes payable offset by the retirement of the $1.3 million convertible subordinated notes payable and $1.2 million in proceeds from the issuance of common stock.

Net cash provided by financing activities for 2005 was $3.6 million, compared to net cash provided by financing activities of $4.6 million for 2004. Net cash provided by financing activities in 2005 resulted primarily from the sale of common stock and warrants for $4.4 million and the new $2.3 million senior secured notes partially offset by the retirement of the $1.3 million convertible subordinated notes and the payment of $1.5 million for Ingram debt. Net cash provided by financing activities in 2004 was primarily from net proceeds of $7.5 million from the sale of the land and building, and net proceeds of $2.8 million in connection with the issuance of common stock and warrants, proceeds of $2.3 million from the issuance of notes payable and warrants, which was partially offset by the repayment of a $1.7 million credit line, and the repayment of mortgage debt of $6.1 million collateralized by the SuperStock land and building.

Because we have sustained significant recurring losses resulting in a significant accumulated deficit that raised substantial doubt about our ability to continue as a going concern, our independent registered public accounting firm has included a going concern explanatory paragraph in their report in connection with their audit of our consolidated financial statements for the year ended December 31, 2005. Largely as a result of our April 2006 financing described below, at September 30, 2006, we had cash of $6.2 million and working capital of $5.8 million.  Based on our recent and planned operating results, we do not believe that we will require additional working capital to implement our business plan and continue as a going concern during the 12 months following September 30, 2006.

During April 2006, we entered into a securities purchase agreement with certain purchasers and Queequeg Partners, L.P., as agent, whereby we issued $15.5 million of 5% Senior Secured Convertible Notes. We received net proceeds of $11.7 million in cash, after the repayment of certain outstanding debt of $3.3 million, exchange of notes totaling $215,000 to retire warrants to purchase 637,500 shares of a21’s common stock, repayment of total interest due of $216,000, and the payment of a finder’s fee of $100,000. Queequeg Partners L.P. and Queequeg, Ltd. (each of which is an affiliate of each of Ahab Partners, L.P., and Ahab International, Ltd., which collectively held more than 10% of a21’s common stock prior to April 27, 2006), and StarVest Partners, LP, which was a 10% beneficial owner of a21’s common stock prior to April 27, 2006, purchased a portion of the Notes sold in this transaction. As part of this transaction, we released $690,000 of certificate of deposits, which had been pledged by Ahab to secure the letter of credit issued by SuperStock in connection with its capital lease for our facility in Jacksonville, Florida and replaced the deposit with new certificate of deposits from the net proceeds of the financing.

OFF BALANCE SHEET ARRANGEMENTS

Not applicable.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

The following table sets forth the names and positions of our executive officers and directors and the executive officers of SuperStock, Inc., our subsidiary:

Name	Age	Position
Philip N. Garfinkle	45	Executive Chairman, Director
John Z. Ferguson	40	Chief Executive Officer, Director
Thomas Costanza	40	Vice President and Chief Financial Officer
A.D. “Bud” Albers	42	Director
Albert H. Pleus	45	Director and Executive Advisor
Laura B. Sachar	44	Director
C. Donald Wiggins	56	Director

Each director serves until the next annual meeting of stockholders and until his respective successor is elected and qualified, or until his earlier resignation. Our executive officers are appointed by, and serve at the discretion of, our Board of Directors. There are no family relationships between or among any of our executive officers or directors other than the following: Susan O. Chiang and Richard Ong, an employee of SuperStock, are siblings and the children of James Ong, a selling stockholder who, prior to our acquisition of SuperStock, served as its Chief Executive Officer and Co-Chairman of the Board.

PHILIP N. GARFINKLE has been our Executive Chairman since October 2006.  He was our interim President and Chief Operating Officer from June 2006 until October 2006. He has been a member of our Board of Directors since June 2003 and has served as an advisor to us from September 2002 to June 2003. Since November 1999, Mr. Garfinkle has been President, Chief Executive Officer and Chairman of Navig8US.com LLC, an executive advisory company. Since April 2004, Mr. Garfinkle has been the Chairman of LogoVision LLC, a custom screenprinting and embroidery company. Since July 2004, he has been a venture partner in and venture advisor to Gabriel Venture Partners, an investment company. From September 1999 to September 2000, Mr. Garfinkle was President and a member of the Board of Directors of Yazam.com Inc., a worldwide venture capital organization of which he was one of the founders and which was purchased by US Technologies, Inc. in 2001. From September 1995 to May 2000, Mr. Garfinkle was President, Chief Executive Officer and Chairman of PictureVision, Inc., a digital imaging concern that introduced online photo processing to consumers, which he founded and which was sold to Kodak in February 1998. He also served as general manager of Network Services for Kodak from February 1998 until August 1999. Mr. Garfinkle received his BS degree in commerce and engineering from Drexel University.

JOHN Z. FERGUSON has been our Chief Executive Officer since October 2006. Mr. Ferguson was the Executive Vice President of Strategic Sales and Marketing for Inforte Corp. from June 2006 until October 2006. From February 1999 to October 2005, Mr. Ferguson was with Getty Images where he served in a number of capacities, most recently (from June 2003 to October 2005) as the Senior Vice President of Sales, Americas. From January 1996 to January 1999, Mr. Ferguson was the Director of Sales for Broderbund Software, Inc. Mr. Ferguson received his Masters of Business Administration degree from DePaul University and his Bachelors degree in marketing from Michigan State University.

THOMAS COSTANZA has been our Vice President and Chief Financial Officer since January 2006. Prior to that time and since November 2004, Mr. Costanza served as Vice President and Chief Financial Officer for AMCO Water Metering Systems, Inc., a member of Elster Group, a global market leader providing flow measurement devices. While with AMCO, he arranged and facilitated the sale of the business to a major European private equity firm. From May 2002 to November 2004, Mr. Costanza served as Corporate Controller for Lindsay Corporation, a leading NYSE global provider of mechanical irrigation systems. After passing the C.P.A. exam, he began his professional career with Ernst & Young LLP in 1990. Mr. Costanza received his BS degree with a major in accounting from Florida State University while obtaining the fifth-year C.P.A. required college credit.

A.D. “BUD” ALBERS has been a member of our Board of Directors since June 2005. Mr. Albers has been the Senior Vice President and Chief Technology Officer for MusicNet since March 2005, where he is responsible for overseeing the company’s full range of technical operations, including Program Management, Development, Test and Network Operations. Prior to that time and since March 2004, he served as the Senior Vice President and Chief Technology Officer for Drugstore.com where he was responsible for all aspects of their technology, including design, development and operations. Prior to that time and since February 2003, Mr. Albers provided consulting services offering product and corporate strategies involving digital media in both direct and consumer and “business-to-business” environment. Prior to that time and since August 1999, he served as the Senior Vice President and Chief Technology Officer for Getty Images, where he was responsible for leading a team of more than 300 professionals in the design, development and implementation of the world’s largest distribution platform for commercial imagery and stock video footage. Mr. Albers received his BS degree in Computer Science and Business Administration from McKendree College. Additionally, he studied technology management at Washington University.

ALBERT H. PLEUS is currently a director and an executive advisor to the Company.  He was our Chairman since our inception and Chief Executive Officer since May 2004 until October 2006 when he became an advisor to the Company. Mr. Pleus was our Principal Financial Officer from August 2001 to May 2004. Mr. Pleus started his career at Morgan Stanley, and over the last 10 years has focused on investment banking as well as in principal investment roles. From 1996 to 1999, Mr. Pleus was a Managing Director at Convergence Capital, Inc., an investment banking boutique focused on cross border mergers, acquisitions and financings. From 1999 to present, Mr. Pleus has been President of Whitney Holdings, Inc., which provides financial, strategic consulting, and advisory services to developing businesses. Whitney is also one of our stockholders. Mr. Pleus received his SB and SM degrees from MIT and holds an MBA degree from Stanford University.

LAURA B. SACHAR has been a member of our Board since August 2006. She is Co-Chairman and a Founder of StarVest Partners, L.P., a New York-based venture capital firm. She has been with StarVest since the inception of its management company in 1998. Ms. Sachar also sits on the board of directors of Newgistics, Inc. and MessageOne, Inc. She is a member of the Young President’s Organization. Ms. Sachar received her BA from Barnard College, Columbia University in 1984 and her MBA from the Columbia School of Business in 1991.

C. DONALD WIGGINS has been a member of our Board since April 2004. He is President of Business Valuation, Inc., a firm specializing in business valuations, and Heritage Capital Group, a firm specializing in mergers and acquisitions of middle market companies. He has been with both companies since 1989. He is a member of the American Society of Appraisers, the Financial Executives Institute, Association for Corporate Growth, the AICPA and the Florida Institute of CPAs. Mr. Wiggins has published in such journals as Valuation, Business Valuation Review, Financial Analysts Journal, Financial Executive, and Management Accounting. He holds the professional designations of ASA, CPA, and CVA and is a Licensed Real Estate Broker and Registered Securities Principal. Mr. Wiggins received his BBA and MBA degrees from Georgia Southern University and a DBA from Louisiana Tech University in 1976.

AUDIT COMMITTEE

The Board of Directors has established a separately designated stand alone audit committee in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934, as amended.  The Audit Committee is currently comprised of Bud Albers, Laura B. Sachar, and C. Donald Wiggins. The Board of Directors has determined that C. Donald Wiggins is an audit committee financial expert.

EXECUTIVE COMPENSATION

The following summary compensation table sets forth the aggregate compensation awarded to, earned by, or paid to our Principal Executive Officers serving during 2005 and to the other executive officers whose annual compensation exceeded $100,000 for 2005:
Name	Position	Year	Salary ($)		Other Annual Compensation ($)		Restricted Stock Awards ($)		Stock Options (#)
Albert H. Pleus (b)	Chairman / Chief	2005	$118,000		—		$115,200	(a)	800,000	(a)
	Executive Officer	2004	$131,000	(a)	$30,000	(a)	—		1,505,514
		2003	—		$180,000	(a)	—		—

Thomas V. Butta (b)	Vice-Chairman /	2005	$118,000		—		$144,000	(c)	800,000
	President	2004	$49,000		—		—		—

Haim Ariav (b)	Chief Creative	2005	$110,000		—		$30,000	(d)	400,000
	Officer	2004	$167,000	(d)	$9,000		—		577,941
		2003	$180,000	(d)			—		—

Susan O. Chiang	Executive Vice	2005	$93,000		—		$33,250	(e)	300,000
	President, SuperStock, Inc.	2004	$67,000	(e)	—		—		—

(a) For 2005, includes options pursuant to which Mr. Pleus was entitled to purchase 800,000 shares of our common stock at a purchase price of $0.30 per share. The pricing of such options was above the market trading value at the time of the grant although the options were not considered granted for GAAP purposes until our 2005 Stock Plan was approved by the stockholders on February 9, 2006, when the traded market price of our common stock was $0.37. The options were exercisable as to 25% of the shares of the common stock on each of August 31, 2005, February 28, 2006, August 31, 2006 and February 28, 2007. In addition, Mr. Pleus was issued 960,000 shares of restricted common stock of which 800,000 shares are vested at December 31, 2005 and the balance of which vest in two equal parts for the two consecutive months thereafter beginning on January 1, 2006. The restricted shares and options granted vest immediately upon a change in control as defined; For 2004, includes $161,250 paid to Mr. Pleus, but excludes $122,500 ($32,500 in cash and $90,000 in common stock) which was earned in 2003 and 2002; For 2003, includes $75,000 of consulting fees paid to Mr. Pleus’ consulting firm, Whitney Holdings, Inc. and $105,000 of accrued but unpaid fees due to Whitney Holdings, Inc., but excludes $30,000 of 2002 consulting fees paid to Whitney Holdings, Inc. which were earned in 2002. On October 9, 2006, we entered into an advisory agreement with Mr. Pleus, pursuant to which Mr. Pleus resigned his position as Chief Executive Officer of a21 and all other positions he had with a21 or any of its subsidiaries, except that he did not resign from his position as director of a21.  Pursuant to this agreement, Mr. Pleus’ prior employment agreement with a21 was terminated.  Mr. Pleus will receive $150,000 for his advisory services to a21.  In addition, unvested options to purchase 525,000 shares of a21’s common stock were deemed vested and unvested options to purchase 325,000 shares of a21’s common stock were cancelled, resulting in Mr. Pleus owning vested options to purchase an aggregate of 1,125,000 shares, including 600,000 previously vested from the 2005 grant.  The exercise period of all vested options was extended to January 31, 2008 and he was granted the right to exercise all vested options on a cashless basis. The advisory agreement has a term of twelve months, however due to the nature of its terms, the cash to be paid for services, and the estimated incremental fair value resulting from the modifications to the stock options will be recorded as consulting expense during the quarter ended December 31, 2006.

(b) We no longer employ Mr. Pleus, Mr. Butta, or Mr. Ariav.  Mr. Pleus currently serves as an executive adviser to and a director of the Company.

(c) For 2005, includes an option pursuant to which Mr. Butta was entitled to purchase 800,000 shares of our common stock at a purchase price of $0.30 per share. The pricing of such options was above the market trading value at the time of the grant although the options were not considered granted for GAAP purposes until our 2005 Stock Plan was approved by the stockholders on February 9, 2006, when the traded market price of our common stock was $0.37. The options were exercisable as to 25% of the shares of the common stock on each of August 31, 2005, February 28, 2006, August 31, 2006 and February 28, 2007. In addition, Mr. Butta was issued 1,200,000 shares of restricted common stock, which vest in equal amounts on each of June 30, 2005, September 30, 2005, December 31, 2005 and March 31, 2006. The restricted shares and options granted vest immediately upon a change in control as defined. . Pursuant to a termination agreement dated June 29, 2006, Mr. Butta is no longer employed by us.  We will pay him severance of approximately $53,000. In addition, we accelerated the vesting of 100,000 of his unvested stock options. We also agreed that all of his vested and unexercised stock options could be exercised on a cashless basis. Pursuant to the agreement he may not sell any shares of a21’s common stock until June 19, 2007, except that he may sell up to 350,000 shares in a private transaction with a third party. The resignation from our Board of Directors did not result from a disagreement with the Company on any matter relating to our operations, policies, or practices.

(d) For 2005, includes an option pursuant to which Mr. Ariav was entitled to purchase 400,000 shares of our common stock at a purchase price of $0.30 per share. The pricing of such options was above the market trading value at the time of the grant although the options were not considered granted for GAAP purposes until our 2005 Stock Plan was approved by the stockholders on February 9, 2006, when the traded market price of our common stock was $0.37. The options were exercisable as to 25% of the shares of the common stock on each of August 31, 2005, February 28, 2006, August 31, 2006 and February 28, 2007. In addition, Mr. Ariav was issued 250,000 shares of restricted common stock, which vest in four equal amounts on each of August 31, 2005, February 28, 2006, August 31, 2006 and February 28, 2007. The restricted shares and options granted vest immediately upon a change in control as defined; For 2004, includes $166,667 paid to Mr. Ariav, but excludes $105,000 ($70,000 in cash and $35,000 in common stock) which was earned in 2003; For 2003, includes $75,000 of salary paid to Mr. Ariav (no cash and $75,000 in common stock) and $105,000 of accrued but unpaid salary to Mr. Ariav, but excludes $45,000 of 2002 salary, that was paid which was earned in 2002.  Pursuant to a termination agreement dated June 12, 2006, Mr. Ariav is no longer employed by us.   We will pay him severance of $120,000. In addition, we accelerated the vesting of 62,500 of his unvested shares of restricted stock and 100,000 of his unvested stock options. We agreed that he may exercise all of his vested stock options until the earlier of (i) the date such vested stock options would otherwise have expired by their terms, or (ii) May 25, 2007. In addition, he acknowledged and agreed that all right, title and interest in and to the approximately 1,205 images he photographed while an employee of SuperStock are the sole and exclusive property of SuperStock. The resignation from our Board of Directors did not result from a disagreement with the Company on any matter relating to our operations, policies, or practices.

(e) For 2005, includes an option pursuant to which Ms. Chiang is entitled to purchase 300,000 shares of our common stock at a purchase price of $0.30 per share. The pricing of such options was above the market trading value at the time of the grant although the options were not considered granted for GAAP purposes until our 2005 Stock Plan was approved by the stockholders on February 9, 2006, when the traded market price of our common stock was $0.37. The options are exercisable as to 25% of the total shares on each of November 1, 2005, February 28, 2006, August 31, 2006 and February 28, 2007. In addition, Ms. Chiang was issued 175,000 shares of restricted common stock, which vest in equal amounts on each of November 1, 2005, February 28, 2006, August 31, 2006 and February 28, 2007. The restricted shares and options granted vest immediately upon a change in control as defined. For 2004, includes salary since the February 2004 acquisition of SuperStock.

STOCK OPTION/SAR GRANTS IN LAST FISCAL YEAR

The following table provides information on awards of stock options we made to the named executives during the last fiscal year.

Option/SAR Grants in Last Fiscal Year

Individual Grants

Name	Number of Securities Underlying Options/SARs Granted (#)	% of Total Options/SARs Granted to Employees in Fiscal Year	Exercise or Base Price ($/Share)	Expiration Date
Albert H. Pleus	800,000	17.4	$0.30	April 2010
Thomas V. Butta	800,000	17.4	$0.30	April 2010
Haim Ariav	400,000	8.7	$0.30	April 2010
Susan O. Chiang	300,000	6.5	$0.30	September 2010

Options issued under the 2005 Plan were not considered granted for GAAP purposes until the 2005 plan was approved by stockholders on February 9, 2006.

STOCK OPTION/SAR EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END STOCK OPTION/SAR VALUES

The following table sets forth the total number of exercisable and unexercisable stock options held by each of our executive officers named in the Summary Compensation Table as of December 31, 2005. No options to purchase our common stock were exercised by any of our executive officers during 2005 and no stock appreciation rights were outstanding at December 31, 2005.

Aggregate Option/SAR Exercises in Last Fiscal Year and FY-End Option/SAR Values

	Shares Acquired on Exercise	Value Realized	Number of Securities Underlying Unexercised Options/SARs at FY-End (#)	Value of Unexercised In-the Money Options/SARs at FY-End ($) (1)
Name	(#)	($)	Exercisable/Unexercisable	Exercisable/Unexercisable

Albert H. Pleus	—	—	1,705,514/600,000	$68,200/$24,000
Thomas V. Butta	—	—	200,000/600,000	$8,000/$24,000
Haim Ariav	—	—	1,654,608/300,000	$105,600/$12,000
Susan O. Chiang	—	—	75,000/225,000	$3,000/$9,000

(1) Based upon the closing sales price of our common stock on December 31, 2005 of $0.34.

DIRECTOR COMPENSATION

From 2003 to May 2005, the outside directors did not receive any fees for attending Board meetings. As set forth below, certain directors have had consulting agreements with us. Each director was reimbursed for reasonable and necessary cost and expenses incurred as a result of being one of our directors. As of May 1, 2005, we issued to each of our non-employee directors, based on the number of committees each served on, the number of shares of our restricted common stock listed in the table below and granted to each of these directors stock options to purchase the number of shares of common stock indicated in the table below, which options are exercisable at $0.30 per share for a period of five years from the date of grant and which fully vest by December 1, 2005.

May 1, 2005 Option Grants

	Shares of Restricted Stock	Options to Purchase Common Stock
Luke A. Allen	140,000	140,000
Philip N. Garfinkle	140,000	140,000
C. Donald Wiggins	120,000	120,000
Vincent C. Butta	110,000	110,000

As of June 13, 2005, we issued Ardell D. Albers, a new non-employee director, 95,000 shares of our restricted common stock and granted him a stock option to purchase 95,000 shares of common stock, which options are exercisable at $0.30 per share for a period of five years from the date of grant and which fully vest by December 1, 2006.

On October 6, 2006 we issued current and former non-employee directors 219,000 restricted shares of a21’s common stock for services rendered during the past twelve months. Also on October 6, 2006, a21 adopted a compensation plan for its current non-employee directors for the next twelve months. Each non-employee member of the Board of Directors received, as of October 9, 2006, 72,727 restricted shares of a21’s common stock. The shares of restricted stock vest one year from the date of grant, provided, however, that if a member of the Board of Directors is asked to resign from the Board of Directors not for cause, such shares of restricted stock will vest on the date that such director resigns. In addition, each non-employee director will be paid $5,000 per quarter for each of the next four quarters, beginning with the fourth quarter of 2006.

EMPLOYMENT CONTRACTS AND TERMINATION OF EMPLOYMENT AND CHANGE IN CONTROL ARRANGEMENTS

On September 28, 2006, we entered into an employment agreement with John Z. Ferguson, effective as of October 9, 2006, pursuant to which Mr. Ferguson was appointed a21’s Chief Executive Officer. Mr. Ferguson will receive a salary of $250,000 per year, a signing bonus of $25,000, and an annual bonus based on certain performance criteria established by the Board of Directors. For the year ending December 31, 2006, Mr. Ferguson will be entitled to receive up to $37,500 based on the number of days he has worked for a21 in the fourth quarter. In addition, a21 granted Mr. Ferguson options to purchase 500,000 shares of a21’s common stock, exercisable at $0.275 per share, and 500,000 restricted shares of a21’s common stock. 62,500 shares of restricted stock and options to purchase 62,500 shares will vest on the six month anniversary of the effective date of Mr. Ferguson’s employment agreement and the remainder of the options and restricted stock will vest in forty-two equal monthly installments on the first day of each month thereafter such that all of such options and restricted stock will be vested by the forty-eight month anniversary of the date of the agreement. The options expire on October 9, 2011. All unvested options and shares of restricted stock immediately vest (i) upon a change in control, (ii) in the event that we and Mr. Ferguson, negotiating in good faith, are unable to reach an agreement, by no later than the three year anniversary of his employment agreement, regarding the continuation of his employment by us and his employment agreement is not earlier terminated, or (iii) upon Mr. Ferguson’s death or disability. We will also pay up to $1,400 per month for Mr. Ferguson’s employee benefits, whether he chooses to use our provided benefit plans or benefit plans of his choosing. The employment agreement has a term of thirty-six months and may be terminated by either party without cause on 30 days written notice to the other party. In addition, we may terminate the employment agreement immediately for cause, as defined in the employment agreement, and Mr. Ferguson may terminate the employment agreement for good reason, as defined in the employment agreement. If we terminate the agreement without cause or Mr. Ferguson terminates the agreement for good reason, we are obligated to make certain payments to Mr. Ferguson, as outlined in the agreement.

On October 9, 2006, we entered into an employment agreement with Mr. Garfinkle, pursuant to which he was appointed our Executive Chairman. This agreement supersedes in its entirety Mr. Garfinkle’s previous employment agreement with us dated June 27, 2006. Mr. Garfinkle receives a salary of $165,000 per year and a signing bonus of $25,000. In addition, a21 granted Mr. Garfinkle options to purchase 500,000 shares of a21’s common stock, exercisable at $0.275 per share, and 500,000 restricted shares of a21’s common stock. 214,280 shares of restricted stock and options to purchase 214,280 shares will vest on the six month anniversary of the effective date of Mr. Garfinkle’s employment agreement and the remainder of the options and restricted stock will vest in eight equal monthly installments on the first day of each month thereafter such that all of such options and restricted stock will be vested by December 31, 2007. The options expire on October 9, 2011. Mr. Garfinkle will be eligible to receive an annual cash bonus ranging from 30% to 80% of his salary based on certain operating performance targets and other management objectives. We will also pay up to $1,400 per month for Mr. Garfinkle’s employee benefits, whether he chooses to use benefit plans provided by us or other benefit plans of his choosing. The employment term ends on December 31, 2007, and may be terminated by either party without cause on 30 days written notice to the other party. In addition, we may terminate the employment agreement immediately for cause, as defined in the employment agreement, and Mr. Garfinkle may terminate the employment agreement for good reason, as defined in the employment agreement. If we terminates the agreement or Mr. Garfinkle terminates the agreement for good reason, we are obligated to make certain payments to Mr. Garfinkle, as outlined in the agreement.

We entered into an employment agreement with Thomas Costanza, our Vice President and Chief Financial Officer, dated as of January 3, 2006. The agreement continues for a term of 36 months unless earlier terminated in accordance with its terms. Pursuant to the agreement, Mr. Costanza is entitled to receive an annual base salary of $114,000, subject to increases as shall be determined by the Chief Executive Officers of a21 and SuperStock. Pursuant to the agreement, Mr. Costanza was granted an option to purchase 165,000 shares of our common stock at a purchase price of $0.34 per share. The options are exercisable as to 25% of the total shares represented thereby on each of June 30, 2006, December 31, 2006, June 30, 2007, and December 31, 2007. The employment agreement also (1) provides that the stock options granted shall vest immediately upon a change in control, as defined, and (2) includes a confidentiality covenant, a non-competition covenant and contains a prohibition on the solicitation of the employees, suppliers, vendors and customers of a21 and SuperStock. On July 20, 2006, and effective as of July 1, 2006, Mr. Costanza was granted an annual base salary increase to $135,000.

We entered into an employment agreement with Susan O. Chiang, SuperStock’s Executive Vice President dated as of October 1, 2005.  The agreement continues for a term of 36 months unless earlier terminated in accordance with the terms of the agreement.  Pursuant to the agreement, Ms. Chiang is entitled to receive an annual base salary of $110,000, increasing to $120,000 on November 1, 2005, subject to increases as shall be determined by the Chief Executive Officers of a21 and SuperStock. Ms. Chiang was granted an option to purchase 300,000 shares of our common stock valued at $33,000 at a purchase price of $0.30 per share. The pricing of such options was above the market trading value at the time of the grant although the options were not considered granted for GAAP purposes until our 2005 Stock Plan was approved by the stockholders on February 9, 2006, when the traded market price of our common stock was $0.37. The options are exercisable as to 25% of the total shares represented thereby on each of November 1, 2005, February 28, 2006, August 31, 2006 and February 28, 2007. In addition, Ms. Chiang was issued 175,000 restricted shares of common stock which vest in equal amounts on each of November 1, 2005, February 28, 2006, August 31, 2006 and February 28, 2007. The employment agreement also (1) provides that the restricted shares and options granted vest immediately upon a change in control as defined, and (2) includes a confidentiality covenant, a non-competition covenant and contains a prohibition on the solicitation of the employees, suppliers, vendors and customers of a21 and SuperStock.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

From time to time, certain of our stockholders, officers and directors have loaned us funds on terms that we believe are as favorable to us as could have received from unrelated third parties.

On November 17, 2005, we consummated an arrangement with certain of our existing stockholders, Ahab International, Ltd. and Ahab Partners, L.P. (collectively “Ahab”). As part of this arrangement, SuperStock, Inc. and we entered into an agreement dated November 8, 2005 with Ahab pursuant to which the stockholders pledged an aggregate principal amount of $690,000 in the form of certificate of deposits (the “CDs”). The CDs replaced the deposits maintained by SuperStock, which secured the letter of credit issued in lieu of the security deposit per the capital lease agreement for our headquarters facility. The agreement and CDs each were for three-year terms. In addition to interest equal to the interest earned on the CDs plus 10% payable annually, the investors received 200,000 shares of our common stock. In connection with the arrangement, SuperStock entered into a security agreement pursuant to which the stockholders maintained a security interest in the collateral. This agreement was terminated in April 2006.

From February 2002 through March 2003, LCA Capital Partners I, Inc. (“LCA”), the beneficial owner of more than 5% of our common stock, a company controlled by Luke A. Allen, then a Director of a21, and in which Albert H. Pleus, then our Chairman and Chief Executive Officer, was a minority stockholder, advanced funds to us, which includes subsequently accrued interest totaling $490,000. In January 2004, LCA agreed to convert $450,000 of the amounts owed by us into 2,250,000 shares of our common stock under the same terms and conditions as Barron Partners, L.P., which invested $3.0 million in us. LCA has been issued warrants to purchase 201,000 shares of our common stock at prices from $0.20 to $0.30 in conjunction with the original notes. The balance due on the notes (less the $450,000) was repaid on June 30, 2004.

In 2003, Thomas V. Butta, then our Vice Chairman and President, loaned us $25,000, which he subsequently, in February 2004, converted into 125,000 shares of our common stock under the same terms and conditions as Barron Partners, L.P., which invested $3.0 million in a21. The balance due on the note not converted to equity, representing nominal interest, was repaid in June 2004. Albert H. Pleus, then our Chairman and Chief Executive Officer and Luke A. Allen, then a Director of a21, also directly loaned to us $15,000 and $30,000 during 2003, which loan was repaid in June 2004.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS
ON ACCOUNTING AND FINANCIAL DISCLOSURE

On August 23, 2005, we dismissed our principal independent accountant, Eisner LLP (“Eisner”), which dismissal became effective immediately. The decision to dismiss Eisner as our principal independent accountant was approved by our Board of Directors on August 4, 2005, contingent upon the engagement of BDO Seidman, LLP.

Eisner’s reports on our consolidated financial statements for the fiscal years ended December 31, 2004 and 2003 and the subsequent interim period preceding the termination of Eisner, contained no adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles. During our fiscal years ended December 31, 2004 and 2003 and the subsequent interim period preceding the termination of Eisner, there were no disagreements with Eisner on any matter of accounting principles or practices, consolidated financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Eisner, would have caused Eisner to make reference to the subject matter of the disagreements in connection with its report on the consolidated financial statements for such years or subsequent interim periods. None of the reportable events described under Item 304(a)(1)(iv) of Regulation S-B occurred within our two most recent fiscal years ended December 31, 2004 and the subsequent interim period preceding the termination of Eisner.

On August 23, 2005, we engaged BDO Seidman, LLP (“BDO”) as our new principal independent accountants. The decision to engage BDO as our principal independent registered public accounting firm was approved by our Board of Directors on August 4, 2005. During our two most recent fiscal years and through the date of the engagement of BDO on August 23, 2005, we did not consult with BDO regarding any of the matters or events set forth in Item 304(a)(2)(i) and (ii) of Regulation S-B.

Effective March 2, 2004, we dismissed Marcum & Kliegman LLP as our independent accountants, which action was approved by our Board of Directors as of March 1, 2004. Except as described in the following sentence, the report of Marcum & Kliegman LLP on our consolidated financial statements for either of the prior two fiscal years did not contain any adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles. The report of Marcum & Kliegman LLP on our consolidated financial statements for the fiscal years ended December 31, 2002 and 2001 and for the period from September 19, 2000 (date of inception) to December 31, 2002 did, however, contain an expression of substantial doubt regarding our ability to continue as a going concern. During the two fiscal years ended December 31, 2003 and through March 2, 2004, there was no disagreement with Marcum & Kliegman LLP on any matter of accounting principles or practices, consolidated financial statement disclosure, or auditing scope or procedure. As of March 5, 2004, Eisner LLP was engaged as our new independent registered public accounting firm, commencing with the audit for the year ended December 31, 2003. During the fiscal years and the interim period preceding the engagement of Eisner, we did not consult with Eisner regarding any matter referred to in Item 304 (a)(1)(iv) of Regulation S-B.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The following table sets forth, as of December 26, 2006 each person known by us to be (i) the beneficial owner of more than five percent of our common stock, (ii) each of our directors, (iii) each of our executive officers, and (iv) all of our directors and executive officers as a group. Except as noted, each person has sole voting and investment power with respect to the shares shown.

Name (and address if a 5% or greater stockholder) of Beneficial Owner	Amount of Beneficial Ownership (1)		Percentage of Class

Albert H. Pleus c/o a21, Inc. 7660 Centurion Parkway Jacksonville, Florida 32256	7,416,334	(2)	8.39%
Thomas Costanza	357,500	(3)	0.42%
Philip N. Garfinkle	1,017,250	(4)	1.19%
Ardell D. Albers	255,727	(5)	0.30%
John Z. Ferguson	500,000		0.59%
Laura B. Sachar c/o StarVest Partners L.P. 750 Lexington Avenue New York, NY 10022	17,200,111	(6)	19.17%
C. Donald Wiggins	425,727	(7)	0.50%
Clonure Limited 12/13 Hill Street Douglas , IM99 1BW	4,479,721	(8)	5.26%
Jonathan Gallen Ahab Capital Management, Inc. 299 Park Avenue New York, NY 10171	23,549,922	(9)	26.71%
Luke A. Allen 711 Fifth Avenue New York, NY 10022	7,583,123	(10)	8.56%
Morgan Stanley & Co., Inc. 1585 Broadway New York, NY 10036	7,692,307	(11)	8.29%
StarVest Partners L.P. 750 Lexington Avenue New York, NY 10022	17,200,111	(12)	19.17%
All Directors and Executive Officers as a Group (7 Persons)	28,699,729	(2)-(7)	30.30%

(1)           Under the rules of the SEC, a person is deemed to be the beneficial owner of a security if such person has or shares the power to vote or direct the voting of such security or the power to dispose or direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities if that person has the right to acquire beneficial ownership within 60 days of the date from which beneficial ownership is calculated. Except as otherwise indicated the named entities or individuals have sole voting and investment power with respect to the shares of common stock beneficially owned.

(2)           Includes: options to purchase 2,630,514 shares; 1,046,338 shares held by Whitney Holdings, Inc. and 533,334 shares held by Whitney Holdings Group LLC, which are controlled by Mr. Pleus; 133,334 shares held by the Albert Pleus Family Trust of which Mr. Pleus is trustee; and warrants held by Whitney Holdings, Inc. to purchase 633,420 shares. Excludes 2,996,524 shares and warrants to purchase 3,368,100 shares held by LCA Capital Partners I, Inc., in which Mr. Pleus is a minority shareholder.

(3)           Consists of options to purchase 41,250 shares.

(4)           Includes options and warrants to purchase 190,000 shares.

(5)           Includes options to purchase 95,000 shares.

(6)           Includes 17,115,385 shares (which include 4,615,385 shares issuable upon the conversion of $3 million of convertible secured notes) beneficially owned by StarVest Partners, L.P. and 84,727 shares beneficially owned by StarVest Management Inc..  Deborah Farrington, Jeanne Sullivan and Laura Sachar possess voting and dispositive power over the shares beneficially owned by StarVest Partners, L.P. and StarVest Management Inc.

(7)           Includes options to purchase 120,000 shares.

(8)           John Bohill and Cathal Sheehy jointly make all decisions with respect to Clonure Limited.

(9)           Consists of 8,106,120 shares held by Ahab Partners, L.P., 10,316,880 shares held by Ahab International, Ltd., 1,320,000 shares held by Queequeg, Ltd., 680,000 shares held by Queequeg Partners, L.P., 50,000 shares held in one or more private investment accounts (the “Accounts”), 1,692,308 shares upon the conversion of $1.1 million of convertible secured notes held by Ahab International, Ltd., and 1,384,615 shares upon the conversion of $900,000 of convertible secured notes held by Ahab Partners, L.P. Jonathan Gallen has the sole power to vote and direct the disposition of the shares held by Ahab Partners, L.P., Ahab International Ltd., Queequeg Partners, L.P. and, Queequeg, Ltd. and the Accounts.

(10)         Includes options to purchase 140,000 shares of common stock and 2,996,524 shares and warrants to purchase 3,368,100 shares held by LCA Capital Partners I, Inc. which is controlled by Mr. Allen.

(11)         Thomas Doster has the sole voting and dispositive power over the shares held by Morgan Stanley & Co., Inc., which consists of 7,692,308 shares upon the conversion of $5.0 million of convertible secured notes held by Morgan Stanley & Co., Inc.

(12)         Deborah Farrington, Jeanne Sullivan and Laura Sachar possess voting and dispositive power over the shares held by StarVest Partners, L.P. which include 4,615,385 shares issuable upon the conversion of $3 million of convertible secured notes held by StarVest Partners, L.P., and 84,727 share beneficially owned by StarVest Management, Inc.

SELLING STOCKHOLDERS

The following table sets forth the names of the selling stockholders, the number or shares of our common stock beneficially owned by each selling stockholder as of the date of this prospectus, and the number of shares being offered by the selling stockholder. The table assumes that all warrants and options are exercised into shares of our common stock, that all convertible preferred stock and notes are converted into shares of our common stock, that all such shares of common stock are sold pursuant to this offering and that no other shares of our common stock are acquired or disposed of by the selling stockholders prior to the termination of this offering. The shares of common stock being offered are being registered to permit public sales, and the selling stockholders may offer all or part of the shares for resale from time to time. All expenses of the registration of our common stock on behalf of the selling stockholders are being borne by us. We will receive none of the proceeds of this offering.

Except as set forth in the footnotes to the table below, no selling stockholder has held any position nor had any material relationship with us or our predecessors or affiliates during the past three years.

			Shares	Shares Underlying SuperStock Preferred	Shares Underlying	Owned Beneficially after this Offering
Selling Stockholder	Shares Beneficially Owned prior to this Offering	Shares to be Sold Pursuant to this Prospectus	Underlying Warrants to be Sold Pursuant to this Prospectus	Stock to be Sold Pursuant to this Prospectus (1)	Notes to be Sold Pursuant to this Prospectus (2)	Shares Beneficially Owned after Completion of this Offering	Percent of Outstanding Shares
Ahab International, Limited (3)	12,009,187	10,192,000	0	0	1,692,307	124,880	*
Ahab Partners, L.P. (4)	9,490,735	8,008,000	0	0	1,384,615	98,120	*
Axiom Capital Management (5)	77,000	77,000	0	0	0	0	*
Paul Baastad (6)	17,153	14,901	2,612	0	0	0	*
Robert Barker	580,128	0	0	0	538,461	41,667	*
William F. Beermann Living Trust (7)	830,024	375,012	80,000	375,012	0	0	*
Jane W. Bernstein (6)	35,028	29,804	5,224	0	0	0	*
Beta Assets Limited (6) (8)	74,432	63,331	11,101	0	0	0	*
Thomas V. Butta (9)	1,791,654	0	175,950	0	0	1,615,704	1.90%
Susan O. Chiang (10)	1,457,885	0	17,436	926,331	0	514,118	*
Kai Y. Chiang (11)	69,195	0	1,140	60,591	0	7,464	*
Clonure Limited (12)	4,479,721	4,479,721	0	0	0	0	*
Cohanzick Credit Opportunities Master Fund Ltd. (13)	1,923,076	0	0	0	1,923,076	0	*
Thomas F. Cooke (14)	1,271,480	406,900	0	0	0	864,580	1.02%
Beverly June Cooke (15)	55,100	8,460	0	0	0	46,640	*
CRT Capital Group, LLC (16)	3,715,000	3,015,000	0	0	0	700,000	*
Robert A. Ellis Revocable Trust (6) (17)	105,082	89,410	15,672	0	0	0	*
Entrust Capital (6)(18)	1,743,976	1,478,981	264,995	0	0	0	*
Gabriel Capital L.P. (19)	425,000	0	425,000	0	0	0	*
Glossy Finish, LLC (20)	1,409,335	0	246,330	0	0	1,163,005	1.37%
Christopher Hawk (6)	744	633	111	0	0	0	*
Michael Hawk (6)	744	633	111	0	0	0	*
R. Casey Hawk (6)	744	633	111	0	0	0	*
Robert C. Hawk (6)	66,332	56,439	9,893	0	0	0	*
Stephanie G. Hawk (6)	744	633	111	0	0	0	*
Louis and Ruth Ingram (21)	1,357,491	1,357,491	0	0	0	0	*
David Jeffrey (22)	305,436	305,436	0	0	0	0	*
Gerald Katcher (6)	697,590	591,592	105,998	0	0	0	*
KMM Enterprises, LLC (6) (23)	24,519	20,862	3,657	0	0	0	*
La Grange Capital Partners Offshore Fund, Ltd. (24)	494,664	494,664	0	0	0	0	*
La Grange Capital Partners, L.P. (25)	2,005,336	2,005,336	0	0	0	0	*
Mikhail Lapushner (26)	650,000	650,000	0	0	0	0	*
LCA Capital Partners I, Inc. (27)	6,364,624	2,922,000	3,368,100	0	0	74,524	*
Jennifer Lefcourt (6)	28,021	23,842	4,179	0	0	0	*
Leonardo, L.P. (28)	3,076,923	0	0	0	3,076,923	0	*
Joe A. Lillis (6)	35,027	29,803	5,224	0	0	0	*
Scott E. Lipsky (6)	70,053	59,605	10,448	0	0	0	*
Lobo Energy, Inc. (29)	69,673	10,700	0	0	0	58,973	*
David Mans (6)	21,016	17,882	3,134	0	0	0	*

				Shares Underlying		Owned Beneficially after this Offering
Selling Stockholder	Shares Beneficially Owned prior to this Offering	Shares to be Sold Pursuant to this Prospectus	Shares Underlying Warrants to be Sold Pursuant to this Prospectus	SuperStock Preferred Stock to be Sold Pursuant to this Prospectus (1)	Shares Underlying Notes to be Sold Pursuant to this Prospectus (2)	Shares Beneficially Owned after Completion of this Offering	Percent of Outstanding Shares
Mans/Spector Living Trust (6) (30)	35,027	29,803	5,224	0	0	0	*
F1 Ventures.com (6) (31)	35,027	29,803	5,224	0	0	0	*
Steve Mazur (32)	500,000	500,000	0	0	0	0	*
Millennium 3 Opportunity Fund LLC(6) (33)	1,743,976	1,478,981	264,995	0	0	0	*
Mojo Management, LLC (34)	875,000	875,000	0	0	0	0	*
Morgan Stanley & Co. Incorporated	7,692,307	0	0	0	7,692,307	0	*
Michael Morris (35)	245,800	30,000	37,800	0	0	178,000	*
Kevin Murphy (36)	244,000	244,000	0	0	0	0	*
Richard Neslund (37)	365,769	0	135,000	0	230,769	0	*
Okoboji Trust (6) (38)	140,105	119,210	20,895	0	0	0	*
Richard Ong (39)	1,057,885	0	17,436	926,331	0	114,118	*
James Ong (40)	2,668,751	600,000	43,988	1,736,874	0	287,889	*
Lewis C. Pell (41)	243,846	0	90,000	0	153,846	0	*
Albert Pleus(42)	5,069,908	960,000	0	0	0	4,109,908	4.85%
Jane Popick (6)	17,514	14,902	2,612	0	0	0	*
Queequeg Partners, L.P. (43)	680,000	680,000	0	0	0	0	*
Queequeg, Ltd. (44)	1,320,000	1,320,000	0	0	0	0	*
Ray and Amy Rivers (45)	1,020,000	1,000,000	0	0	0	20,000	*
Saratoga Resources, Inc. (46)	155,870	23,940	0	0	0	131,930
Robert J. Skalicky (6)	744	633	111	0	0	0	*
StarVest Partners, L.P. (47)	17,115,384	12,500,000	0	0	4,615,384	0	*
John L. Steffens (48)	4,307,692	2,000,000	0	0	2,307,692	0	*
Mark Sznadjerman (6)	35,027	29,803	5,224	0	0	0	*
Vertical Capital Partners, Inc. (49)	25,200	0	25,200	0	0	0	*
Vestal Venture Capital (50)	655,000	0	655,000	0	0	0	*
Weiskopf, Silver & Co., L.P. (51)	230,769	0	0	0	230,769	0	*
Whitney Holdings, Inc. (52)	1,679,758	1,046,338	633,420	0	0	0	*
Whitney Holdings Group, LLC (52)	533,334	533,334	0	0	0	0	*
James Willenborg (6)	21,016	17,882	3,134	0	0	0	*

* less than 1%

(1)           In connection with the purchase of SuperStock by a21, SuperStock issued shares of non-voting participating preferred stock of SuperStock to certain of SuperStock’s former common stockholders. These shares of SuperStock preferred stock are exchangeable into a21 common stock. All the shares included in this column are shares of our common stock issuable upon exchange of the SuperStock preferred stock.

(2)           On April 27, 2006, we issued $15.5 million of 5% Senior Secured Convertible Notes (“Senior Notes”) to certain investors in consideration for which we received net proceeds of $11.7 million in cash, after the repayment of certain outstanding debt of $3.3 million, exchange of Notes totaling $215,000 to retire warrants to purchase 637,500 shares of a21’s common stock, repayment of total interest due of $216,000, and the payment of a finders fee of $100,000 to a broker agent. As part of this transaction, we released $690,000 of certificate of deposits (“CDs”), which had been pledged by an investor to secure the letter of credit issued by SuperStock in connection with its capital lease for our headquarters in Jacksonville , Florida and replaced the deposit with new CDs from the net proceeds of the financing. The Senior Notes are secured by substantially all of the assets of a21 and SuperStock and are convertible into a21’s common stock at a minimum conversion price of $0.65 per share, subject to adjustment as provided in the Senior Notes. In addition, the conversion price of the Senior Notes may be adjusted based on a weighted average anti-dilution formula in the event of issuances of a21’s common stock at a price per share below $0.65, provided that the conversion price may not be reduced below $0.50 pursuant to such anti-dilution provisions (the shares listed under the heading “Shares Underlying Promissory Notes to be Sold Pursuant to This Prospectus” reflect the shares issuable upon conversion of these notes). The interest on the Senior Notes is payable quarterly in arrears, and the principal will be due and payable on March 31, 2011. Under certain conditions, if the 45-day volume weighted average price of a21’s common stock equals or exceeds $1 per share, the Senior Notes will automatically be converted into a21’s common stock. If the SEC has not declared effective a registration statement relating to the resale of the shares of a21’s common stock that the Senior Notes are convertible into by January 22, 2007, a21 will be obligated to pay the holders of the Senior Notes certain liquidated damages.

(3)           In September 2005, as part of a $1.2 million financing, we issued 2,750,000 shares of our common stock for cash consideration of $412,500 from Ahab International Ltd. In October 2005, as part of a $3.2 million financing, we issued 2,750,000 shares of our common stock for cash consideration of $508,750 upon the exercise of a warrant. In November 2005 we issued 110,000 shares of our common stock to the selling stockholder in connection with the selling stockholder entering into a $380,000 note with us. In November 2005, the investor purchased 5,500,000 shares of our common stock from a third party.  Shares underlying notes to be sold pursuant to this prospectus consist of convertible notes acquired from one or more affiliates of the selling stockholder.  Jonathan Gallen possesses sole voting and dispositive power over the shares held by Ahab International, Ltd. Shares beneficially owned prior to the offering do not include shares held by Ahab Partners, L.P., 680,000 shares held by Queequeg Partners, L.P. or 1,320,000 shares held by Queequeg, Ltd.

(4)           In September 2005, as part of a $1.2 million financing, we issued 2,250,000 shares of our common stock for cash consideration of $337,500 from Ahab Partners, L.P. In October 2005, as part of a $3.2 million financing, we issued 2,250,000 shares of our common stock for cash consideration of $416,250 upon the exercise of a warrant held by the investor. In November 2005 we issued 90,000 shares of our common stock to the selling stockholder in connection with the selling stockholder entering into a $310,000 note with us. In November 2005, the investor purchased 4,500,000 shares of our common stock from a third party.  Shares underlying notes to be sold pursuant to this prospectus consists of convertible notes acquired from one or more affiliates of the selling stockholder. Jonathan Gallen possesses sole voting and dispositive power over the shares held by Ahab Partners, L.P. Shares beneficially owned prior to the offering do not include 12,009,187 shares held by Ahab International, Ltd., 680,000 shares held by Queequeg Partners, L.P. or 1,320,000 shares held by Queequeg, Ltd.

(5)           The shares were acquired by the stockholder in exchange for advisory services to a21. Axiom Capital Management is controlled by Mark Martino.

(6)           These shares were issued to the selling stockholders upon their conversion of a21’s Series A Preferred Stock that was acquired by such selling stockholders in connection with the acquisition by a21 of ArtSelect.

(7)           William F. Beermann, trustee of the William F. Beermann Living Trust, previously served as President of SuperStock, Inc. The SuperStock preferred stock and warrants to acquire common stock were acquired in conjunction with the sale of SuperStock, Inc. to a21. The controlling person of the investor is William F. Beermann.

(8)           Jevy Savul has voting and investment control over the shares owned by Beta Assets Limited.

(9)           Thomas V. Butta was our Vice Chairman and President and served as Chief Executive Officer of SuperStock, Inc. from December 2004 until June 2006. He served as Chief Strategic Officer from May 2004 to December 2004 and served as an advisor to us from February 2001 to May 2004. The shares beneficially owned by Mr. Butta were acquired pursuant to direct purchases from a21 pursuant to his employment agreement with us.

(10)         Susan O. Chiang is currently Executive Vice President of SuperStock, Inc. Shares beneficially owned prior to the offering do not include the 69,195 shares owned by Ms. Chiang’s husband, Kai Y. Chiang. The shares beneficially owned by Ms. Chiang were acquired in conjunction with the sale of SuperStock, Inc. to a21 and pursuant to her employment agreement with us.

(11)         Kai Y. Chiang previously served as Senior Vice President, Market Development of SuperStock, Inc. Shares beneficially owned prior to the offering do not include the 1,457,885 shares owned by Mr. Chiang’s wife, Susan O. Chiang. The shares beneficially owned by Mr. Chiang were acquired in conjunction with the sale of SuperStock, Inc. to a21.

(12)         The shares were acquired by the stockholder in connection with our acquisition of Ingram in October 2005. John Bohill and Cathal Sheehy jointly make all decisions with respect to Clonure Limited.

(13)         David K. Sherman controls Cohanzick Credit Opportunities Master Fund Ltd.

(14)         Shares beneficially owned before the offering do not include 55,100 shares beneficially owned by Beverly June Cooke, 69,673 shares owned by Lobo Energy, Inc. and 155,870 shares owned by Saratoga Resources, Inc. 1,102,123 of the shares owned by Thomas F. Cooke, Beverly June Cooke, Lobo Energy, Inc. and Saratoga Resources, Inc. were issued to such stockholders in connection with a21’s acquisition of Saratoga Holdings I, Inc. and 450,000 of such shares were issued to the stockholders in connection with the settlement of certain claims made by the stockholders against a21. Thomas F. Cooke controls Lobo Energy, Inc. and Saratoga Resources, Inc. Shares beneficially owned after this offering assumes that all shares of common stock owned by each of the stockholders are sold.

(15)         Shares beneficially owned before the offering do not include 1,271,480 shares owned by Thomas F. Cooke , 69,673 shares owned by Lobo Energy, Inc. and 155,870 shares owned by Saratoga Resources, Inc. 1,102,123 of the shares owned by Thomas F. Cooke, Beverly June Cooke, Lobo Energy, Inc. and Saratoga Resources, Inc. were issued to such stockholders in connection with a21’s acquisition of Saratoga Holdings I, Inc. and 450,000 of such shares were issued to the stockholders in connection with the settlement of certain claims made by the stockholders against a21.

(16)         In October 2005, as part of a $3.2 million financing, we issued 1,845,000 shares of our common stock for cash consideration of $341,325 upon the exercise of a warrant held by the investor. The financing involved the sale by Barron Partners L.P., a significant stockholder of a21, of outstanding warrants to purchase 21,114,000 shares of a21’s common stock to ten accredited investors. In conjunction with the financing, we amended and restated the warrant transferred to CRT Capital Group, LLC to purchase 4,000,000 of our common stock. Christopher Young is the Managing Partner of CRT Capital Group. CRT Capital Group is a market maker in our common stock. Steve Mazur, Ray Rivers and Kevin Murphy are employed by CRT Capital.

(17)         Robert A. Ellis is the Trustee of the Robert A. Ellis Revocable Trust.

(18)         Eric Zachs controls Entrust Capital.

(19)         During February 2005, as part of a $2.3 million financing in the form of 12% senior secured notes due February 2007, we retired $1.3 million of convertible subordinated notes issued in conjunction with our acquisition of SuperStock, and we amended and restated the warrants to purchase 937,500 shares of a21 common stock, whereby, inclusive of the right to purchase an additional 125,000 shares, the holders of the senior notes participating in the financing received warrants to purchase an aggregate of 500,000 shares of a21 common stock at $0.188 per share and an aggregate of 562,500 shares of a21 common stock at $0.377 per share. As part of the $2,250,000 senior secured note financing, we issued warrants to purchase 200,000 and 225,000 shares of a21 common stock at $0.188 and $0.377 per share respectively to Gabriel Capital, L.P. in exchange for entering into a $900,000 note with us. David K. Sherman acts as an authorized agent for Gabriel Capital, L.P. with respect to this investment.

(20)         Glossy Finish, LLC is controlled by Haim Ariav, a former member of our Board of Directors, our former Chief Creative Officer and the former President and Chief Creative Officer of SuperStock, Inc. The shares beneficially owned by Glossy Finish, LLC were acquired pursuant to direct purchases from a21 and pursuant to his employment contract with us. Number of shares beneficially owned prior to the offering does not include 456,318 shares of common stock and options to purchase 1,587,941 shares that are beneficially owned by Mr. Ariav individually.

(21)         The shares were acquired by the stockholder in connection with our acquisition of Ingram in October 2005.

(22)         The shares were acquired by the stockholder in connection with our acquisition of Ingram in October 2005.

(23)         Kent Hawkins is the Managing Member of KMM Enterprises, LLC.

(24)         The shares were acquired by the stockholder from a third party. La Grange Capital Partners Offshore Fund, Ltd. is controlled by Grange Johnson.

(25)         The shares were acquired by the stockholder from a third party. La Grange Capital Partners L.P. is controlled by Grange Johnson.

(26)         In September 2005, as part of a $1.2 million financing, we issued 500,000 shares of our common stock for cash consideration of $75,000 from the investor. In October 2005, as part of a $3.2 million financing, we issued 150,000 shares of our common stock for cash consideration of $27,750 upon the exercise of a warrant held by the investor.

(27)         LCA Capital Partners I, Inc. is controlled by Luke A. Allen, a former member of our Board of Directors. Albert H. Pleus, one of our directors and formerly our Chairman and Chief Executive Officer, is a minority stockholder in LCA Capital Partners I, Inc. The shares were acquired by LCA Capital Partners pursuant to direct purchases from a21. Shares beneficially owned prior to the offering do not include 1,155,499 shares beneficially owned by Mr. Allen individually or 7,416,334 shares beneficially owned by Mr. Pleus.

(28)         Leonardo, L.P. is controlled by John M. Angelo and Michael L. Gordon.

(29)         Shares beneficially owned before the offering do not include 55,100 shares beneficially owned by Beverly June Cooke, 1,271,480 shares owned by Thomas F. Cooke and 155,870 shares owned by Saratoga Resources, Inc. 1,102,123 of the shares owner by Thomas F. Cooke, Beverly June Cooke, Lobo Energy, Inc. and Saratoga Resources, Inc. were issued to such stockholders in connection with a21’s acquisition of Saratoga Holdings I, Inc. and 450,000 of such shares were issued to the stockholders in connection with the settlement of certain claims made by the stockholders against a21. Thomas F. Cooke controls Lobo Energy, Inc.

(30)         Dave Mans and Patricia Z. Spector are the Trustees of the Mans/Spector Living Trust.

(31)         Laurent H. Massa and Lavonne E. Massa control F1 Ventures.com.

(32)         In October 2005, as part of a $3.2 million financing, we issued 500,000 shares of our common stock for cash consideration of $92,500 upon the exercise of a warrant held by the investor.

(33)         Udi Toledano controls Millennium 3 Opportunity Fund LLC.

(34)         In September 2005, as part of a $1.2 million financing, we issued 500,000 shares of our common stock for cash consideration of $75,000 from the investor. In October 2005, as part of a $3.2 million financing, we issued 375,000 shares of our common stock for cash consideration of $69,375 upon the exercise of a warrant held by the investor. Mojo Management, LLC is controlled by Joe Robinson.

(35)         The shares were acquired by the stockholder in exchange for advisory services to a21.

(36)         In October 2005, as part of a $3.2 million financing, we issued 244,000 shares of our common stock for cash consideration of $45,140 upon the exercise of a warrant held by the investor.

(37)         In February 2004, as part of a $1.1 million financing of non-negotiable 12% promissory notes, which we amended and restated in June 2005, and repaid in April 2006, we issued warrants to purchase 135,000 shares of our common stock at $0.225 per share to the investor in exchange for entering into a $150,000 note with us.

(38)         James F. Willenborg is the Trustee of the Okoboji Trust.

(39)         Richard Ong is currently an employee of SuperStock, Inc. The shares beneficially owned by Mr. Ong were acquired in conjunction with the sale of SuperStock, Inc. to a21 and in conjunction with his employment with us.

(40)         James Ong previously served as Chief Executive Officer and Co-Chairman of SuperStock, Inc. The shares beneficially owned by Mr. Ong were acquired in conjunction with the sale of SuperStock, Inc. to a21.

(41)         In February 2004, as part of a $1.1 million financing of non-negotiable 12% promissory notes, which we amended and restated in June 2005, and repaid in April 2006, we issued warrants to purchase 90,000 shares of our common stock at $0.225 per share to the investor in exchange for entering into a $100,000 note with us.

(42)         Albert H. Pleus is one of our directors and formerly our Chairman and Chief Executive Officer.  The shares were acquired by the investor pursuant to direct purchases from a21 and grants to the investor for compensation purposes. Shares beneficially owned prior to the offering do not include 1,679,758 shares beneficially owned by Whitney Holdings, Inc., 533,334 shares beneficially owned by Whitney Holdings Group LLC or 6,364,624 shares beneficially owned by LCA Capital Partners I, Inc., in which Mr. Pleus is a minority shareholder.

(43)         Shares to be sold pursuant to this prospectus consist of shares acquired from Ahab International Ltd. and/or Ahab Partners, L.P. Jonathan Gallen possesses sole voting and dispositive power over the shares held by Queequeg Partners, L.P. Shares beneficially owned prior to the offering do not include 9,490,735 shares held by Ahab Partners, L.P., 12,009,187 shares held by Ahab International, Ltd., or 1,320,000 shares owned by Queequeg, Ltd.

(44)         Shares to be sold pursuant to this prospectus consist of shares acquired from Ahab International Ltd. and/or Ahab Partners, L.P. in exchange for notes convertible into shares of our common stock. Jonathan Gallen possesses sole voting and dispositive power over the shares held by Queequeg Partners, Ltd. Shares beneficially owned prior to the offering do not include 9,490,735 shares held by Ahab Partners, L.P., 12,009,187 shares held by Ahab International, Ltd. or 680,000 shares owned by Queequeg Partners, L.P.

(45)         In October 2005, as part of a $3.2 million financing, we issued 1,000,000 shares of our common stock for cash consideration of $185,000 upon the exercise of a warrant held by the investor.

(46)         Shares beneficially owned before the offering does not include 55,100 shares beneficially owned by Beverly June Cooke, 1,271,480 shares owned by Thomas F. Cooke and 69,673 shares owned by Lobo Energy, Inc.  1,102,123 of the shares owner by Thomas F. Cooke, Beverly June Cooke, Lobo Energy, Inc. and Saratoga Resources, Inc. were issued to such stockholders in connection with a21’s acquisition of Saratoga Holdings I, Inc. and 450,000 of such shares were issued to such stockholders in connection with the settlement of certain claims made by such stockholders against a21. Thomas F. Cooke controls Lobo Energy, Inc.

(47)         In October 2005, as part of a $3.2 million financing, we issued 5,000,000 shares of our common stock for cash consideration of $925,000 upon the exercise of a warrant held by the investor. In November and December 2005, the investor purchased 7,500,000 shares of our common stock from third parties. Deborah Farrington, Jeanne Sullivan and Laura Sachar possess voting and dispositive power over the shares held by StarVest Partners, L.P.

(48)         In September 2005, as part of a $1.2 million financing, we issued 2,000,000 shares of our common stock for cash consideration of $300,000 from the investor.

(49)         The shares were acquired by the stockholder in exchange for advisory services to a21. Ronald Heinemann is the President of Vertical Capital Partners, Inc.

(50)         In February 2004, as part of a $1.1 million financing of non-negotiable 12% promissory notes, which we amended and restated in June 2005, and repaid in April 2006, we issued warrants to purchase 655,000 shares of our common stock at $0.225 per share to the investor in exchange for entering into an $800,000 note with us. Allan Lyons directs the investments of Vestal Venture Capital.

(51)         Weiskopf, Silver & Co., L.P. is controlled by William Silver.

(52)         Whitney Holdings, Inc. is controlled by Albert H. Pleus, one of our directors and formerly our Chairman and Chief Executive Officer. The shares were acquired by the investor pursuant to direct purchases from a21. Shares beneficially owned prior to the offering do not include 5,069,908 shares of common stock beneficially owned by Mr. Pleus, 533,334 shares beneficially owned by Whitney Holdings Group, LLC or 6,364,624 shares beneficially owned by LCA Capital Partners I, Inc., an entity in which Mr. Pleus has a minority interest. Whitney Holdings Group, LLC is also controlled by Mr. Pleus. The shares were acquired by the investor pursuant to direct purchases from a21. Shares beneficially owned prior to the offering do not include 5,069,908 shares of common stock beneficially owned by Mr. Pleus, 1,679,758 shares beneficially owned by Whitney Holdings, Inc. or 6,364,624 shares beneficially owned by LCA Capital Partners I, Inc., an entity in which Mr. Pleus has a minority interest.

PLAN OF DISTRIBUTION

We are registering the common stock on behalf of the above selling stockholders. The selling stockholders are offering shares of our common stock that they received in connection with private placements. As used in this prospectus, the term “selling stockholders” includes pledgees, transferees or other successors-in-interest selling shares received from the selling stockholders as pledgors, assignees, borrowers or in connection with other non-sale-related transfers after the date of this prospectus. This prospectus may also be used by transferees of the selling stockholders, including broker-dealers or other transferees who borrow or purchase the shares to settle or close out short sales of shares of common stock. The selling stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale or non-sale related transfer. We will not receive any of the proceeds of such sales by the selling stockholders.

The selling stockholders may sell their shares of common stock directly to purchasers from time to time. Alternatively, they may from time to time offer the common stock to or through underwriters, broker/dealers or agents, who may receive compensation in the form of underwriting discounts, concessions or commissions from the selling stockholders or the purchasers of such securities for whom they may act as agents. The selling stockholders and any underwriters, broker/dealers or agents that participate in the distribution of common stock may be deemed to be “underwriters” within the meaning of the Securities Act, and any profit on the sale of such securities and any discounts, commissions, concessions or other compensation received by any such underwriter, broker/dealer or agent may be deemed to be underwriting discounts and commissions under the Exchange Act. The selling stockholders have informed us that they do not have any agreement or understanding, directly or indirectly, with any person to distribute the common stock.

The common stock may be sold by the selling stockholders from time to time in one or more transactions at or on any stock exchange, market or trading facility on which shares are traded or in private transactions. The sales may be made at fixed prices, at prevailing market prices at the time of sale, at varying prices determined at the time of sale or at negotiated prices. The sale of the common stock may be affected by means of one or more of the following transactions (which may involve cross or block transactions):

•                     a block trade in which the broker-dealer so engaged will attempt to sell such shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;
•                     purchases by a broker-dealer as principal and resale by such broker-dealer for its own account pursuant to this prospectus;
•                     transactions on any exchange or quotation service on which the shares may be listed or quoted at the time of sale in accordance with the rules of the applicable exchange;
•                     ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;
•                     privately negotiated transactions;
•                     transactions through the settlement of short sales;
•                     broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;
•                     a combination of any such methods of sale;
•                     transactions through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise; and
•                     any other method permitted pursuant to applicable law.

The selling stockholders may also sell shares under Rule 144 of the Securities Act, if available, rather than under this prospectus. To the extent required, this prospectus may be amended and supplemented from time to time to describe a specific plan of distribution.

Broker-dealers engaged by the selling stockholders may arrange for other broker-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchase of shares, from the purchaser) in amounts to be negotiated. The selling stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

The selling stockholders may also enter into option or other transactions with broker-dealers, or other financial institutions for the creation of one or more derivative securities, which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction.)

In connection with the sale of our common stock or otherwise, the selling stockholders may enter into hedging transactions with broker/dealers of other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling stockholders may also sell shares of our common stock short and deliver these shares to close out such short positions, or loan or pledge common stock to broker/dealers that in turn may sell such securities.

Each selling stockholder has agreed, until the stockholder has completed selling pursuant to this prospectus, not to and not to permit any affiliated purchaser to bid for, purchase, or attempt to induce any person to bid for or purchase any of our common stock, except as permitted by Regulation M. The selling stockholders will be subject to other applicable provisions of the Exchange Act and the rules and regulations thereunder, which provisions may limit the timing of purchases and sales of any of the common stock by the selling stockholders. The foregoing may affect the marketability of such securities.

Pursuant to the registration rights agreement with the selling stockholders, all expenses of the registration of the common stock will be paid by us, including, without limitation, SEC filing fees; provided, however, that the selling stockholders will pay any broker or similar commissions, or, except to the extent otherwise provided for, any legal fees or other costs of the selling stockholders. The selling stockholders will be indemnified by us against certain civil liabilities, including certain liabilities under the Securities Act, or will be entitled to contribution in connection therewith. We will be indemnified by the selling stockholders severally against certain civil liabilities, including certain liabilities under the Securities Act, or will be entitled to contribution in connection therewith. We paid a finder’s fee of $100,000 to Axiom Capital Management in connection with the issuance of one of the notes for which we are registering the shares such notes are convertible into.

To comply with the securities laws of certain jurisdictions, if applicable, the common stock will be offered or sold in such jurisdictions only through registered or licensed brokers or dealers.

DESCRIPTION OF SECURITIES

Our authorized capital stock consists of 200,000,000 shares of common stock, par value $.001 per share, and 100,000 shares of preferred stock, par value $.001 per share. As of December 14 , 2006 there were 85,106,458 shares of our common stock outstanding, which are held of record by approximately 2,000 holders. There are an additional 8,408,377 shares of our common stock reserved for issuance upon the exercise of stock options, an additional 7,424,300 shares of our common stock reserved for issuance upon the exercise of stock purchase warrants, up to 4,025,139 shares of our common stock reserved for issuance upon conversion of the preferred stock of SuperStock and 23,846,149 shares of our common stock issuable upon conversion of promissory notes.

COMMON STOCK

Holders of our common stock are entitled to one vote for each share on all matters submitted to a stockholder vote. Holders of our common stock do not have cumulative voting rights. Therefore, holders of a majority of the shares of our common stock voting for the election of directors can elect all of the directors. Holders of our common stock are entitled to share in all dividends that the Board of Directors, in its discretion, declares from legally available funds. In the event of our liquidation, dissolution or winding up, holders of each outstanding share of our common stock are entitled to participate in all assets that remain after payment of liabilities and after providing for each class of stock, if any, having preference over our common stock.

Holders of our common stock have no conversion, preemptive or other subscription rights, and there are no redemption provisions for our common stock. The rights of the holders of common stock are subject to any rights that may be fixed for holders of preferred stock, when and if any additional preferred stock is authorized and issued. All outstanding shares of our common stock are, and the shares underlying all options and warrants and convertible securities will be, duly authorized, validly issued, fully paid and non-assessable upon our issuance of these shares.

WARRANTS

Warrant holders are entitled to purchase shares of common stock, $0.001 par value, of a21 in exchange for (a) one (1) Warrant and (b) a specified amount per share, at any time and from time to time during the warrant term and subject to certain terms and conditions. The warrants may be amended only in writing and signed by the warrant holders and us. The warrant holders are not entitled to any voting or other rights of a stockholder of a21, either at law or equity, and the rights of the warrant holders are limited to those expressed in the respective warrant registration form. The warrants owned by Gabriel Capital L.P. have anti-dilution provisions which, in the event that we issued shares of our common stock or securities convertible into or exchangeable for our common stock at a price per share less than the exercise price of the warrants, would reduce the exercise price of the warrants to such lower price per share and increase the number of shares for which the warrants were exercisable.

PREFERRED STOCK OF SUPERSTOCK

In consideration for the sale and purchase of the common stock of SuperStock, the certain former common stockholders of SuperStock hold 1,341,713 participating preferred shares of SuperStock at November 30, 2006, which are exchangeable for 4,025,139 shares of a21’s common stock. The SuperStock participating preferred has no voting rights, pays no dividend, and, except for exchange rights into common stock, it has no other special rights except a liquidation preference. In liquidation, it is senior to the common stock of SuperStock and has distribution rights equal to the greater of $3.4 million or 14% of the total liquidation distributions after creditors.

SENIOR SECURED CONVERTIBLE NOTES

During April 2006, we entered into a securities purchase agreement with certain purchasers and Queequeg Partners, L.P., as agent, whereby we issued $15.5 million of 5% Senior Secured Convertible Notes (“Senior Convertible Notes”). We received net proceeds of $11.7 million in cash, after the repayment of certain outstanding debt of $3.3 million, exchange of notes totaling $215,000 to retire warrants to purchase 637,500 shares of a21’s common stock, repayment of total interest due of $216,000, and the payment of a finder’s fee of $100,000. Queequeg Partners L.P. and Queequeg, Ltd. (each of which is an affiliate of each of Ahab Partners, L.P., and Ahab International, Ltd., which collectively held more than 10% of a21’s common stock prior to April 27, 2006), and StarVest Partners, LP, which was a 10% beneficial owner of a21’s common stock prior to April 27, 2006, purchased a portion of the Notes sold in this transaction. As part of this transaction, we released $690,000 of certificate of deposits, which had been pledged by Ahab to secure the letter of credit issued by SuperStock in connection with its capital lease for our facility in Jacksonville, Florida and replaced the deposit with new certificate of deposits from the net proceeds of the financing.

The Senior Convertible Notes are secured by substantially all of our assets and are convertible into 23,846,149 of a21’s common stock at a minimum conversion price of $0.65 per share, subject to adjustment as provided in the Senior Convertible Notes. In addition, the conversion price of the Senior Convertible Notes may be adjusted based on a weighted average anti-dilution formula in the event of issuances of a21’s common stock at a price per share below $0.65. The minimum conversion price is set at $0.50 per share on a diluted basis. No such conversion price resets have occurred since issuance. The interest on the Senior Convertible Notes is payable quarterly in arrears, and the principal will be due and payable on March 31, 2011. If the 45-day volume weighted average price of a21’s common stock equals or exceeds $1 per share, the Senior Convertible Notes will automatically be converted into a21’s common stock under certain conditions.

The Senior Convertible Notes include customary events of default, including the failure to pay any principal or interest when due, the breach of any covenant or term or condition of the Senior Convertible Notes, the breach of any representation or warranty in the Purchase Agreement, Senior Convertible Notes or other documents executed in connection with the transactions contemplated thereby, defaults in the performance of any other indebtedness of greater than $500,000, the insolvency or bankruptcy, and the SEC issuing a stop trade order or suspension of trading relating to a21’s common stock.  Upon the occurrence of an event of default, each Note will become due and payable, either upon notice from the agent for the holders of Senior Convertible Notes at the direction of the holders of a majority of the outstanding principal amount of the Senior Convertible Notes or automatically, depending on the particular event of default.

Under certain conditions, if the 45-day volume weighted average price of a21’s common stock equals or exceeds $1 per share, the Senior Notes will automatically be converted into a21’s common stock. If the SEC has not declared effective a registration statement relating to the resale of the shares of a21’s common stock that the Senior Convertible Notes are convertible into by January 22, 2007, a21 will be obligated to pay the holder of the Senior Convertible Notes certain liquidated damages.

INDEMNIFICATION

Our certificate of incorporation provides that none of our directors will be personally liable to a21 or any of our stockholders for monetary damages arising from the director’s breach of fiduciary duty as a director, with certain limited exceptions.

The Delaware General Corporation Law and our Bylaws provide for indemnification of our directors for liabilities and expenses that they may incur in such capacities. In general, our directors and officers are indemnified with respect to actions taken in good faith and in a manner such person believed to be in our best interests, and provided that with respect to any criminal action or proceeding, the person had no reasonable cause to believe was unlawful.

The power to indemnify applies to actions brought by or in the right of the corporation as well, but only to the extent of defense and settlement expenses and not to any satisfaction of a judgment or settlement of the claim itself, and with the further limitation that in such actions no indemnification shall be made in the event of any adjudication of negligence or misconduct unless the court, in its discretion, believes that in light of all the circumstances indemnification should apply. Our certificate of incorporation contains provisions authorizing us to indemnify our officers and directors to the fullest extent permitted by the General Corporation Law of the State of Delaware.

We have been advised that in the opinion of the Securities and Exchange Commission indemnification for liabilities arising under the Securities Act of 1933 is against public policy as expressed in the Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities is asserted by one of our directors, officers, or controlling persons in connection with the securities being registered, we will, unless in the opinion of our legal counsel the matter has been settled by controlling precedent, submit the question of whether such indemnification is against public policy to court of appropriate jurisdiction. We will then be governed by the courts decision.

LEGAL MATTERS

The validity of the securities offered hereby has been passed upon for us by Loeb & Loeb LLP, New York, New York.

CONSOLIDATED FINANCIAL STATEMENTS

Our consolidated financial statements and the footnotes thereto are included in the section beginning on page F-1.

EXPERTS

The consolidated financial statements of a21, Inc. as of December 31, 2004 and for the year then ended appearing in this prospectus and registration statement have been audited by Eisner, LLP (an independent registered public accounting firm) to the extent and for the periods set forth in their report thereon, appearing elsewhere in this registration statement, and are included in reliance upon such report given on the authority of such firm as experts in auditing and accounting.

The consolidated financial statements of a21, Inc. as of December 31, 2005 and for the year then ended included in this prospectus and registration statement have been audited by BDO Seidman LLP (an independent registered public accounting firm) to the extent indicated in their report thereon, appearing elsewhere in this registration statement, and are included in reliance upon such report given on the authority of said firm as experts in auditing and accounting.

The financial statements of ArtSelect, Inc. as of December 31, 2005 and 2004, and for the years then ended, have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein and upon the authority of said firm as experts in accounting and auditing. The audit report covering the December 31, 2005 ArtSelect financial statements refers to the adoption of the Statement of Financial Accounting Standard (SFAS) No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”.

The consolidated balance sheets of LCJ Acquisitions Limited and its subsidiary companies (“the Group”) and the company balance sheets of LCJ Acquisitions Limited (“the Company”) as at 31 May 2004 and 31 May 2005 and the related statements of income, changes in stockholders’ equity and cash flows of the Group for the period ended 31 May 2004 and the year ended 31 May 2005 have been included elsewhere in the registration statement in reliance upon the report of Baker Tilly, independent registered public accounting firm, appearing elsewhere herein, and are included in reliance upon such report given on the authority of said firm as experts in auditing and accounting. Additionally, the auditors report of Baker Tilly dated April 13, 2006, relating to the December 31, 2005 consolidated financial statements of SuperStock Limited, which is referenced in BDO ’s  report described above has been included herein and in the registration statement in reliance upon the report of Baker Tilly.

WHERE YOU CAN FIND MORE INFORMATION

We file all documents required to be filed pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act with the SEC through the Electronic Data Gathering, Analysis and Retrieval system (EDGAR), and is publicly available through the SEC’s website located at http://www.sec.gov. This registration statement, including all exhibits and schedules and amendments, has been filed with the SEC through EDGAR. You may also inspect this registration statement, including all exhibits, without charge at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain copies of these materials from the SEC’s Public Reference Room at 100 F Street, N.E., Washington D.C. 20549, upon the payment of prescribed fees. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. You may obtain information about us on our websites located at http://www.a21group.com, http://www.superstock.com and http://www.artselect.com.

INDEX TO FINANCIAL STATEMENTS

Audited Financial Statements of a21, Inc. as of and for the years ended December 31, 2005 and 2004	F-2

Unaudited Financial Statements of a21, Inc. as of and for the quarter ended September 30, 2006	F-38

Audited Financial Statements of LCJ Acquisition Limited as of and for the year ended May 31, 2005 and the period ended May 31, 2004	F-64

Audited Financial Statements of ArtSelect, Inc. as of and for the years ended December 31, 2005 and 2004	F-81

Unaudited Financial Statements of ArtSelect, Inc. as of and for the quarter ended March 31, 2006	F-98

Report of Independent Registered Public Accounting Firm

Board of Directors
a21 Inc. and Subsidiaries
Jacksonville, FL

We have audited the consolidated balance sheet of a21 Inc. and Subsidiaries (the “Company”) as of December 31, 2005 and the related consolidated statement of operations, stockholders’ equity (capital deficiency) and comprehensive (loss) income and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We did not audit the consolidated financial statements of SuperStock Limited, which statements reflect 29% of total assets as of December 31, 2005 and 16% of total revenues for the year then ended. Those statements were audited by another auditor whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for SuperStock Limited, is based solely on the report of the other auditor.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. Our audit also included examining, on a test basis, evidence supporting the translation of SuperStock Limited’s consolidated financial statements from British pounds to United States dollars. We believe that our audit and the report of the other auditor provide a reasonable basis for our opinion.

In our opinion, based on our audit and the report of other auditor, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of a21 Inc. and Subsidiaries at December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note B to the consolidated financial statements, the Company has suffered recurring losses from operations and has a working capital deficit at December 31, 2005 that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note B. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/  BDO Seidman, LLP
Charlotte, NC
April 3, 2006, except for Note I which is as of December 28, 2006

Independent Registered Public Accounting Firm

Board of Directors
SuperStock Limited
London, UK

We have audited the consolidated balance sheet of SuperStock Limited and Subsidiaries (the “Company”) as of December 31, 2005 and the related consolidated statement of income, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, based on our audit, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of SuperStock Limited and Subsidiaries at December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ Baker Tilly
London, UK
April 13, 2006

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders

a21, Inc. and Subsidiaries

We have audited the accompanying consolidated balance sheet of a21, Inc. and subsidiaries (the “Company”) as of December 31, 2004 and the related consolidated statements of operations, changes in stockholders’ equity (capital deficiency) and comprehensive (loss) income and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of a21, Inc. and subsidiaries as of December 31, 2004 and the consolidated results of their operations and their consolidated cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ Eisner LLP
New York, New York
March 11, 2005

With respect to prior restatements,  September 15, 2005

With respect to the last paragraph of Note I, December 28, 2006

a21, Inc. and Subsidiaries
CONSOLIDATED BALANCE SHEETS
($ in thousands)

	DECEMBER 31,
	2005	2004
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$1,194	$717
Accounts receivable, net allowance for doubtful accounts of $57 and $50	1,840	1,462
Inventory	156	—
Prepaid expenses and other current assets	277	200
Income tax receivable	—	108
Total current assets	3,467	2,487
Land and building, net	7,153	7,329
Property and equipment, net	449	547
Photo collection, net	1,715	2,198
Goodwill	2,263	1,049
Contracts with photographers, net	929	1,133
Deferred rent receivable	541	—
Long-term notes receivable	15	18
Intangible assets, net	3,882	92
Other	100	101
Restricted cash	—	600
Total assets	$20,514	$15,554

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES

Notes payable, unsecured	$1,050	$—
Accounts payable	1,200	872
Accrued wages and payroll taxes	113	147
Accrued interest	104	187
Accrued purchase price payable	156	201
Royalties payable	1,180	979
Foreign income taxes payable	206	—
Current portion of promissory note payable	33	32
Warrant liability	187	—
Deferred revenue	151	—
Other	33	—
Total current liabilities	4,413	2,418

LONG-TERM LIABILITIES
Loan payable from sale-leaseback of building, less current portion	7,438	7,458
Convertible subordinated notes payable, net - Related party	—	520
Senior secured notes payable, net - Related party	2,316	—
Notes payable, unsecured, net - Related party	—	1,040
Promissory note payable, less current portion	34	67
Other	92	61

Total liabilities	14,293	11,564

a21, Inc. and Subsidiaries
CONSOLIDATED BALANCE SHEETS (continued)
($ in thousands, except per share amounts)

	DECEMBER 31,
	2005	2004
COMMITMENTS AND CONTINGENCIES

MINORITY INTEREST	2,800	2,800

STOCKHOLDERS’ EQUITY
Preferred stock; $.001 par value; 100,000 shares authorized; 14,480 and 0 shares issued and outstanding at December 31, 2005 and 2004, respectively (aggregate liquidation value $1,448 at December 31, 2005)	—	—
Common stock; $.001 par value; 100,000,000 shares authorized; 74,115,012 and 41,816,012 shares issued at December 31, 2005 and 2004, respectively and 70,435,237 and 38,136,237 shares outstanding at December 31, 2005 and 2004, respectively	74	42
Treasury stock (at cost, 3,679,775 shares)	—	—
Additional paid-in capital	17,583	10,599
Deferred compensation	(115)	—
Accumulated deficit	(14,185)	(9,411)
Accumulated comprehensive income (loss)	64	(40)

Total stockholders’ equity	3,421	1,190

Total liabilities and stockholders’ equity	$20,514	$15,554

The accompanying notes are an integral part of these Consolidated Financial Statements.

a21, Inc. and Subsidiaries
CONSOLIDATED STATEMENTS OF OPERATIONS
($ in thousands, except per share amounts)

	Twelve Months Ended December 31,
	2005	2004
Revenue	$9,563	$7,475
Cost of revenue (excludes amortization expense of $941 and $580)	3,090	2,241
Selling, general and administrative	7,401	5,929
Depreciation and amortization	1,683	1,127

TOTAL OPERATING EXPENSES	12,174	9,297

OPERATING LOSS	(2,611)	(1,822)
Interest expense	(1,380)	(1,443)
Warrant expense	(173)	—
Other (expense) income, net	(505)	45

NET LOSS BEFORE INCOME TAX (EXPENSE) BENEFIT	(4,669)	(3,220)
Income tax (expense) benefit	(105)	729

NET LOSS	(4,774)	(2,491)
Disproportionate deemed dividends	(219)	—

NET LOSS ATTRIBUTED TO COMMON STOCKHOLDERS	$(4,993)	$(2,491)

NET LOSS ATTRIBUTED TO COMMON STOCKHOLDERS PER SHARE, BASIC AND DILUTED	$(0.10)	$(0.07)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING, BASIC AND DILUTED	47,723,202	35,031,876

The accompanying notes are an integral part of these Consolidated Financial Statements.

a21, Inc. and Subsidiaries
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
(CAPITAL DEFICIENCY) AND COMPREHENSIVE (LOSS) INCOME
($ in thousands)

	Preferred Stock		Common Stock		Treasury Stock					Accumulated
	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount	Additional Paid-In Capital	Deferred Compen-sation	Accum-ulated Deficit	Other Comprehensive Income/ (Loss)	Total
Balance at December 31, 2003	—	$—	22,707	$23	(3,680)	$—	$5,388	$—	$(6,920)	$—	$(1,509)
Issuance of common stock for services	—	—	40	—	—	—	10	—	—	—	10
Issuance of common stock for cash, net	—	—	15,000	15	—	—	2,775	—	—	—	2,790
Issuance of common stock for repayment of notes payable to affiliates	—	—	2,375	2	—	—	473	—	—	—	475
Issuance of common stock for equity placement costs	—	—	450	1	—	—	—	—	—	—	1
Issuance of common stock in settlement of accrued compensation and compensation expense to officers and consultants	—	—	670	1	—	—	146	—	—	—	147
Issuance of common stock to the sellers of SuperStock	—	—	524	—	—	—	137	—	—	—	137
Issuance of common stock pursuant to the exercise of options	—	—	50	—	—	—	13	—	—	—	13
Issuance of warrants to the holders of unsecured notes payable	—	—	—	—	—	—	31	—	—	—	31
Issuance of warrants to the holders of unsecured notes payable and convertible subordinated notes payable	—	—	—	—	—	—	390	—	—	—	390
Beneficial conversion feature related to convertible subordinated notes payable	—	—	—	—	—	—	1,105	—	—	—	1,105
Issuance of options for consulting services	—	—	—	—	—	—	48	—	—	—	48
Issuance of warrants for costs incurred in connection with the acquisition of SuperStock	—	—	—	—	—	—	83	—	—	—	83
Net loss	—	—	—	—	—	—	—	—	(2,491)	—	(2,491)
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	(40)	(40)
Comprehensive loss	—	—	—	—	—	—					(2,531)
Balance at December 31, 2004	—	$—	41,816	$42	(3,680)	$—	$10,599	$—	$(9,411)	$(40)	$1,190

The accompanying notes are an integral part of these Consolidated Financial Statements.

A21, Inc. and Subsidiaries
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
(CAPITAL DEFICIENCY) AND COMPREHENSIVE (LOSS) INCOME
($ in thousands)

	Preferred Stock		Common Stock		Treasury Stock					Accum-ulated
	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount	Additional Paid-In Capital	Deferred Compen-sation	Accumulated Deficit	Other Comprehensive Income/ (Loss)	Total
Balance at December 31, 2004	—	$—	41,816	$42	(3,680)	$—	$10,599	$—	$(9,411)	$(40)	$1,190
Issuance of warrants to the holders of unsecured notes payable	—	—	—	—	—	—	18	—	—	—	18
Reduction in additional paid-in capital for beneficial conversion feature in connection with extinguishment of convertible subordinated notes payable	—	—	—	—	—	—	(263)	—	—	—	(263)
Issuance of warrants to the holders of senior secured notes payable	—	—	—	—	—	—	3	—	—	—	3
Issuance of restricted stock to directors and officers	—	—	3,190	3	—	—	400	(403)	—	—	—
Issuance of restricted stock for investor relations fees	—	—	150	—	—	—	28	—	—	—	28
Amortization of deferred compensation	—	—	—	—	—	—	—	288	—	—	288
Charge for the cost of variable option compensation	—	—	—	—	—	—	139	—	—	—	139
Issuance of common stock for cash	—	—	8,000	8	—	—	1,192	—	—	—	1,200
Stock options exercised	—	—	25	—	—	—	5	—	—	—	5
Stock warrants exercised	—	—	17,114	17	—	—	3,149	—	—	—	3,166
Issuance of preferred stock as part of purchase price of Ingram (convertible into shares of a21 at a minimum price of $0.50/share)	14	—	—	—	—	—	1,274	—	—	—	1,274
Issuance of common stock in conjunction with the acquisition of Ingram Publishing Limited	—	—	3,620	4	—	—	973	—	—	—	977
Issuance of restricted stock for finance costs	—	—	200	—	—	—	66	—	—	—	66
Net loss	—	—	—	—	—	—	—	—	(4,774)	—	(4,774)
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	104	104
Comprehensive loss											(4,670)
Balance at December 31, 2005	14	$—	74,115	$74	(3,680)	$—	$17,583	$(115)	$(14,185)	$64	$3,421

The accompanying notes are an integral part of these Consolidated Financial Statements.

A21, Inc. and Subsidiaries
CONSOLIDATED STATEMENTS OF CASH FLOW
($ in thousands)

FOR THE YEARS ENDED DECEMBER 31,	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(4,774)	$(2,491)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	1,683	1,127
Loss from disposal of property and equipment	69	—
Amortization of finance costs	82	787
Write-down of notes receivable and advance to stockholder	—	64
Compensation from the prior issuance of variable options	139	—
Compensation from the issuance of options and warrants	18	48
Deferred compensation	288	—
Common stock issued for services	23	21
Amortization of debt discount related to notes payable	106	—
Loss on extinguishment of debt	371	—
Deferred income taxes, net	—	(729)
Changes in assets and liabilities excluding business acquisitions:
Accounts receivable	160	(210)
Inventory	(91)	—
Prepaid expenses and other current assets	(7)	(131)
Income tax receivable	108	(108)
Long-term assets	—	176
Deferred rent receivable	(541)	—
Accounts payable and accrued expenses	355	(55)
Accrued interest	(83)	—
Security deposit	—	61
Income tax payable	4	—
Warrant liability	173	—
Restricted cash	—	(600)
Other	21	—
NET CASH USED IN OPERATING ACTIVITIES	(1,896)	(2,040)

a21, Inc. and Subsidiaries
CONSOLIDATED STATEMENTS OF CASH FLOW (continued)
($ in thousands)

FOR THE YEARS ENDED DECEMBER 31,	2005	2004
CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of SuperStock, net of cash balance of $1,151 of SuperStock at date of acquisition	—	(1,417)
Restricted cash	600	—
Acquisition of Ingram, net of cash balance of $76 of Ingram at date of acquisition	(1,487)	—
Investment in building	(232)	(21)
Investment in property and equipment	(107)	(322)
NET CASH USED IN INVESTING ACTIVITIES	(1,226)	(1,760)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from sale-leaseback of land and building accounted for as a loan payable	—	7,516
Lease payments accounted for as repayment of loan payable	—	(60)
Proceeds from senior secured notes payable - related party	2,250	—
Payment of Ingram debt	(1,548)	—
Payment of convertible subordinated notes payable	(1,250)	—
Net proceeds from sale of common stock and warrants	4,371	2,790
Proceeds from issuance of unsecured notes payable and warrants	—	1,050
Proceeds from issuance of convertible subordinated notes payable and warrants	—	1,250
Payment of revolving credit line	—	(1,700)
Payment of unsecured notes payable to affiliates	—	(160)
Payment of seller note payable	—	(1,576)
Payment on earn-out accrual	(201)	—
Payment of promissory note payable	(33)	—
Payment of note payable to bank	—	(4,554)
Other	16	—
NET CASH PROVIDED BY FINANCING ACTIVITIES	3,605	4,556
EFFECT OF EXCHANGE RATES ON CASH AND CASH EQUIVALENTS	(6)	(40)
NET INCREASE IN CASH AND CASH EQUIVALENTS	477	716
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	717	1
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$1,194	$717

a21, Inc. and Subsidiaries
CONSOLIDATED STATEMENTS OF CASH FLOW (continued)
($ in thousands)

FOR THE YEARS ENDED DECEMBER 31,	2005	2004
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Income taxes paid (refunded)	$(3)	$108
Interest paid	1,251	103
SUPPLEMENTAL DISCLOSURE OF NON-CASH FINANCING AND INVESTING ACTIVITIES:
Issuance of equity for:
Repayment of notes payable to affiliates	—	424
Issuance of common stock for consulting service	29	—
Issuance of common stock for lease financing arrangement	66	—
Issuance of common stock for accrued interest on notes payable to affiliates	—	51
Issuance of common stock for accrued compensation	—	136
Issuance of common stock for placement costs in connection with the sale of common stock	—	13
Issuance of common stock as part of SuperStock acquisition	—	137
Issuance of common stock as part of Ingram acquisition (see Note C)	977	—
Issuance of preferred stock as part of Ingram acquisition (see Note C)	1,274	—
Deferred compensation	403	—
Modification of warrants in connection with senior secured notes payable	17	—
Debt discount recorded for the issuance of warrants in connection with unsecured note payable and convertible subordinated notes payable	—	422
Debt discount recorded for beneficial conversion of convertible subordinated notes payable	—	1,105
Issuance of warrants as part of acquisition cost of SuperStock	—	83
Note payable to sellers on acquisition of SuperStock	—	1,576
Accrual for earn-out provision	156	201
Issuance of promissory note payable in connection with acquisition of SuperStock	—	100
Minority interest	—	2,800
Acquisition of SuperStock (See Note C)	—	7,477
Adjustment to goodwill for reduction in valuation allowance for tax asset	—	301
Charge for variable option compensation	139	—
Issuance of warrants to holders of unsecured notes	18	—
Issuance of warrants to holders of senior secured notes payable	3	—

The accompanying notes are an integral part of these Consolidated Financial Statements.

NOTE A - THE COMPANY AND DESCRIPTION OF BUSINESS

a21, Inc. (the “Company”) was incorporated in the State of Texas on October 28, 1998, under the name Saratoga Holdings I, Inc. The Company licenses and acquires stock photography for worldwide distribution to advertisers and publishers through sublicense and license agreements.

On April 18, 2002, Agence 21, Inc. (“Agence”) entered into an exchange agreement with Saratoga Holdings I, Inc. (“Saratoga”), a Texas corporation and a publicly traded company, and a21 Acquisition LLC (“A21 Acquisition”), a wholly owned subsidiary of Saratoga. Prior to the closing of the exchange, A21 Acquisition held 12,925,000 shares of Saratoga, its parent company, which represented 87.4% of Saratoga’s outstanding common stock.

On April 30, 2002, pursuant to the exchange agreement, the stockholders of Agence exchanged 26,236,000 shares (84.3%) of the common stock of Agence and 1,500,000 shares (100%) of preferred stock of Agence on a basis of three shares of Agence for each share of common stock of Saratoga held by A21 Acquisition. The aggregate of 9,245,000 shares of the Company’s common stock issued to Agence’s stockholders represented 83.3% of the outstanding common stock of Saratoga. The minority stockholders of Agence hold 4,887,000 shares (the “Nonexchanged Shares”) of common stock in Agence representing a 15.7% minority interest in the subsidiary, which the holders could have exchanged into 1,629,000 common shares of the Company prior to the expiration of the exchange agreement. 4,062,000 of the Nonexchanged Shares were issued to a founder upon formation of Agence. 825,000 of the Nonexchanged Shares were issued as consideration for services.

The exchange was accounted for as a reverse acquisition, since the former stockholders of Agence acquired a majority of the outstanding common stock of Saratoga. Accordingly, the combination of Agence and Saratoga was recorded as a recapitalization of Agence pursuant to which Agence is treated as the continuing entity for accounting purposes, and the historical financial statements are those of Agence. A21 Acquisition and Agence continue to operate as wholly and majority owned subsidiaries of the registrant. Agence has no operations, and is not likely to in the foreseeable future.

Effective with the closing of the exchange, Saratoga changed its name to a21, Inc.

Through our subsidiary SuperStock, the Company aggregates visual content from photographers, photography agencies, archives, libraries and private collections and license the visual content to our customers. The Company’s customer base consists of four major groups: creative (advertising and design agencies), editorial (publishing and media entities), corporate (in-house communications departments and outside corporate communications firms) and consumers (the general public). The Company’s products are sold directly and through a global network of distributors in over 100 countries.

The Company’s subsidiary Ingram is a UK-based provider of subscription, CD-ROM and individual royalty free images as well as vector graphics and fonts, vehicle online templates, and print price guides for the worldwide graphics design, printing, sign making, advertising and publishing communities.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

[1] Basis of presentation / Going Concern:

Through February 2004, the Company was considered a “development stage enterprise” in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 7, “Accounting and Reporting by Development Stage Enterprises.” As a result of its acquisition of SuperStock, Inc. and subsidiaries (“SuperStock”) on February 29, 2004, the Company commenced planned principal operations and as such it is no longer considered to be a development stage enterprise in accordance with SFAS No. 7.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. The Company has sustained significant recurring losses and at December 31, 2005, had an accumulated deficit of $14.2 million and a working capital deficit of $946,000 that raise substantial doubt about its ability to continue as a going concern and as such caused the Company’s independent registered public accounting firm to include a going concern explanatory paragraph in their report in connection with their audit of the Company’s financial statements for the year ended December 31, 2005. The Company estimates it will generate and require approximately $14 million from operations in 2006. Should the Company need more or generate less cash, it will need additional funding to cover any potential shortfall. In addition, the Company will need to raise cash from equity and debt financings in order to fund any acquisitions or shortfall from cash from operations. If the Company is unable to secure any required funding, it will not be able to implement its business plan and may not be able to conduct business as a going concern.

The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts or classification of liabilities that might be necessary should the Company be unable to continue as a going concern. The Company’s continuation as a going concern is dependent upon its ability to generate sufficient cash flows to meet its obligations on a timely basis, to obtain additional financing as may be required and ultimately to attain profitable operations and positive cash flows. The Company’s future plans include the development of its distribution channel leveraging its owned and licensed image content offering, and the production and acquisition of new in-demand image content to be made available to both direct and distribution customers. Additionally, the Company is in discussions with several potential acquisition targets that, if successful, could result in an enhanced market position and incremental cash flow from operations. However, there can be no assurance that these efforts will be successful.

The Company continues to incur operating expenses to enhance its market position and expand its product offering by producing or acquiring newer, in-demand image content to its customers. The Company may have to seek additional funding sooner than expected. There can be no assurance that sufficient additional capital needed to sustain operations will be obtained by the Company or that the Company’s operations will become profitable.

[2] Principles of consolidation:

The consolidated financial statements include the accounts of the Company and its subsidiaries, including the accounts of SuperStock and Ingram from their acquisition date during February 2004 and October 2005. The minority interest in the consolidated balance sheets at December 31, 2005 and 2004 represents the interest of the holders of preferred shares of SuperStock, which are exchangeable into common shares of a21, Inc. The minority interest was valued at the market value of the a21, Inc. common shares at the acquisition date as if exchanged. All significant intercompany balances and transactions have been eliminated.

[3] Revenue recognition:

Revenue is recognized when the following criteria are met: evidence of an arrangement exists, the price is fixed or determinable, collectibility is reasonably assured and delivery has occurred or services have been rendered. Revenue is recorded at invoiced amounts except in the case of licensing rights through distributors, where revenue is recorded at the Company’s share of invoiced amounts. Distributors typically earn and retain a percentage of the license fee according to their contract, and the Company records the remaining license fee as revenue. The Company also sells subscriptions to certain images for terms ranging from one to twelve months. Revenue from subscriptions is recognized over the respective term of the subscription.

[4] Cost of revenue:

Cost of revenue reflects royalties on revenue generated from images licensed by the Company under contracts with photographers. Royalties are expensed in the period that they are incurred. Cost of revenue excludes of amortization of revenue generating assets.

[5] Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. The recoverability of the carrying values of long-lived assets represents sensitive estimates subject to change.

[6] Fair value of financial instruments:

The Company’s financial instruments consist primarily of cash and cash equivalents, accounts receivable, accounts payable, accrued expenses, and short-term debt, which approximate fair value because of their short maturities. The carrying amount of long-term debt approximates fair value due to the market rate of interest incurred by the Company. The fair value of the Company’s notes payable to stockholders and an affiliated company are not reasonably determinable based on the related party nature of the transactions.

[7] Cash and cash equivalents:

The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. At December 31, 2005 and 2004, the Company had no investments with maturities greater than three months. The Company is required to maintain a security deposit in accordance with its lease agreement for the SuperStock facility (see Note O). In November 2005, the Company replaced the collateral for the letter of credit with CDs (see Note O). Cash as of December 31, 2005 excludes the certificate of deposits funded and pledged by stockholders to secure a letter of credit in the amount of $690,000. Cash as of December 31, 2004 excludes the Company’s funds pledged by the Company to secure a letter of credit in the amount of $600,000.

[8] Accounts Receivable:

Accounts receivable are trade receivables, net of allowances for doubtful accounts. The Company estimates its allowance for doubtful accounts based on historical loss ratios, existing economic conditions, and specific account analysis of high-risk accounts. Concentration of credit risk is limited due to the dispersion of customers. No single customer represents more than 10% of the total accounts receivable. The recorded allowance for doubtful accounts was $57,000 and $50,000 at December 31, 2005 and 2004, respectively.

[9] Inventory:

Inventories are valued at the lower of cost or market. The costs of compact disk products produced for resale are determined on the first-in, first-out (FIFO) basis. Physical counts of inventories are taken at least annually. The requirements for any provisions of estimated losses for obsolete, excess or slow-moving inventories are reviewed periodically. All inventories are categorized as finished goods.

[10] Deferred Rent Receivable

On September 17, 2004, the Company entered into an agreement to sublease a significant portion of its facility for a term of six years with an option to renew for an additional two year term. SFAS 13, “Accounting for Leases”, requires rental income from an operating lease be recognized on a straight-line basis over the non-cancelable lease term.  Accordingly, the Company recognizes total contractual minimum lease payments, including scheduled rent increases, as rental income evenly over the lease term.  Accrued revenues from contractually scheduled rent increases in excess of amounts currently due are reported as a long-term receivable.  The Company monitors this asset for collection risk and will establish reserves for any amounts deemed not collectible.  However, amounts collected in future periods may vary from the Company’s expectations.

[11] Defined Contribution Employee Benefit Plan

The Company maintains a defined contribution retirement plan pursuant to Section 401(k) of the Internal Revenue Code (the Plan), in which U.S. employees at least 21 years of age may participate after completing six months of service.  Eligible employees may contribute up to a certain percentage of their annual compensation to the Plan, subject to the annual IRS limitations.  The Plan allows the Company to make discretionary contributions.  There were no such discretionary contributions made in 2005 or 2004.

[12] Foreign Currency:

The Company translates assets and liabilities of foreign subsidiaries, whose functional currency is the local currency, at exchange rates in effect as of the balance sheet date. The Company translates revenue and expenses at the monthly average rates of exchange prevailing during the year. The Company includes the adjustment resulting from translating the financial statements of such foreign subsidiaries in accumulated other comprehensive income, which is reflected as a separate component of stockholders’ equity. Gains and losses which are denominated in currency other than a subsidiary’s local currency and remeasured in the subsidiary’s local currency are recognized in the consolidated statement of operations.

[13] Land and building and property and equipment and depreciation:

Land and building were sold and leased back in a transaction accounted for as a financing transaction. The building is being depreciated over the twenty-year term of the related lease. The gross recorded land and building was $7.8 million and $7.5 million at December 31, 2005 and 2004, respectively. Related depreciation expense was $407,000 and 208,000 for 2005 and 2004, respectively. The related recorded accumulated depreciation was $615,000 and $208,000 at December 31, 2005 and 2004, respectively. Included in land and building is leasehold improvements of $250,000 at December 31, 2005, which is being depreciated over the shorter of the term of the respective lease or the life of the asset.

Property and equipment consisting of furniture, fixtures and equipment, photography and computer equipment, and software are recorded at cost. Expenditures for major additions and betterments are capitalized. Maintenance and repairs are charged to operations as incurred. Depreciation of property and equipment is computed by the straight-line method over the assets’ estimated lives of furniture, fixtures and equipment being 7 years, photography and computer equipment ranging from 5 to 7 years, and software ranging from 3 to 4 years. Upon sale or retirement of property and equipment, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is reflected in operations (see Note D).

[14] Photo collection and contracts with photographers (see Note G):

In connection with the acquisition of SuperStock, a share of the purchase value was allocated to the photo collection and contracts with photographers. Expenditures for additions and betterments to the photo collection are capitalized. The photo collection is categorized by type of imagery (fine art, vintage and contemporary). Depreciation of the photo collection is computed by the straight-line method over the assets’ estimated lives of forty years for fine art and vintage images and four years for contemporary images. Upon sale or retirement of any portion of the collection, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is reflected in operations.

The contracts with photographers have an average life of five years and are automatically renewable. Amortization of the photographer’s contracts is based on projected revenues expected to be generated over the estimated ten year life of the underlying images.

[15] Goodwill and intangible assets:

The Company tests the goodwill balance for impairment annually and between annual tests in certain circumstances. The Company’s goodwill impairment testing is a two-step process with Step I - being a test for potential impairment by comparing the fair value of reporting unit with its carrying amount. If fair value of reporting unit is greater than its carrying amount (including recorded goodwill), then no impairment exists indicating no need to perform Step II. If the reporting unit carrying amount (including recorded goodwill) is greater than its fair value, then the Company must complete Step II to measure the amount of impairment, if any. The Company estimated the implied fair value based on a market capitalization value model and evaluated the implied fair value of the enterprise as a single reporting unit. The Company’s impairment test of October 1, 2005 concluded that no impairment of goodwill exists. As circumstances change, it is reasonably possible that future goodwill impairment tests could result in a loss from impairment of goodwill, which would be included in the determination of net income/ (loss). Intangible assets with definite lives are amortized over their estimated useful life and reviewed for impairment in accordance with SFAS 144. (See Note F)

[16] Long-lived assets:

The Company evaluates its long-lived assets in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” pursuant to which an impairment loss is recognized if the carrying amount of a long-lived asset is not recoverable and exceeds its fair value. A long-lived asset is tested for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. The Company has concluded that reported amounts as of December 31, 2005 are recoverable as the expected future undiscounted cash flows exceed the carrying value. The Company’s consideration of SFAS 144 involves significant assumptions and estimates based on management’s best judgments of current and future circumstances, including currently enacted tax laws, the future weighted-average cost of capital, and our future financial performance.

[17] Other (expense) income:

($in thousands)	December 31, 2005

Currency transaction loss	$(144)
Loss on extinguishment of debt	(371)
Other	10
$(505)

[18] Income taxes:

The Company recognizes deferred tax assets and liabilities for both the expected impact of differences between the financial statements and tax bases of assets and liabilities, and for the expected future tax benefit to be derived from offsetting the net operating loss against loss and tax credit carryforwards against taxable income, if any. The Company establishes a valuation allowance to reflect the likelihood of realization of deferred tax assets. Deferred tax assets are reduced, if necessary, by a valuation allowance if it is more likely than not that some portion or all of the deferred tax assets will not be realized. The difference in basis of the investment in foreign subsidiary relates to goodwill which is a permanent difference, and therefore, no deferred tax is recognized.

[19] Net loss attributable to common stockholders per share:

The Company calculates net loss attributable to common stockholders per share in accordance with the provisions of SFAS No. 128, “Earnings Per Share.” SFAS No. 128 requires a dual presentation of “basic” and “diluted” income (loss) per share on the face of the consolidated statements of operations. Basic income (loss) per share is computed by dividing the net loss attributable to common stockholders by the weighted average number of shares of common stock outstanding during each period. Diluted loss per share includes the effect, if any, from the potential exercise or conversion of securities, such as stock options and warrants, which would result in the issuance of incremental shares of common stock.

For the years ended December 31, 2005 and 2004, the basic and diluted net loss per share is the same since the effect from the potential exercise of 16,028,590 and 33,407,590 outstanding stock options and warrants as of December 31, 2005 and 2004, respectively, which would have been antidilutive. 5,000,151 shares of common stock issuable upon the conversion of the SuperStock Seller Preferred have also been excluded for the years ended December 31, 2005 and 2004, and common stock issuable upon the conversion of the convertible subordinated notes for the year ended 2004. In addition, 2,896,000 shares of common stock are issuable upon the conversion of the Company’s 14,480 preferred stock shares issued to the stockholders of Ingram Publishing Limited as part of the acquisition price (see Note C) have been excluded for the year ended December 31, 2005.

[20] Reclassifications:

Certain reclassifications have been made to the prior year financial statements to conform to current year presentation.

[21] Other Accumulated Comprehensive Income (Loss):

Other accumulated comprehensive income (loss) consists of net loss and net unrealized foreign currency translation adjustments and is presented in the consolidated statement of stockholders’ equity (capital deficiency) and comprehensive (loss) income.

[22] Stock-based compensation:

The Company applies the intrinsic value provisions of Accounting Principles Board (APB) Opinion No. 25, “Accounting for Stock Issued to Employees” and related interpretations in accounting for employee stock-based compensation. The Company does not recognize compensation expense when issuing stock options as the Company does not issue stock options with exercise prices less than the market price of its common stock on the date of the issuance. The only compensation expense recognized by the Company in relation to stock options is with respect to certain variable options. Effective January 1, 2006, the Company will adopt SFAS No. 123(R), “Share-Based Payment,” which eliminates the Company’s ability to account for employee stock options using the intrinsic value provisions of APB Opinion No. 25 and generally requires instead that the Company expense them using a fair-value-based method. See discussion of this statement under “Recently issued accounting pronouncements” below. SFAS No. 123, “Accounting for Stock-based Compensation,” as amended by SFAS No. 148, requires the disclosure of pro forma information as if we had adopted the fair-value method of accounting for employee stock-based compensation. Under this method, compensation cost is measured on all awards based on the fair value of the awards at the grant date. The pro forma effect on the Company’s net loss and loss per share of applying the fair-value method of accounting would have been as follows:

$in thousands, except per share amounts	Year Ended December 31,
	2005	2004
Net loss attributed to common stockholders	$(4,993)	$(2,491)
Add: Stock-based employee compensation included in net loss	427	—
Less: Stock-based employee compensation using the fair value method	(1)	(11)
Pro forma net loss	$(4,567)	$(2,502)
Loss per share - basic and diluted
As reported	$(0.10)	$(0.07)
Pro forma	$(0.10)	$(0.07)

The fair value of each option is measured at the grant date using the Black-Scholes option-pricing model with the following weighted average assumptions used for stock options granted during the years ended December 31, 2005: no annual dividends; expected volatility of 90%; risk free interest rate of 3.25%, and expected life of five years, and 2004: no annual dividends; expected volatility of 80%; risk free interest rate of 3.01%, and expected life of five years.

Compensation expense of $138,500 was recorded in the consolidated statements of operations for the year ended December 31, 2005, pursuant to variable accounting for certain options. The fair value of the Company’s stock was less than the exercise price of these options on December 31, 2004 and 2003 and, accordingly, there was no related compensation expense for the year ended December 31, 2004.

[23] Advertising

Advertising expenses of $821,000 and $626,000 were expensed for the years ended December 31, 2005 and 2004, respectively. Advertising costs are charged to expense as incurred.

[24] Recently issued accounting pronouncements:

In December 2004, FASB issued SFAS 123R, “Share-Based Payment.” SFAS 123R established standards for the accounting for transactions in which an entity exchanges it equity instruments for goods or services. It also addressed transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity’s equity instruments or that may be settled by the issuance of those equity instruments. SFAS 123R requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). That cost will be recognized over the period during which an employee is required to provide service in exchange for the award.

SFAS 123R is effective as of the beginning of the first fiscal year beginning after June 15, 2005. The Company will adopt SFAS 123R using the modified prospective transition method, which means that prior period financial statements will not be restated. SFAS 123R applies to all awards granted after January 1, 2006, and to awards modified, repurchased or cancelled after that date. Compensation cost will be recognized on or after the required effective date for the portion of outstanding awards, for which the requisite service has not yet been rendered, based on the grant-date fair value of those awards calculated under Statement No. 123 for either recognition or pro forma disclosures. The impact of our equity compensation plan on our consolidated statement of operations may vary depending on the number of stock options granted and the future price of our common stock. The impact of SFAS 123R will not have any impact on the Company’s cash flows or liquidity.

In May 2005, the FASB issued SFAS 154, “Accounting Changes and Error Corrections” (“SFAS 154”). SFAS 154 replaces APB Opinion No. 20, “Accounting Changes”, and Statement No. 3, “Reporting Accounting Changes in Interim Financial Statements.” SFAS 154 requires that a voluntary change in accounting principle be applied retrospectively with all prior period financial statements presented on the new accounting principle. SFAS 154 also requires that a change in method of depreciating or amortizing a long-lived nonfinancial asset be accounted for prospectively as a change in estimate, and correction of errors in previously issued financial statements should be termed a restatement. SFAS 154 is effective for accounting changes and correction of errors made in fiscal years beginning after December 15, 2005. The implementation of SFAS 154 is not expected to have a material impact on the Company’s consolidated financial statements.

NOTE C - ACQUISITIONS

ACQUISITION OF SUPERSTOCK

In February 2004, the Company completed the acquisition of all of the voting common stock, representing 83% of the outstanding equity, of SuperStock, a licensor of stock images to the advertising, media and publishing industries. SuperStock’s primary assets included a collection of images that it either owns or licenses from third parties, an approximately 73,000 square foot facility in Jacksonville, Florida (which the Company, through its SuperStock subsidiary, sold and leased back from the buyer), receivables from its customers and cash.

In consideration for the sale and purchase of the common stock of SuperStock, the sellers received 1,666,717 shares of non-voting participating preferred stock (the “Seller Preferred”) of SuperStock which is exchangeable into 5,000,151 shares of the Company’s common stock, $2.6 million in cash and a 14 month secured note in the amount of $1.6 million that initially pays an interest rate of LIBOR plus 1.9% per annum. In addition, the Company granted warrants to the sellers to purchase 160,000 shares of our common stock at $0.56 per share and issued to the sellers and their advisors 573,589 shares of our common stock for $150,000 consideration. Final adjustments were made to the purchase price upon finalization of SuperStock’s closing balance sheet pursuant to which the Company agreed to pay $100,000, to Sellers, in three installments. The first installment was paid upon the signing of the final agreement, the second installment was due and paid in March 2006 and the third installment is due in March 2007. The deferred payments due March 2006 and March 2007 are in the form of a promissory note, bearing interest at the rate of five percent per annum commencing on March 2005 until paid in full.

As part of the original purchase agreement, the sellers may also receive up to $1.5 million should SuperStock achieve certain revenue milestones during the four year period after closing. The amount due for the first year (March 1, 2004 through February 28, 2005) was $201,000, and was accrued as a cost of the acquisition. The estimated amount due for the second year (March 1, 2005 through February 28, 2006), as of December 31, 2005 was $156,000 and has been accrued.

In addition, the Company repaid a $1.7 million credit facility of SuperStock and paid down $500,000 of a note secured by a first mortgage on the SuperStock Facility. This reduced the principal balance on the note secured by a first mortgage to $4.0 million at an interest rate of LIBOR plus 1.9% payable monthly plus principal (“First Mortgage”).

The aggregate purchase price was approximately $7.5 million. The following summarizes the fair values of the assets acquired and liabilities assumed at the date of acquisition, which have been adjusted from the preliminary amounts previously reported to reflect the Company’s final purchase price allocation. Goodwill recorded from this transaction is not tax deductible.

($in thousands)
Current assets	$2,473
Land and building	7,572
Photo collection	2,607
Property and equipment	469
Goodwill	1,350
Contracts with photographers	1,304
Other intangible assets	116
Other long-term assets	342
Note payable to bank - current	(4,554)
Other current liabilities	(3,171)
Deferred income taxes	(1,031)
$7,477

ACQUISITION OF INGRAM PUBLISHING LIMITED

In October 2005, the Company’s UK-based SuperStock Limited subsidiary completed the acquisition of all of the outstanding stock of Ingram Publishing Limited (“Ingram”) from its stockholders. Ingram is a UK-based provider of subscription, CD-ROM and individual royalty-free images as well as vector graphics and fonts, vehicle online templates, and print price guides for the worldwide graphics design, printing, sign making, advertising and publishing communities. Ingram’s primary assets include approximately 100,000 images that it licenses from third parties, receivables from its customers and cash. The Company acquired Ingram in order to obtain more image content, certain key market channels, and license arrangements with photographers.

In consideration for the outstanding stock of Ingram, the stockholders received cash of $965,000, 14,480 shares of the Company’s preferred shares valued at $1.3 million which is convertible into 2,896,000 shares of the Company’s common stock at a minimum price of $0.50 per share, and 3,620,000 shares of the Company’s common stock valued at $977,000 based on the date the acquisition was announced (see Note N). The Company paid off an existing debt of $1.5 million, and incurred related transaction costs of $530,000. In addition, the Company has recorded a liability due to the sellers of Ingram for $111,000 based upon a purchase adjustment according to the terms of the purchase agreement. Ingram had no other material liabilities at closing other than ordinary course operating current liabilities of $602,000. The amount of consideration was determined by an arms length negotiation. The Preferred Stock was converted into the Company’s common stock during March 2006 (see Note P).

The aggregate purchase price was approximately $3.9 million. The following summarizes the fair values of the assets acquired and liabilities assumed at the date of acquisition, which have been adjusted from the preliminary amounts previously reported to reflect the Company’s final purchase price allocation.

($in thousands)
Current assets	$714
Other assets	82
License agreements	2,440
Noncompete agreement	790
Customer relationships	420
Distribution agreements	270
Trademark	220
Goodwill	1,072
Current liabilities	(602)
Long term debt	(1,548)
$3,858

PROFORMA EFFECT OF ACQUISITIONS

The results of operations of SuperStock and Ingram have been included in the consolidated financial statements of the Company since February 29, 2004 and October 12, 2005, respectively.

The unaudited proforma information below presents the results of operations as if the acquisitions of SuperStock and Ingram had occurred on the first day of the years presented. The unaudited proforma information is presented for informational purposes only and is not intended to represent or be indicative of the results of operations of the combined companies had these events occurred at the beginning of the year presented nor is it indicative of future results:

($in thousands, except per share amounts)	Year Ended December 31,
	2005	2004
Total revenue	$11,906	$12,059
Net loss	$(5,167)	$(2,480)
Net loss per share attriubuted to common stockholders, basic and diluted	$(0.11)	$(0.06)
Proforma weighted average number of common shares outstanding, basic and diluted	50,539,860	38,651,876

NOTE D - PROPERTY AND EQUIPMENT

Property and equipment is summarized as follows:

($in thousands)	December 31,
	2005	2004
Furniture, fixtures and equipment	$375	$412
Photo/Computer equipment	430	407
Software	147	138
Less: Accumulated depreciation	(503)	(410)
Total property and equipment, net	$449	$547

Depreciation expense for property and equipment in the amount of $237,000 for the year ended December 31, 2005, is included in expenses in the consolidated statements of operations.

Depreciation and amortization in the amount of $1.1 million is included in expenses for 2004, in the consolidated statements of operations and include depreciation and amortization for land and building, the photo collection and the contracts with photographers.

NOTE E - LONG-TERM NOTES RECEIVABLE

In 2003, SuperStock sold its operations in Chile to a third party and accepted a note receivable from the seller for $80,000. The timing and amount of the payments against this note were determined to be insufficient to support the note’s book value. Using present value analysis, the value of the note at December 31, 2004 was calculated to be $18,000; the Company wrote the note receivable down by $49,000 at the end of 2004 to reflect this value. The balance at December 31, 2005 was $15,000.

NOTE F - GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill of $2.3 million at December 31, 2005 is comprised of $1.2 million of goodwill associated with the acquisition of SuperStock, Inc. (and $1.0 million at December 31, 2004) and $1.1 million of goodwill associated with the acquisition of Ingram Publishing Limited, as described below.

Goodwill of $1.2 million represents the excess of the purchase price over the fair value of tangible and identifiable intangible assets associated with the acquisition of SuperStock (see Note C). Goodwill was reduced by $301,000 during 2004 to reflect the utilization of SuperStock’s net operating loss carryforward to offset taxable income related to the sale of the land and building. Goodwill has been increased by $156,000 during 2005 to reflect the additional purchase price payable to the SuperStock Sellers as described in Note C above.

Goodwill of $1.1 million represents the excess of the purchase price over the fair value of tangible and identifiable intangible assets associated with the acquisition of Ingram (See Note C).

($in thousands)
Goodwill at December 31, 2004	$1,049
SuperStock earnout	156
Ingram acquisition	1,072
Cumulative foreign currency
translation of Ingram goodwill	(14)
Goodwill at December 31, 2005	$2,263

Identifiable intangible assets, net of amortization at December 31, 2005 are as follows:

($in thousands)	Cost	Accumulated amortization	Foreign currency translation	Net	Average Useful Life in months

SuperStock non-compete covenants	$116	$(53)	$—	$63	48
Ingram license agreements	2,440	(122)	(22)	2,296	60
Ingram non-compete agreements	790	(66)	(11)	713	36
Ingram customer relationships	420	(35)	(6)	379	36
Ingram distribution agreements	270	(22)	(5)	243	36
Ingram trademark	220	(28)	(4)	188	24
Intangible assets	$4,256	$(374)	$(48)	$3,882

Amortization expense during 2005 totaled $302,000. Approximate annual amortization expense is as follows for each of the following years after December 31, 2005: 2006: $1.1 million, 2007: $1.1 million, 2008: $841,000, 2009: $488,000, and 2010: $345,000.

($in thousands)
Intangible assets, net at December 31, 2004	$92
Ingram acquisition	4,140
Cumulative foreign currency translation of Ingram intangible assets	(48)
Amortization expense	(302)
Intangible assets, net at December 31, 2005	$3,882

NOTE G - PHOTO COLLECTION AND CONTRACTS WITH PHOTOGRAPHERS (see Note B[14])

The photo collection as of December 31, 2005 and 2004 was $2.6 million. The book value of the photo collection, net of accumulated amortization was $1.7 million and $2.2 million at December 31, 2005 and 2004, respectively. Amortization expense was $491,000 and $409,000 for 2005 and 2004, respectively. Approximate annual amortization expense is as follows for each of the following years after December 31, 2005: 2006:$492,000, 2007:$491,000, 2008:$115,000, 2009:$18,000, and 2010:$18,000.

Contracts with photographers as of December 31, 2005 and 2004 was $1.3 million. The book value of contracts with photographers, net of accumulated amortization was $929,000 and $1.1 million as of December 31, 2005 and 2004, respectively. Amortization expense was $205,000 and $171,000 for 2005 and 2004, respectively. Approximate annual amortization expense is as follows for each of the following years after December 31, 2005: 2006:$210,000, 2007:$208,000, 2008:$169,000, 2009:$124,000, and 2010:$61,000.

NOTE H - MINORITY INTEREST

As part of the transaction to acquire all of the voting common stock, representing 83% of the outstanding equity of SuperStock, in consideration for the sale and purchase of such shares, the sellers received 1,666,717 shares of non-voting participating preferred stock of SuperStock, which is exchangeable for 5,000,151 shares of the Company’s common stock. The preferred stock has no voting rights, pays no dividend, and, except for exchange rights into common stock, it has no other special rights except liquidation. In liquidation, it is senior to the common stock of SuperStock and has distribution rights to the greater of $4.25 million or 17% of the total liquidation distributions after creditors.

The minority interest is valued as if it was exchanged into the Company’s common stock at the closing price on the day of the acquisition.

NOTE I - OPERATING SEGMENTS AND GEOGRAPHIC INFORMATION

The Company has operated domestically and internationally, since February 29, 2004. The Company’s revenue is generated through a diverse customer base, and there is no reliance on a single customer or small group of customers; no customer represented 10% or more of the Company’s total revenue in the periods presented. The following table presents information about the Company’s domestic and international activity, as of December 31, 2005 and 2004 and for the years then ended.
	($ in thousands)
December 31, 2005	Domestic	International	UK	Total
Revenue	$7,937	$143	$1,483	$9,563
Segment operating loss	(2,085)	17	(543)	(2,611)
Segment total assets	14,565	18	5,931	20,514
Segment long-lived assets	11,435	—	4,956	16,391

	($ in thousands)
December 31, 2004	Domestic	International	Total
Revenue	$6,456	$1,019	$7,475
Segment operating loss	(1,702)	(120)	(1,822)
Segment assets	15,169	385	15,554

Domestic segment information for 2005 and 2004, respectively, includes $1.8 million and $1.5 million of revenue and $398,000 and $392,000 of accounts receivables attributable to foreign agents utilized by a domestic subsidiary. International segment information reflects the operation of foreign subsidiaries. Those amounts are not based on the geographic origin of customers which is not readily determinable.

	($ in thousands)
December 31, 2005	Corporate	SuperStock	ArtSelect	Total
Revenue	$—	$9,563	$—	$9,563
Segment operating loss	(1,433)	(1,178)	—	(2,611)
Segment total assets	85	20,429	—	20,514
Segment long-lived assets	1	16,390	—	16,391

	($ in thousands)
December 31, 2004	Corporate	SuperStock	ArtSelect	Total
Revenue	$—	$7,475	$—	$7,475
Segment operating loss	(995)	(827)	—	(1,822)
Segment total assets	37	15,517	—	15,554

As a result of our significant ArtSelect acquisition which closed on May 15, 2006, management views and manages the business differently with respect to our reportable segments. Therefore, we have redefined our reporting segments. The foregoing table presents the recast information about our new segment reporting, as of December 31, 2005 and 2004 and for the years then ended.

NOTE J - DEBT FINANCINGS

[1] Convertible Subordinated Notes Payable - Related Party:

In February 2004, the Company received $1.3 million in connection with the issuance of two-year convertible subordinated notes (“Notes”) (due February 29, 2006) which accrued interest at 12% for the first six months, 13.5% for the next twelve months, and 15% for the last six months and were convertible into the Company’s common stock along with 937,500 callable warrants exercisable at prices between $0.45 and $1.35 per share. The Notes were convertible at a price based on a 30% discount to a twenty day average market price of the Company’s common stock, subject to a ceiling of $2.00 and, beginning in the thirteenth month after the closing of the acquisition of SuperStock, a floor of $0.90.

The Company allocated the proceeds received to the principal amount of the Notes and the warrants based upon the relative fair value method. The fair value of the warrants was determined using a Black Scholes pricing model. Of the proceeds, $145,000 was allocated to the warrants and was recorded as debt discount and additional paid-in capital and $1.1 million was allocated to the Notes. Based on the market value of the common shares issuable upon conversion, as compared to the proceeds allocated to the notes, further debt discount and additional paid-in capital of $1.1 million was recorded for the beneficial conversion feature. The aggregate discount was being amortized over the two-year term of the note and the carrying amount is presented net of the unamortized discount. In February 2005, the Company repaid the notes and accrued interest (see item [3] below).

[2] Notes Payable, unsecured:

On February 29, 2004, the Company received $1.1 million in connection with the issuance of unsecured notes payable(the “Original Notes”), which accrued interest at 12% for up to twelve months along with 630,000 callable warrants at $0.45 per share (the “Original Warrants”). In addition, the Company issued 63,000 warrants exercisable at $0.45 per share to an investment-banking firm in connection with the placement of the Original Note. The Original Notes matured on August 29, 2004, but provided for an automatic extension, if not paid, of six months with monthly extensions thereafter. The fair value of the warrants, which amounted to $245,000, was determined using a Black Scholes pricing model and was recorded as debt discount and additional paid-in capital. Since the notes were still outstanding as of August 29, 2004, the number of shares subject to warrants was increased by 50% (315,000 callable warrants) at $0.45 per share. The fair value of the warrants issued for the six-month extension, which amounted to $31,000, was determined using a Black Scholes pricing model and was recorded as debt discount and additional paid-in capital. The discount was amortized over the six-month term of the promissory notes and the carrying amount is presented net of the unamortized discount at December 31, 2004.

For every month after February 29, 2005 until the Original Notes were amended, the Original Note holders were entitled to receive bonus warrants (“Bonus Warrants”) to purchase an additional 105,000 shares of the Company’s common stock at $0.45 per share (equivalent to one-ninth of the then total shares underlying the Original Warrants). During the four months ended May 2005, a total of 420,000 Bonus Warrants were issued. The fair value of the 420,000 bonus warrants, which amounted to $18,000, was determined using a Black Scholes pricing model and recorded as interest expense and additional paid-in capital. Upon the amendment and restatement of the Original Notes and issuing Restated Warrants, (as defined below), the holders surrendered their Original Notes and Original Warrants and all monthly Bonus Warrants.

On June 24, 2005, the Company amended and restated the Original Notes (the “Restated Notes”). The aggregate amount outstanding under the Restated Notes is $1.1 million. The Restated Notes mature on July 15, 2006 (the “Maturity Date”) and bear interest due quarterly commencing on September 30, 2005 at a rate of 12% per annum, which increases to 18% per annum after the Maturity Date. The initial interest payment was due September 30, 2005 and included interest accrued from the February 29, 2004 date of issuance of $200,000. The Restated Notes include customary events of default, including the Company’s failure to pay any principal or interest when due, the Company’s insolvency or bankruptcy, or sale of substantially all of the Company’s assets. Upon the occurrence of an event of default, Restated Notes become due and payable at the written demand of the holder thereof.

In connection with the issuance of the Restated Notes, the note holders received amended and restated warrants that expire February 28, 2009 (the “Restated Warrants”). An aggregate of 945,000 shares of the Company’s common stock (the “Restated Warrant Shares”) may be purchased with the Restated Warrants at $0.225 per share (subject to adjustment from time to time), 630,000 of which shares were previously registered under the Securities Act pursuant to the Company’s registration statement on Form SB-2 (333-117929). Upon any prepayment of the Restated Notes, a pro rata portion of the Restated Warrants will be cancelled. The aggregate number of Restated Warrant Shares shall not increase unless the Restated Notes remain outstanding after the Maturity Date, in which case bonus warrants will be issued each month to the holders of the Restated Warrants to purchase an aggregate of 39,375 of the Restated Warrant Shares until the Restated Notes are repaid in full. The exercise price of these bonus warrants shall be the lower of $0.225 per share or 50% of the average closing price of the Company’s common stock for the twenty trading days prior to and including July 15, 2006.

[3] Senior Secured Notes Payable - Related party

On February 22, 2005, the Company consummated a $2.3 million financing transaction in the form of two-year interest only senior (non-convertible) secured notes and retired $1.3 million of its two-year convertible subordinated notes issued in conjunction with the Company’s acquisition of SuperStock in February 2004. The investors in the transaction were existing stockholders of the Company and were also holders of the Subordinated Notes (as defined below). In the transaction, SuperStock issued new 12% senior secured notes due in February 2007 in the principal amount of $2.3 million (the “Senior Notes”) and retired all of its outstanding 13% convertible subordinated notes due February 28, 2006 (the “Subordinated Notes”).

The Senior Notes may be prepaid without penalty at any time. They also have a provision which adds 4% of the original principal amount per year to their principal balance payable at maturity. For the year ended December 31, 2005, the principal balance has been increased by $77,000 based on this provision. In connection with the issuance of the Senior Notes, SuperStock entered into a security agreement, dated as of February 22, 2005 (the “Security Agreement”), pursuant to which it granted a first priority security interest in substantially all of the Company’s current and future assets.

Five year warrants to purchase 937,500 shares of the Company’s common stock originally issued to the holders of the Subordinated Notes were amended and restated whereby, inclusive of the right to purchase an additional 125,000 shares of the Company’s common stock, the holders of the Senior Notes received two year warrants to purchase an aggregate of 500,000 shares of the Company’s common stock at $0.225 per share and an aggregate of 562,500 shares of common stock at $0.45 per share (together, the “Warrants”). During the year ended December 31, 2005, the Company recorded an additional debt discount of $10,000 for the excess of the fair value of the warrants to purchase 1,062,500 shares of the Company’s common stock on the date of issuance over the fair value of the warrants to purchase 937,500 shares of common stock calculated at the time of amendment (reflecting the remaining term and the stock price on that date). Pursuant to the provisions of Emerging Issues Task Force No. 00-19, “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, A Company’s Own Stock” (“EITF 00-19”), the Company recorded the value of the Warrants as a current liability, with subsequent changes in fair value to be reflected in the consolidated statement of operations. The classification of the warrants was determined based upon the terms of the warrants relative to registration rights and because the terms did not include a liquidating damages provision. The warrants were valued at $14,000 at the time of initial classification. As of December 31, 2005, the warrants were valued at $187,000, and the increase in valuation of $173,000 was recorded as non-operating warrant expense during 2005.

In September 2005, the Company issued 8,000,000 additional shares of common stock to accredited investors (see Note N[2]). Per an anti-dilution provision of the Warrants, this issuance of common stock resulted in an amendment of the exercise price of the warrants. The two year warrants to purchase an aggregate of 500,000 shares of the Company’s common stock were amended to have an exercise price of $0.188 per share (originally $0.225 per share) and an aggregate of 562,500 shares of common stock to have an exercise price of $0.377 per share (originally $0.45 per share). In accordance with this amendment, the Company recorded an additional debt discount of $7,000 (reflecting the remaining term and the stock price on that date). The debt discount is being amortized as interest expense over the term of the Senior Notes.

In connection with the transaction, the Company paid the $1.3 million of Subordinated Notes as of February 22, 2005 which had a carrying amount of $666,000, net of debt discount of $634,000. In connection with repaying the Subordinated Notes, SuperStock also terminated the Exchange Agreements which it had entered with the holders of the Subordinated Notes and setting forth the terms pursuant to which the Subordinated Notes could have been converted into shares of the Company’s common stock. The Company reduced additional paid-in capital by $263,000, representing the intrinsic value of the beneficial conversion feature when the debt was repaid and recognized a loss on extinguishment of debt of $371,000, for the difference between the intrinsic value and the unamortized debt discount at the time of extinguishment.

NOTE K - RELATED PARTY TRANSACTIONS

During the year ended December 31, 2004, the Company repaid $93,000 of notes payable and accrued interest to individual board members or entities affiliated with them. The Company also paid $63,000 for consulting fees to an entity affiliated with the Chairman and Chief Executive Officer. During the year ended December 31, 2004, the Company issued 2,083,455 options exercisable at $0.30 per share to its Chairman and President in consideration for past compensation.

NOTE L - LOAN PAYABLE ON BUILDING

On June 30, 2004, the Company completed the sale and leaseback of the land and an approximately 73,000 square foot building in which the Company’s headquarters are located in Jacksonville , Florida. The facility was sold for $7.7 million and resulted in net proceeds of $7.5 million, of which $4.0 million was used to repay a bank note that was secured by a first mortgage on the facility and $1.6 million was used to repay other indebtedness to the selling stockholders of SuperStock. The building was leased back for a term of twenty years. The lease provides the Company with two five-year renewal options at specified payments.

Based on the terms of the leasing arrangement, the transaction does not qualify for sale recognition and has been accounted for as a financing transaction pursuant to SFAS No. 98, “Accounting for Leases”. Accordingly, the accompanying financial statements reflect the net proceeds from the sale of the land and building as a loan payable with an effective interest rate of 10.1%. The building is included in property and equipment and is being depreciated on a straight-line basis over the twenty-year term of the lease. (see Note O)

The following table summarizes the Company’s annual maturities under the loan payable on building as of December 31, 2005:

Year Ended December 31,
($in thousands)

2006	$17
2007	35
2008	55
2009	80
2010	110
Thereafter	7,158
7,455
Less: Current Portion	(17)
Long Term Portion	$7,438

The current portion of the loan payable is included in other current liabilities.

NOTE M - INCOME TAXES

A reconciliation between the provision for income taxes and the expected tax benefit using the federal statutory rate of 34% for the years ended December 31, 2005 and 2004 is as follows:

($in thousands)	Year Ended December 31,
	2005	2004
Income tax benefit at federal statutory rate	$(1,623)	$(1,095)
State income tax benefit, net of effect on federal taxes	(173)	(170)
Permanent differences and other	265	304
Increase in valuation allowance	1,636	232
Income tax expense (benefit)	$105	$(729)

The Company’s deferred tax assets and liabilities relate to the following temporary differences between financial accounting and tax bases at December 31, 2005 and 2004:

($in thousands)	December 31,
	2005	2004
Deferred tax assets:
Net operating loss carryforwards	$3,627	$2,556
Foreign tax credits (1)	443	400
Alternative minimum tax credit (1)	28	28
Accounts receivable (1)	19	20
Deferred compensation	173	19
Capital lease	189	51
Total deferred tax assets	4,479	3,074

Deferred tax liabilities:
Depreciation on photo collection and other	(630)	(675)
Non compete agreement	(24)	(37)
Photographer contracts	(349)	(522)
Total Deferred tax liabilities	(1,003)	(1,234)

Net deferred tax asset	3,476	1,840
Less: valuation allowance	(3,476)	(1,840)
Net deferred tax asset	$—	$—

(1)  These amounts relate to the acquisition of SuperStock, Inc. in 2004.

The Company has recorded a valuation allowance to state its deferred tax assets at estimated net realizable value due to the uncertainty related to realization of these assets through future taxable income. The increase in the valuation allowance was $1.6 million and the decrease was $161,000 for the years ended December 31, 2005 and 2004, respectively.

At December 31, 2005, the Company had net operating loss, foreign tax credit and alternative minimum tax credit carryforwards for income tax purposes of $9.2 million, $443,000, and $28,000, respectively. The net operating loss and foreign tax credit carryforwards expire in varying amounts through 2025. The Company’s ability to benefit from these carryforwards is limited under certain provisions of the Internal Revenue Code. At December 31, 2005, the Company had foreign net operating loss carryforwards for income tax purposes of $684,000 that have no expiration date.

In 2004, the Company reduced its valuation allowance by $301,000 with a corresponding reduction to Goodwill related to the acquisition of SuperStock (see Note C). These adjustments were made to reflect the utilization of SuperStock’s net operating loss and capital loss carryforwards on the sale of the land and building (see Note L).

The Company recognized $105,000 in income tax expense for 2005, which resulted from the foreign income tax credits, which the Company believes may not be utilized.

NOTE N - STOCKHOLDERS’ EQUITY

[1] Preferred stock:

The Company is authorized to issue 100,000 shares of its $.001 par value preferred stock at face value of $100 per share. The holders of the Company’s preferred stock shall be entitled to the same dividend rights as the holders of the shares of the Company’s common stock and shall share in all dividends declared on common stock as if each share preferred stock was a share of common stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of shares of the Company’s preferred stock shall be entitled to either i) their pro rata share of the assets as if the holder’s preferred shares were converted into common shares or ii) the face value of the holders’ preferred, whichever is greater, but before any payment shall be made to the holders of shares of common stock. Each holder of preferred stock shall have no voting rights and shall not be entitled to notice of meetings of the stockholders, except as otherwise expressly provided by provisions of applicable law.

As discussed in Note C, the Company issued 14,480 shares of the Company’s preferred stock to the stockholders of Ingram as part of the acquisition price. These shares are convertible into shares of the Company’s common stock at a price of the greater of average of the closing price of the Company’s common stock for the 20 trading day period or $0.50 per share. At December 31, 2005, there are 14,480 shares of preferred stock issued and outstanding. At December 31, 2004 there were no shares of preferred stock issued or outstanding.

[2] Common stock:

The Company is authorized to issue 100,000,000 shares of its $.001 par value common stock.

In September 2005, the Company issued 8,000,000 shares of its restricted common stock with piggyback registration rights to accredited investors for cash of $1.2 million.

During May 2005, the Company issued to each of our non-employee directors, based on the number of committees on which each served 510,000 of shares of our restricted common stock and granted to each of these directors 510,000 five-year stock options to purchase the number of shares of the Company’s common stock, which options are exercisable at $0.30 per share and which fully vest by December 1, 2005.

During June 2005, the Company issued a new non-employee director, 95,000 shares of its restricted common stock valued at $19,000 and granted him a five-year stock option to purchase 95,000 shares of common stock, which options are exercisable at $0.30 per share. The pricing of such options was above the market trading value at the time of the grant. The options fully vest by December 1, 2006.

During 2005, the Company issued 2,585,000 shares of its restricted common stock to four of its officers pursuant to the terms of their employment agreements (see Note O).

The total stock grants to directors and officers totaling 3,190,000 shares, valued at fair value per the respective market trading prices at the time of the grants, resulted in unamortized deferred compensation of $115,000 included in the consolidated statements of changes in stockholder’s equity and comprehensive income as of December 31, 2005 and compensation expense of $288,000 for the year ended December 31, 2005.

During 2005, the Company also issued 150,000 fully-vested shares of its restricted common stock to a consultant for investor relations services and 200,000 fully-vested shares of its restricted common stock for finance costs related to the lease deposit arrangement discussed in Note O. These stock grants for consulting services were valued at fair value per the respective market trading prices at the time of the grants, and charged to additional paid in capital for $28,000 and the fair value of the financing cost charged to additional paid in capital was $66,000 during 2005.

In February 2004, the Company received net proceeds of $2.8 million, and $600,000 of liabilities owed by the Company were exchanged, in connection with the issuance of 18,000,000 shares of common stock along with 5,508,000 warrants exercisable at $0.20 per share and 19,828,800 callable warrants exercisable at prices between $0.225 and $1.35 per share. In addition, the Company issued 450,000 shares of common stock to an investment-banking firm in connection with the placement of the equity. The liabilities that were exchanged included $475,000 of notes payable to affiliates and $125,000 of accrued compensation due to the Company’s Chairman and President.

During the year ended December 31, 2004, the Company issued 670,000 shares of its common stock for services in settlement of accrued compensation and compensation expense of $147,000 to officers and consultants.

[3] Stock options and warrants:

Stock options and warrants have been granted to officers, directors and employees based upon employment agreements and other grants at the discretion of the Board of Directors. Warrants have been granted through other financing and investment agreements with certain of the Company’s investors.

The following summarizes the Company’s stock option and warrant activity:

	STOCK OPTIONS		WARRANTS
	SHARES	WEIGHTED AVERAGE EXERCISE PRICE	SHARES	WEIGHTED AVERAGE EXERCISE PRICE
Balance, December 31, 2003	2,614,168	$0.32	1,267,667	$1.02
Granted	2,083,455	$0.30	28,015,890	$0.59
Exercised	—	—	(573,590)	$0.26
Balance, December 31, 2004	4,697,623	$0.31	28,709,967	$0.61
Granted	—	—	1,062,500	$0.29
Exercised	(25,000)	$0.15	(17,114,000)	$0.19
Forfeited/Cancelled	(125,000)	$0.15	(1,177,500)	$0.93
Balance, December 31, 2005	4,547,623	$0.32	11,480,967	$0.47
Exercisable, December 31, 2004	4,685,123	$0.31	28,709,967	$0.61
Exercisable, December 31, 2005	4,547,623	$0.32	11,480,967	$0.47

The table above reflects the 2004 grant of 573,590 warrants to purchase common stock in connection with the acquisition of SuperStock. These warrants were exercised during 2004 at $0.26 per share and provided $150,000 cash to the Company.

The table above also reflects the exercise of 17,114,000 during 2005 described as follows: During October 2005, the Company completed a transaction raising $3.2 million. The transaction involved the sale by Barron Partners L.P. (“Barron”), a significant stockholder of the Company, of outstanding warrants to purchase 21,114,000 shares of the Company’s common stock to ten “accredited investors” also being significant stockholders of the Company, including StarVest Partners, L.P., Ahab Partners, L.P., Ahab International, Ltd., Aslan Capital Management, LLC and CRT Capital Group, LLC. As described below, for a limited period of time, the Company reduced the exercise price of warrants to purchase 17,114,000 shares of the Company’s common stock to $0.185 per share, during which time the investors exercised their warrants and purchased shares of the Company’s common stock, and the Company received the exercise price for each of the shares it issued. This accommodation was granted by the Company in order to facilitate the transaction.

Prior to this transaction, Barron held warrants to purchase the following number of shares of the Company’s common stock at the following exercise prices: 4,590,000 shares at $0.20; 4,590,000 shares at $0.225; 4,590,000 shares at $0.45; 3,672,000 shares at $0.90; and 3,672,000 shares at $1.35. Barron sold these warrants to purchase 21,114,000 shares of the Company’s common stock to the investors for $0.02 per share. Pursuant to a letter agreement dated October 4, 2005 between the Company and the investors, for a two-day period, the Company reduced the exercise price of warrants to purchase, in the aggregate, 17,114,000 shares of the Company’s common stock to $0.185 per share. The investors then exercised these warrants and purchased such shares.

In connection with the transaction, also during October 2005, the Company amended the warrant transferred to CRT Capital Group, LLC to purchase 4,000,000 shares of the Company’s common stock. Pursuant to this warrant, the minimum exercise price is $0.25 per share, which may be adjusted, provided the warrant is exercised upon the earlier to occur of (a) March 31, 2006, and (b) ten (10) days, or twenty (20) days if the shares common stock into which the warrant may be exercised is not then eligible for resale pursuant to a registration statement under the Securities Act of 1933, following written notice by the Company that the five-day volume weighted average price is greater than or equal to forty cents ($0.40).

As a result of the repricing of the warrants to purchase 21,114,000 shares of the Company’s common stock, the Company recorded a deemed dividend of approximately $219,000 increasing the net loss available to common stockholders. The remaining 4,000,000 warrants were exercised subsequent to December 31, 2005, but prior to March 31, 2006 at a price of $0.30 per share (see Note P).

Consulting fees of $58,000 are reflected in the accompanying consolidated statements of operations for 2004, relating to the issuance of common stock, options and warrants.

The fair value of each warrant and option grant on the date of grant is estimated using a Black-Scholes option-pricing model reflecting the following weighted average assumptions for the years ended December 31, 2005: no annual dividends; expected volatility of 90%; risk free interest rate of 3.25%, and for options expected life of five years (contractual term for warrants), and 2004: no annual dividends; expected volatility of 80%; risk free interest rate of 3.01%, and expected life of five years (contractual term for warrants).

The weighted average fair value of options granted during 2004 was $0.03. The weighted average fair value of warrants granted during 2005 and 2004 was $0.23 and $0.12, respectively.

The following table summarizes information about stock options at December 31, 2005:

Options Outstanding

Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Number Exercisable

$0.15	729,168	1 year	729,168
$0.25	1,335,000	2 years	1,335,000
$0.30	2,083,455	3 years	2,083,455
$0.50	160,000	2 years	160,000
$1.00	120,000	2 years	120,000
$1.50	120,000	2 years	120,000
	4,547,623	2 years	4,547,623

Pursuant to the Company’s 2002 Directors, Officers And Consultants Stock Option, Stock Warrant And Stock Award Plan, as amended (the “2002 Plan”), 3,000,000 shares of the Company’s common stock are reserved for issuance. The 2002 Plan authorizes the Company’s board of directors to issue warrants, options, restricted or unrestricted common stock and other awards to the employees, consultants and directors of the Company and its affiliates. Certain options and warrants to be granted under the 2002 Plan are intended to qualify as Incentive Stock Options (“ISOs”) pursuant to Section 422 of the Internal Revenue Code of 1986, as amended, while other options and warrants granted under the 2002 Plan will be nonqualified options or warrants which are not intended to qualify as ISOs. A committee selected by the Company’s Board of Directors has the authority to approve option grants and the terms, which include the option price and the vesting terms. Options granted under the 2002 Plan expire after a ten-year period and are subject to acceleration upon the occurrence of certain events. As of December 31, 2005 and 2004 there were 496,264 shares available for grant under the Stock Plan. The following table summarizes information about warrants at December 31, 2005:

Warrants Outstanding

Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Number Exercisable

$0.188	500,000	4years	500,000
$0.20	968,000	3years	968,000
$0.225	918,000	3years	918,000
$0.25	4,079,000	3months	4,079,000
$0.30	122,000	2years	122,000
$0.377	562,500	4years	562,500
$0.40	50,000	2years	50,000
$0.45	1,926,000	3years	1,926,000
$0.56	160,000	3years	160,000
$0.63	16,668	1year	16,668
$0.75	162,500	1year	162,500
$0.90	734,400	3years	734,400
$1.25	160,000	2years	160,000
$1.26	183,333	1year	183,333
$1.35	734,400	3years	734,400
$1.50	83,333	1year	83,333
$1.75	50,000	2years	50,000
$2.25	33,333	2months	33,333
$3.00	37,500	6months	37,500
	11,480,967	2years	11,480,967

NOTE O - COMMITMENTS AND OTHER MATTERS

[1] Consulting, advisory services, and employment agreements:

The Company entered into an employment agreement with its Chairman and Chief Executive Officer dated as of May 2005. The agreement provides for a term of 36 months unless earlier terminated in accordance with the terms of the agreement. Pursuant to the agreement, he is entitled to receive an annual base salary of $125,000, subject to increases determined by our board of directors. In addition, the annual salary shall be increased to $150,000 based on our achieving certain revenue targets and attaining profitability during prescribed periods. He was granted an option to purchase 800,000 shares of our common stock at a purchase price of $0.30 per share being above the market trading value at the time of the grant, however these options will be accounted for under the fair value method under SFAS 123R based on a $0.37 value per share representing the market trading price on February 9, 2006 when the 2005 Stock Option Plan was approved by stockholders, with a charge to the statement of operations. The options are exercisable as to 25% of the shares of the common stock covered thereby on each of August 31, 2005, February 28, 2006, August 31, 2006 and February 28, 2007. In addition, he was issued 960,000 restricted shares of common stock valued at $115,000 of which 320,000 shares vested on June 30, 2005 and the balance of which vest in equal parts for the eight consecutive months thereafter beginning on July 31, 2005. The employment agreement also (1) provides that the restricted shares and options granted shall vest immediately upon a change in control, as defined, and (2) includes a confidentiality covenant, a non-competition covenant and contains a prohibition on the solicitation of the employees, suppliers, vendors and customers of a21 and SuperStock. In connection with our entering into the employment agreement with him, the parties agreed to terminate his consulting agreement as of May 2005. His consulting agreement with us was for a term of 36 months and was due to expire on September 2005. Pursuant to his consulting agreement, he served as a consultant to us as well as our Chairman, effective as of October 2002. Under the consulting agreement, he received consulting fees at the rate of $15,000 per month payable in cash or common stock, subject to increase.

Pursuant to a consulting agreement dated July 1, 2002 between the Company and one of its stockholders, the stockholder agreed to serve as a consultant to the Company and to provide marketing and consulting services. He has served as Chief Strategic Officer from June 2004 to December 2004, President since December 2004 and from February 2001 to May 2004, he served as an advisor. The Company entered into an employment agreement with him in the capacity as President dated as of May 2005. The agreement provides for a term of 36 months unless earlier terminated in accordance with the terms of the agreement. Pursuant to the agreement, he is entitled to receive an annual base salary of $125,000, subject to increases determined by our board of directors. In addition, the annual salary shall be increased to $150,000 based on our achieving certain revenue targets and attaining profitability during prescribed periods. He was granted an option to purchase 800,000 shares of our common stock at a purchase price of $0.30 per share, being above the market trading value at the time of the grant, however these options will be accounted for under the fair value method under SFAS 123R based on a $0.37 value per share representing the market trading price on February 9, 2006 when these grants were approved by stockholders, with a charge to the statement of operations. The strike price of these options was above the market trading value at the time of the grant. These options issued will be accounted for under the fair value method under SFAS 123R when approved by stockholders, with a charge to the statement of operations. The options are exercisable as to 25% of the shares of the common stock covered thereby on each of August 31, 2005, February 28, 2006, August 31, 2006 and February 28, 2007. In addition, he was issued 1,200,000 restricted shares of common stock valued at $144,000, which vest in four equal amounts on each of June 30, 2005, September 30, 2005, December 31, 2005 and March 31, 2006. The employment agreement also (1) provides that the restricted shares and options granted vest immediately upon a change in control, as defined, and (2) includes a confidentiality covenant, a non-competition covenant and contains a prohibition on the solicitation of the employees, suppliers, vendors and customers of a21 and SuperStock.

In September 2002, the Company entered into a two-year agreement with an employee to act as the Company’s President. The agreement called for initial payments of $15,000 per month, to be adjusted for certain events, as defined. Compensation may be payable in common shares of the Company at the option of the individual in the event that the Company does not make above payments in cash at the end of each month. The rate at which common shares were to be issued was 150% of cash compensation due or restricted common shares at 200% of the cash compensation due. The employee was provided with options to purchase up to 400,000 common shares of the Company with 160,000 options exercisable at $0.50, 120,000 exercisable at $1.00 and 120,000 exercisable at $1.50. Such options will expire May 1, 2007. In addition, in January 2004, the Company awarded the employee an option to purchase 577,941 common shares at $0.30. The agreement with this employee has terminated. The Company entered into an employment agreement with him, as its Chief Creative Officer and SuperStock’s President and Chief Creative Officer dated as of May 2005. The agreement provides for a term of 36 months unless earlier terminated in accordance with the terms of the agreement. Pursuant to the agreement, he is entitled to receive an annual base salary of $110,000, subject to increases determined by the Chief Executive Officer of each of a21 and SuperStock. In addition, the annual salary shall be increased to $120,000 should we (i) enter into a new credit facility in excess of $500,000, or (ii) close an acquisition of a company whose trailing 12 month revenue prior to closing is in excess of $5,000,000, with a further increase in salary subject to the discretion of the Chief Executive Officer of each of a21 and SuperStock if we achieve certain revenue and profit targets during prescribed periods. He was granted an option to purchase 400,000 shares of our common stock valued at $30,000 at a purchase price of $0.30 per share being above the market trading value at the time of the grant, however these options will be accounted for under the fair value method under SFAS 123R based on a $0.37 value per share representing the market trading price on February 9, 2006 when these grants were approved by stockholders, with a charge to the statement of operations. The strike price of the options was above the market trading value at the time of the grant and which options are exercisable as to 25% of the shares of the common stock covered thereby on each of August 31, 2005, February 28, 2006, August 31, 2006 and February 28, 2007. These options issued will be accounted for under the fair value method under SFAS 123R when approved by stockholders, with a charge to the statement of operations. In addition, He was issued 250,000 restricted shares of common stock which vest in equal amounts on each of August 31, 2005, February 28, 2006, August 31, 2006 and February 28, 2007. The employment agreement also (1) provides that the restricted shares and options granted vest immediately upon a change in control, as defined, and (2) includes a confidentiality covenant, a non-competition covenant and contains a prohibition on the solicitation of the employees, suppliers, vendors and customers of a21 and SuperStock.

The Company entered into an employment agreement with SuperStock’s Executive Vice President dated as of October 1, 2005. The agreement continues for a term of 36 months unless earlier terminated in accordance with the terms of the agreement. Pursuant to the agreement, she is entitled to receive an annual base salary of $110,000, increasing to $120,000 on November 1, 2005, subject to increases as shall be determined by the Chief Executive Officers of a21 and SuperStock. Ms. Chiang was granted an option to purchase 300,000 shares of our common stock at a purchase price of $0.30 per share, being above the market trading value at the time of the grant, however these options will be accounted for under the fair value method under SFAS 123R based on a $0.37 value per share representing the market trading price on February 9, 2006 when these grants were approved by stockholders, with a charge to the statement of operations. The strike price of these options was above the market trading value at the time of the grant. The options are exercisable as to 25% of the total shares represented thereby on each of November 1, 2005, February 28, 2006, August 31, 2006 and February 28, 2007. In addition, she was issued 175,000 restricted shares of common stock valued at $33,000 which vest in equal amounts on each of November 1, 2005, February 28, 2006, August 31, 2006 and February 28, 2007. The employment agreement also (1) provides that the restricted shares and options granted vest immediately upon a change in control, as defined, and (2) includes a confidentiality covenant, a non-competition covenant and contains a prohibition on the solicitation of the employees, suppliers, vendors and customers of a21 and SuperStock. (See Note P).

[2] Lease commitments

The capital lease agreement for the Company’s headquarters facility (see Note L) includes a requirement to maintain a security deposit. This security deposit was initially funded as a letter of credit in the amount of $600,000, and was reflected as restricted cash in the consolidated balance sheets as of December 31, 2004. The lease agreement also requires the Company to fund additional $30,000 deposits on the first day of each July, October, January, and April beginning July 1, 2005 up to and including July 1, 2006, for a total of $750,000.

In September 2004, the Company entered into an agreement to sublease a significant portion of its facility for a term of six years with an option to renew for an additional two year term.  The sublease requires monthly rent payments to the Company beginning in November 2004 with annual increases through the term of the sublease.  The total lease payments in accordance with the terms of the agreement are $3.5 million. Rental income is recognized on a straight-line basis over the term of the sublease, and the excess of rental income recognized over rental payments received is recorded as a deferred receivable of $541,000 at December 31, 2005. Approximate rental income is as follows for each of the following years after December 31, 2005: 2006: $550,000 2007: $680,000, 2008: 701,000 2009: $722,000, and 2010: $616,000.

In a lease agreement for SuperStock Limited in the UK, the Company has sublet the entire facility to a third party as of June 2002, until the expiration of the lease in 2014. In accordance with the lease agreement, SuperStock Limited would be liable for approximately $90,000 per year under the covenants in the lease in the event the company who has sublet the facility is unable to perform under such terms.

[3] Lease Deposit Arrangement

On November 17, 2005, the Company consummated an arrangement with certain of our existing stockholders, Ahab International, Ltd. and Ahab Partners, L.P. (collectively “Ahab”). As part of this arrangement, SuperStock, Inc. and the Company entered into an agreement dated November 8, 2005 with Ahab pursuant to which Ahab pledged an aggregate amount of $690,000 in the form of certificate of deposits (the “CDs”). The CDs replaced the deposits maintained by SuperStock which secured the letter of credit issued in lieu of the security deposit per the capital lease agreement for the Company’s headquarters facility. The agreement has a three year term which is the term of the requirement to maintain a security deposit under the capital lease agreement. We pay interest at a rate of 10% per annum plus Ahab retains the interest earned on the CDs. Ahab received 200,000 shares of our common stock charged to additional paid in capital and recorded as deferred service cost of $66,000 and amortized over the term of the agreement. In connection with the arrangement, SuperStock entered into a security agreement pursuant to which Ahab maintains a security interest in the collateral. As such, SuperStock provided a guarantee to Ahab in the event any liquidation of the security deposit was to occur. This arrangement was consummated as a means of providing additional liquidity to the Company.

[4] Litigation and settlement of claims:

The Company is involved in various claims and lawsuits in the ordinary course of business. Management believes that there are no such matters outstanding that would have a material adverse effect on the Company’s results of operations and financial position. The Company was a defendant in a lawsuit where the creditor was seeking recovery of future and past due lease payments on a lease, which was terminated by the parties. In 2004 the Company agreed to pay $26,000 to the creditor to settle the remaining disputed amount in connection with this matter.

[5] Liens and encumbrances:

The Internal Revenue Service filed a tax lien against all of the assets of Agence. The lien in the amount of $143,000 represented delinquent payroll taxes for the period from September 19, 2000 (inception) to June 30, 2002. All outstanding amounts have been paid as of December 31, 2004.

[6] Other:

In April 2003, the Company was contacted by an attorney representing a holder of certain Nonexchanged Shares claiming that such shares are exchangeable into shares of the Company’s common stock. The Company believes that the shares are not exchangeable since the exchange agreement has expired. As of December 31, 2005, the Company no longer considers this issue to be outstanding.

NOTE P - SUBSEQUENT EVENTS

[1] Equity Transactions:

On February 16, 2006, an information statement was mailed or furnished to the stockholders of the Company in connection with the authorization and approval by a majority of the Board of Directors of the Stock Plan at a meeting held on March 10, 2005 and the subsequent adoption of such corporate action by written consent on February 9, 2006 of a majority of the Company’s stockholders. Such adoption constitutes the approval and consent of the action. The Stock Plan provides for the grant of options, stock appreciation rights (“SARs”), performance share awards, restricted stock and unrestricted stock of up to an aggregate of 6,000,000 shares of common stock to officers, employees and independent contractors of the Company or its affiliates. If any award expires, is cancelled, or terminates unexercised or is forfeited, the number of shares subject thereto is again available for grant under the Stock Plan. Stock options issued under the 2005 Plan typically have a five-year term and vest prorata over that term. The exercise price shall be no less than the fair market value of a share of the Company’s common stock on the date of grant of the options. 4,130,316 stock options issued under the 2005 Plan during 2005 will be accounted for in the first quarter 2006 under the fair value method under SFAS 123R based on the closing market trading price of $0.37 on February 9, 2006, with a charge to the statement of operations.

On March 6, 2006, the Company received $1.2 million in connection with the exercise of warrants to purchase four million shares of the Company’s common stock held by a significant stockholder of the Company. The stockholder previously acquired the warrants from another significant stockholder of the Company, through a prior transaction. In connection with the exercise of the warrants, the Company set the exercise price of the warrants to $0.30 per unregistered share, which is approximately 10% less than what the exercise price would have been pursuant to the original terms of the warrants, but higher than the minimum $0.25 per unregistered share as stated in the warrant modification agreement. This accommodation was granted by the Company in order to facilitate the transaction.

On March 14, 2006, the Company issued 2,522,648 shares of its common stock to the holders of its Series A Convertible Preferred Stock upon the conversion of the Preferred Stock by the holders thereof. The Company originally issued the Preferred Stock in connection with its acquisition of Ingram, on October 12, 2005. The Preferred Stock was converted into the Company’s common stock at a price per share of the common stock of $0.574, the average of the closing price of the Company’s common stock for the 20 trading day period ending on March 13, 2006.

[2] Employment Agreement:

The Company entered into an employment agreement with its Vice President and Chief Financial Officer and SuperStock’s Executive Vice President and Chief Financial Officer, dated as of January 3, 2006. The agreement continues for a term of 36 months unless earlier terminated in accordance with its terms. Pursuant to the agreement, he is entitled to receive an annual base salary of $114,000, subject to increases as shall be determined by the Chief Executive Officers of a21 and SuperStock. He was granted an option to purchase 165,000 shares of our common stock at a purchase price of $0.34 per share, however these options issued will be accounted for under the fair value method under SFAS 123R when approved by stockholders based on a $0.37 value per share representing the market trading price on February 9, 2006 when the 2005 Stock Option Plan was approved by stockholders, with a charge to the statement of operations. The strike price of such options was at the market trading value at the time of the grant. The options are exercisable as to 25% of the total shares represented thereby on each of June 30, 2006, December 31, 2006, June 30, 2007, and December 31, 2007. The employment agreement also (1) provides that the stock options granted shall vest immediately upon a change in control as defined of a21, and (2) includes a confidentiality covenant, a non-competition covenant and contains a prohibition on the solicitation of the employees, suppliers, vendors and customers of a21 and SuperStock.

a21, Inc. and Subsidiaries
CONDENSED CONSOLIDATED BALANCE SHEETS
($ in thousands, except per share amounts)
(unaudited)

	September 30,	December 31,
	2006	2005
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$6,241	$1,194
Accounts receivable, net allowance for doubtful accounts of $71 and $57	2,684	1,840
Inventory	822	156
Prepaid expenses and other current assets	723	277
Total current assets	10,470	3,467

Property, plant and equipment, net	7,763	7,602
Photo collection, net	1,665	1,715
Goodwill	8,518	2,263
Contracts with photographers, net	771	929
Deferred rent receivable	564	541
Intangible assets, net	6,844	3,882
Restricted cash	750	—
Other	111	115
Total assets	$37,456	$20,514

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
Notes payable, unsecured	$—	$1,050
Accounts payable and accrued expenses	2,749	1,691
Accrued compensation	324	154
Royalties payable	1,355	1,180
Warrant obligation	34	187
Deferred revenue	209	151
Total current liabilities	4,671	4,413

LONG-TERM LIABILITIES
Senior secured convertible notes payable, net - related party	15,500	—
Secured notes payable, net - related party	2,461	—
Loan payable from sale-leaseback of building, less current portion	7,414	7,438
Senior secured notes payable, net - related party	—	2,316
Other	103	126

Total liabilities	30,149	14,293

a21, Inc. and Subsidiaries
CONDENSED CONSOLIDATED BALANCE SHEETS (continued)
($ in thousands, except per share amounts)
(unaudited)

	September 30,	December 31,
	2006	2005
COMMITMENTS AND CONTINGENCIES

MINORITY INTEREST	2,254	2,800

STOCKHOLDERS' EQUITY
Preferred stock; $.001 par value; 100,000 shares authorized; 0 and 14,180 shares issued and outstanding at September 30, 2006 and December 31, 2005, respectively	—	—
Common stock; $.001 par value; 200,000,000 and 100,000,000 shares authorized; 86,985,621 and 74,115,012 shares issued and 83,305,846 and 70,435,237 shares outstanding, at September 30, 2006 and December 31, 2005, respectively	87	74
Treasury stock (at cost, 3,679,775 shares)	—	—
Additional paid-in capital	23,902	17,583
Deferred compensation	—	(115)
Accumulated deficit	(19,326)	(14,185)
Accumulated other comprehensive income	390	64
Total stockholders' equity	5,053	3,421

Total liabilities and stockholders' equity	$37,456	$20,514

The accompanying notes are an integral part of these Condensed Consolidated Financial Statements.

	Nine Months Ended
	September 30,
	2006	2005
REVENUE
Licensing revenue	$7,542	$6,654
Product revenue	5,808	49
TOTAL REVENUE	13,350	6,703

COSTS AND EXPENSES
Cost of licensing revenue (excludes related amortization of $861 and $522)	1,660	2,096
Cost of product revenue (excludes related amortization of $287 and zero)	3,212	1
Selling, general and administrative	10,056	5,079
Depreciation and amortization	2,222	1,075
TOTAL OPERATING EXPENSES	17,150	8,251

OPERATING LOSS	(3,800)	(1,548)

Interest expense	(1,248)	(1,045)
Warrant expense	(62)	—
Other expense, net	(31)	(717)

NET LOSS	(5,141)	(3,310)

Disproportionate deemed dividends	(157)	—

Deemed dividend on convertible preferred stock	(336)	—

NET LOSS ATTRIBUTED TO COMMON STOCKHOLDERS	$(5,634)	$(3,310)

NET LOSS ATTRIBUTED TO COMMON STOCKHOLDERS PER SHARE, BASIC AND DILUTED	$(0.07)	$(0.08)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING, BASIC AND DILUTED	79,226,938	40,496,915

a21, Inc. and Subsidiaries
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN
STOCKHOLDERS' EQUITY
(unaudited)
(in thousands)

	PREFERRED STOCK		COMMON STOCK		TREASURY STOCK		ADDITIONAL			ACCUMULATED OTHER
	NUMBER OF SHARES	AMOUNT	NUMBER OF SHARES	AMOUNT	NUMBER OF SHARES	AMOUNT	PAID-IN CAPITAL	DEFERRED COMPENSATION	ACCUMULATED DEFICIT	COMPREHENSIVE INCOME	TOTAL

Balance at December 31, 2005	14	$—	74,115	$74	(3,680)	$—	$17,583	$(115)	$(14,185)	$64	$3,421

Stock options exercised	—	—	678	1	—	—	100	—	—	—	101
Stock warrants exercised	—	—	4,000	4	—	—	1,196	—	—	—	1,200
Issuance of common stock upon the conversion of preferred stock issued as part of the purchase price of Ingram Publishing Limited	(14)	—	2,523	3	—	—	(3)	—	—	—	---
Stock based compensation	—	—	—	—	—	—	873	—	—	—	873
Stock issuance for brokers’ cost in connection with issuance of Senior Secured Convertible Debt	—	—	107	—	—	—	62	—	—	—	62
Warrants issued in connection with ArtSelect acquisition	—	—	—	—	—	—	375	—	—	—	375
Issuance of common stock upon the conversion of SuperStock Seller Preferred stock	—	—	975	1	—	—	546	—	—	—	547
Reversal of deferred compensation	—	—	—	—	—	—	(115)	115	—	—	—
Cancellation of restricted stock due to executive separation	—	—	(62)	—	—	—	—	—	—	—	—
Issuance of common stock upon the settlement of claims	—	—	450	—	—	—	139	—	—	—	139
Issuance of common stock upon the conversion of preferred stock issued as part of the ArtSelect acquisition	—	—	4,200	4	—	—	3,146		—	—	3,150
Net loss	—	—	—	—	—	—	—	—	(5,141)	—	(5,141)
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	326	326

Balance at September 30, 2006	—	$—	86,986	$87	(3,680)	$—	$23,902	$—	$(19,326)	$390	$5,053

The accompanying notes are an integral part of these Condensed Consolidated Financial Statements.

a21, Inc. and Subsidiaries
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
($ in thousands)
(unaudited)

FOR THE NINE MONTHS ENDED SEPTEMBER 30,	2006	2005

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(5,141)	$(3,310)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	2,222	1,075
Amortization of finance costs	35	41
Loss on disposal of equipment	85	16
Change in fair value of warrant obligation	108	—
Gain on exchange of debt for cancelled warrants	(46)	—
Stock based compensation	778	35
Compensation from the prior issuance of variable options	—	28
Compensation from the issuance of restricted stock	95	397
Deferred compensation	—	(189)
Amortization of debt discount	—	106
Loss on extinguishment of debt	—	371
Settlement of claim expense paid with common stock	139	—
Other	34	(15)

Changes in assets and liabilities exclusive of business combinations:
Accounts receivable	(272)	(331)
Prepaid expenses and other current assets	(528)	70
Inventory	91	(96)
Accounts payable and accrued expenses	621	289
Deferred revenue	58	—
Foreign income tax payable	(156)	—
Other	(130)	—
NET CASH USED IN OPERATING ACTIVITIES	(2,007)	(1,513)

a21, Inc. and Subsidiaries
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)
($ in thousands)
(unaudited)

FOR THE NINE MONTHS ENDED SEPTEMBER 30,	2006	2005

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of ArtSelect, net of cash acquired of $231	(4,542)	—
Investment in property, plant and equipment	(470)	(278)
SuperStock earn-out	(206)	—
Investment in photo collection	(353)	(9)
Restricted cash for lease deposit	(750)	(69)
Other	(19)	—
NET CASH USED IN INVESTING ACTIVITIES	(6,340)	(356)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from senior secured convertible notes payable - related party, net	15,285	—
(Payment) proceeds senior secured notes payable - related party	(2,250)	2,250
Payment of convertible subordinated notes payable	—	(1,250)
Payment of unsecured notes payable	(1,050)	—
Net proceeds from the exercise of stock options	100	—
Net proceeds from the exercise of stock warrants	1,200	—
Proceeds from the issuance of common stock	—	1,204
Payment of promissory note payable	(33)	(33)
Other	111	23
NET CASH PROVIDED BY FINANCING ACTIVITIES	13,363	2,194

EFFECT OF EXCHANGE RATES ON CASH AND CASH EQUIVALENTS	31	115
NET INCREASE IN CASH AND CASH EQUIVALENTS	5,047	440
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	1,194	717

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$6,241	$1,157
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Foreign income taxes paid	$178	$—
Income taxes refunded	—	(108)
Interest paid	963	769

SUPPLEMENTAL DISCLOSURE OF NON-CASH FINANCING AND INVESTING ACTIVITIES:
Issuance of convertible preferred stock as part of ArtSelect acquisition, which was converted into common stock	$3,150	$—
Issuance of senior secured note payable as part of ArtSelect acquisition	2,407	—
Issuance of warrants as part of ArtSelect acquisition	375	—
Conversion of SuperStock Seller Preferred stock into common stock	573	—
Issuance of common stock for financing costs	62	—
Issuance of senior convertible debt in exchange for cancellation of warrants	215	—
Deferred compensation	—	397
Debt discount recorded for issuance of warrants in connection with notes payable	—	17
Accrued purchase price payable	199	105
Deemed dividend on convertible preferred stock	336	—

The accompanying notes are an integral part of these Condensed Consolidated Financial Statements.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

NOTE A - FINANCIAL STATEMENT PRESENTATION AND THE DESCRIPTION OF BUSINESS

The unaudited condensed consolidated financial statements of a21, Inc. (“a21”, “the Company”, “we”) have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”) and, in the opinion of management, reflect all adjustments (consisting only of normal recurring accruals) necessary to present fairly a21’s financial position at September 30, 2006, and the results of operations for the interim periods presented. Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted pursuant to such SEC rules and regulations. Results of operations for interim periods are not necessarily indicative of those to be achieved for full fiscal years. These condensed consolidated financial statements should be read in conjunction with our audited consolidated financial statements within this filing

a21, Inc. was incorporated in the State of Texas in October 1998, under the name Saratoga Holdings I, Inc. In February 2004, we completed the acquisition of all of the voting common stock, representing 83% of the outstanding equity, of SuperStock, Inc. In October 2005, we completed the acquisition of all of the outstanding stock of Ingram Publishing Limited, and in May 2006, we completed the acquisition of ArtSelect, Inc. through the merger of a wholly owned subsidiary into ArtSelect. On July 31, 2006, we changed our state of incorporation from Texas to Delaware.

Through our subsidiary SuperStock, we aggregate visual content from photographers, photography agencies, archives, libraries and private collections and license the visual content to our customer base consisting of four major groups: creative (advertising and design agencies), editorial (publishing and media entities), corporate (in-house communications departments and outside corporate communications firms) and consumers (the general public). SuperStock products are sold directly and through a global network of distributors.

Our subsidiary ArtSelect supplies home and office framed and unframed wall décor to retailers, catalogers, membership organizations and consumers through both online and traditional retail and wholesale distribution channels in the United States.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

[1] Basis of presentation / Going Concern:

The accompanying condensed consolidated financial statements have been prepared assuming that we will continue as a going concern. We have sustained significant recurring losses and at September 30, 2006 had an accumulated deficit of $19.7 million that raise substantial doubt about our ability to continue as a going concern. Our independent registered public accounting firm included a going concern explanatory paragraph in their report in connection with their audit of our consolidated financial statements for the year ended December 31, 2005. We will need to raise cash from equity and debt financings to fund any additional acquisitions, and may need to raise cash in such manner to fund our operations. If we are unable to secure the required funding, we may not be able to implement our business plan and may not be able to conduct business as a going concern. See Note J describing the $15.5 million financing completed in April 2006. At September 30, 2006, we had cash of $6.2 million and working capital of $5.8 million.

The condensed consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts or classification of liabilities that might be necessary should we be unable to continue as a going concern. Our continuation as a going concern is dependent upon our ability to generate sufficient cash flows to meet our obligations on a timely basis, to obtain additional financing as may be required and ultimately to attain profitable operations and positive cash flows. Our future plans include the development of our distribution channel, the leveraging of owned and licensed image content, and the production and acquisition of new in-demand image content to be made available to both direct and distribution customers. Additionally, we are in discussions with several potential acquisition targets that, if successful, could result in an enhanced market position and incremental cash flow from operations. However, there can be no assurance that these efforts will be successful. We also continue to incur operating expenses to enhance our market position and expand our product offering by producing or acquiring newer, in-demand image content for our customers. We may have to seek additional funding sooner than expected. There can be no assurance that sufficient additional capital needed to sustain operations will be obtained by us or that our operations will become profitable.

[2] Principles of consolidation:

The condensed consolidated financial statements include all of our accounts including our primary operating subsidiaries, SuperStock (U.S.), ArtSelect (U.S.) (acquired on May 15, 2006), and SuperStock Limited (UK), which includes Ingram Publishing (acquired during October 2005). The minority interest in the consolidated balance sheets at September 30, 2006 and December 31, 2005 represents the interest of the holders of preferred shares of SuperStock (“SuperStock Seller Preferred”), which are exchangeable into common shares of a21, Inc. All significant intercompany balances and transactions have been eliminated.

[3] Revenue recognition:

Revenue is recognized when the following criteria are met: evidence of an arrangement exists, the price is fixed or determinable, collectibility is reasonably assured and delivery has occurred or services have been rendered.

Licensing fee revenue is recorded at invoiced amounts except in the case of licensing rights through distributors, where revenue is recorded at our share of invoiced amounts. Distributors typically earn and retain a percentage of the license fee according to their contract, and we record the remaining license fee as revenue. We also sell subscriptions of certain images for terms ranging from one to twelve months. Subscription revenue is recognized over the respective term of the subscription agreement and, accordingly, $209,000 and $151,000 is recorded as deferred revenue as of September 30, 2006 and December 31, 2005, respectively.

Revenue from product sales is recognized when the product is shipped and title is transferred to the customer. Revenue sold via ArtSelect’s website and/or related sub-domains is recognized on a gross basis. Revenue sold through customers’ distribution channels is recognized net of related costs. We base our estimates for sales returns on historical experience.

[4] Cost of revenue:

Cost of licensing fee revenue reflects royalties on revenue generated from images licensed under contracts with photographers. Royalties are expensed in the period that they are incurred. Cost of revenue excludes amortization of revenue generating assets. Cost of product sales reflects payments made to suppliers of art content, framing materials, and shipment and handling costs.

[5] Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. The recoverability of the carrying values of long-lived assets, including goodwill and identifiable intangible assets represent sensitive estimates subject to change.

[6] Fair value of financial instruments:

Our financial instruments consist primarily of cash and cash equivalents, accounts receivable, accounts payable, accrued expenses, and short-term debt, which approximate fair value because of their short maturities. The carrying amount of long-term debt approximates fair value due to the market rate of interest incurred by us. The fair value of our notes payable to stockholders and an affiliated company are not reasonably determinable based on the related party nature of the transactions.

[7] Cash and cash equivalents:

We consider all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. At September 30, 2006 and December 31, 2005, we had no investments with maturities greater than three months. We are required to maintain a security deposit in accordance with our lease agreement for the SuperStock facility. Cash as of September 30, 2006 and December 31, 2005 excludes the certificate of deposits pledged as security deposit. This consists of restricted cash funded by us to secure a letter of credit in the amount of $750,000 at September 30, 2006, and $690,000 pledged by stockholders at December 31, 2005.

[8] Accounts Receivable and Allowance for Doubtful Accounts:

Accounts receivable are trade receivables, net of allowances for doubtful accounts. We estimate our allowance for doubtful accounts based on historical loss ratios, existing economic conditions, and specific account analysis of high-risk accounts. Concentration of credit risk is limited due to the dispersion of customers. No single customer represents more than 10% of the total accounts receivable.

[9] Inventory:

Inventory is valued at the lower of cost or market and is determined on the first-in, first-out (FIFO) basis. Inventories include raw materials and finished goods. Raw materials include prints, mats, frames, molding, and packaging material. Finished goods consist of pre-framed art and compact disk products produced for resale. The requirements for any provisions of estimated losses for obsolete, excess, or slow-moving inventories are reviewed periodically. At September 30, 2006, inventory has been reduced by a total of $104,000, including a provision of slow moving SuperStock compact disk products of $89,000 recorded during the nine months ended September 30, 2006, classified as a cost of revenues in the consolidated statement of operations.

[10] Deferred Rent Receivable

During 2004, we entered into an agreement to sublease a significant portion of our headquarters and SuperStock facility for a term of six years with an option to renew for an additional two-year term. Statement of Financial Accounting Standards (“SFAS”) 13, “Accounting for Leases”, requires rental income from an operating lease be recognized on a straight-line basis over the non-cancelable lease term. Accordingly, we recognize total contractual minimum lease payments, including scheduled rent increases, as rental income evenly over the lease term. Accrued revenues from contractually scheduled rent increases in excess of amounts currently due are reported as a long-term receivable. We monitor this asset for collection risk and will establish reserves for any amounts deemed not collectible. However, amounts collected in future periods may vary from our expectations.

[11] Defined Contribution Employee Benefit Plan

We maintain defined contribution retirement plans pursuant to Section 401(k) of the Internal Revenue Code (the Plan), in which U.S. employees at least 21 years of age may participate after completing six months of service. Eligible employees may contribute up to a certain percentage of their annual compensation to the Plan, subject to the annual IRS limitations. We may match employee contributions on a discretionary basis. No company match was made during 2006 and 2005.

[12] Foreign Currency:

We translate assets and liabilities of foreign subsidiaries, whose functional currency is the local currency, at exchange rates in effect as of the balance sheet date. We translate revenue and expenses at the monthly average rates of exchange prevailing during the year. We include the adjustment resulting from translating the financial statements of such foreign subsidiaries in accumulated other comprehensive income, which is reflected as a separate component of stockholders’ equity. Gains and losses, which are denominated in currency other than a subsidiary’s local currency and remeasured in the subsidiary’s local currency, are recognized in the condensed consolidated statements of operations.

[13] Land and building and property and equipment and depreciation:

The land and building in Jacksonville, Florida with our SuperStock and corporate offices were sold and leased back in a SuperStock transaction accounted for as a financing transaction. The building is being depreciated over the twenty-year term of the related lease. Property and equipment consisting of furniture, fixtures and equipment, photography and computer equipment, and software are recorded at cost. Depreciation of property and equipment is computed by the straight-line method over the assets' estimated lives of furniture, fixtures, and equipment being 7 years, photography and computer equipment ranging from 5 to 7 years, and software ranging from 3 to 5 years.

Expenditures for major additions and improvements are capitalized. Maintenance and repairs are charged to operations as incurred. Upon sale or retirement of property and equipment, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is reflected in operations.

[14] Photo collection and contracts with photographers:

Expenditures for additions and improvements to the photo collection are capitalized. The photo collection is categorized by type of imagery (fine art, vintage and contemporary). Depreciation of the photo collection is computed by the straight-line method over the assets’ estimated lives of forty years for fine art and vintage images and four years for contemporary images. Upon sale or retirement of any portion of the collection, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is reflected in operations.

Contracts with photographers have an average life of ten years including those that are automatically renewable. Amortization of the photographer’s contracts is based on projected revenues expected to be generated over the estimated average ten-year life of the underlying images covered by the respective contracts.

[15] Goodwill and intangible assets:

We last performed our annual goodwill impairment test as of October 1, 2005 and determined there was not impairment as of that date. We are currently in the process of performing our annual goodwill impairment test as of October 1, 2006. (See Note F)

Intangible assets with definite lives are amortized over their estimated useful life and reviewed for impairment in accordance with SFAS 144 (as defined below). Intangible assets with definite lives are amortized using the straight-line method over their expected useful life. (See Note F)

[16] Long-lived assets:

We evaluate our long-lived assets in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," pursuant to which an impairment loss is recognized if the carrying amount of a long-lived asset is not recoverable and exceeds its fair value. A long-lived asset is tested for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. Our consideration of SFAS 144 involves significant assumptions and estimates based on management’s best judgments of current and future circumstances, including currently enacted tax laws, the future weighted-average cost of capital, and our future financial performance. No impairment charges have been incurred for the nine months ended September 30, 2006 and 2005.

[17] Other expense, net:

($ in thousands)	Nine months ended September 30,
	2006	2005

Currency transaction (loss) gain	$52	$(115)
Loss on extinguishment of debt	—	(371)
Expense from foreign sales tax credit	(119)	(75)
Interest Income	113	33
Other	(77)	(189)
	$(31)	$(717)

[18] Income taxes:

We recognize deferred tax assets and liabilities for both the expected impact of differences between the financial statements and tax bases of assets and liabilities, and for the expected future tax benefit to be derived from offsetting the net operating loss against loss and tax credit carryforwards against taxable income, if any. We established a valuation allowance to reflect the likelihood of realization of deferred tax assets. Deferred tax assets are reduced by a valuation allowance if it is more likely than not that some portion or all of the deferred tax assets will not be realized. The difference in basis of the investment in foreign subsidiary relates to goodwill which is a temporary difference.

[19] Net loss attributed to common stockholders per share:

We calculate net loss attributed to common stockholders per share in accordance with the provisions of SFAS No. 128, "Earnings per Share”. SFAS No. 128 requires a dual presentation of "basic" and "diluted" income (loss) per share on the face of the condensed consolidated statements of operations. Basic income (loss) per share is computed by dividing the net loss attributed to common stockholders by the weighted average number of shares of common stock outstanding during each period. Diluted loss per share includes the effect, if any, from the potential exercise or conversion of securities, such as stock options and warrants, which would result in the issuance of incremental shares of common stock.

For the nine months ended September 30, 2006 and 2005, the basic and diluted net loss attributed to common stockholders per share is the same since the effect from the potential exercise of 15,832,677 and 33,142,590 outstanding stock options and warrants as of September 30, 2006 and 2005, respectively, would have been antidilutive.

For the nine months ended September 30, 2006 and 2005, respectively, 4,025,139 and 5,000,151 shares of common stock issuable upon the conversion of the SuperStock Seller Preferred have also been excluded from the weighted average shares outstanding due to their anitdilutive effect.

[20] Reclassifications:

Certain reclassifications have been made to the 2005 period financial statements to conform to the 2006 period presentation.

[21] Comprehensive Income (Loss) and Accumulated Other Comprehensive Income:

Accumulated other comprehensive income consists of net unrealized foreign currency translation adjustments and is presented in the condensed consolidated balance sheets as a component of stockholders’ equity.

Comprehensive income (loss) was as follows:

($ in thousands)	Nine months ended September 30,
	2006	2005
Net loss	$(5,197)	$(3,310)

Foreign currency translation adjustments	326	115

Total comprehensive income (loss)	$(4,871)	$(3,195)

[22] Share based payments:

We have a 2005 Stock Option Plan and a 2002 Stock Option Plan, which are described in our consolidated financial statements for the year ended December 31, 2005 filed on Form 10-KSB/A. Prior to January 1, 2006 we accounted for our stock-based compensation plans under the recognition and measurement provisions of APB Opinion No. 25, Accounting for Stock Issued to Employees (“APB 25”), and related Interpretations, as permitted by FASB Statement No. 123, Accounting for Stock-Based Compensation (“SFAS 123”). Accordingly, no compensation cost was recognized for options granted to employees and directors at exercise prices, which equaled or exceeded the market price of our Common Stock at the date of grant.  In addition, for certain options with modifications of terms which resulted in variable accounting, compensation cost was recognized by marking the option’s value to market at each reporting period. Stock-based employee compensation cost (benefit) was recognized as a component of selling, general and administrative expense in the Statement of Operations. For the nine months ended September 30, 2005, stock-based compensation expensed for employees was $28,000.

Effective January 1, 2006, we adopted the fair value recognition provisions of SFAS 123(R), using the modified-prospective transition method. Under that transition method, employee compensation cost recognized in 2006 includes: (i) compensation cost for all share-based payments granted prior to, but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS 123 and (ii) compensation cost for all share-based payments granted subsequent to January 1, 2006, based on the grant date fair value estimated in accordance with the provisions of SFAS 123(R). Results for prior periods have not been restated.

As a result of adopting SFAS 123(R) on January 1, 2006, our net loss and loss before income taxes for the nine months ended September 30, 2006, is approximately $778,000 higher than if we had continued to account for share-based compensation under APB 25. The adoption of this standard had no impact on our provision for income taxes due to the valuation allowance for our U.S. deferred tax assets due to our lack of operating history. Total compensation cost for share based payment arrangements recognized for the nine months ended September 30, 2006 was $873,000.   SFAS 123(R) requires the cash flows resulting from the tax benefits resulting from tax deductions in excess of the compensation cost recognized for those options (excess tax benefits) to be classified as financing cash flows.

The following table illustrates the effect on net loss and loss per share if we had applied the fair value recognition provisions of SFAS 123 to options granted to employees under our stock option plans during the nine months ended September 30, 2005 (unaudited):

$ in thousands, except per share amounts	Nine months ended September 30, 2005
Net loss	$(3,310)
Stock based employee compensation included in net loss	28
Less: Stock-based employee compensation using the fair value method	(88)

Pro forma net loss	$(3,370)

Loss per share - basic and diluted
As reported	$(0.08)
Pro forma	$(0.08)

The above pro forma disclosures are provided for 2005 because employee stock options were not accounted for using the fair-value method during that period. No pro forma disclosure has been presented for the nine months ended September 30, 2006 as share-based payments to employees have been accounted for under SFAS 123(R)’s fair-value method for such periods.  The fair value of each option is measured at the grant date using a Black-Scholes option-pricing model, which requires the use of a number of assumptions including volatility, risk-free interest rate, and expected dividends. The following weighted average assumptions were used for stock options granted during the nine months ended September 30, 2005: no annual dividends; expected volatility of 80%; risk free interest rate of 3.00%, and expected life of 5 years.

As a result of the February 9, 2006 stockholder approval of our 2005 Stock Plan, although the exercise price of $0.30 was greater than the prevailing market price of the underlying common stock when originally granted during 2005, for GAAP purposes the grant date used to measure fair value of 4,108,060 stock options valued at $1.0 million was the February 9, 2006 stockholder approval date, at which time the market price of the underlying common stock was $0.37.  The weighted-average grant-date fair value of these option grants was $0.25 per share. The weighted average fair value of all options granted during the nine months ended September 30, 2006 was $0.31 per share. The fair value of options granted is estimated using the Black-Scholes option pricing model. The following assumptions were used for stock options granted during the nine months ended September 30, 2006:  no annual dividends; expected volatility ranging from 80% to 117%; risk free interest rate ranging from 3.01% to 4.00%; expected life ranging from 3.06 to 5 years. Expected volatility is based primarily on historical volatility. Historical volatility was computed using daily pricing observations for the most recent two years. We believe this method produces an estimate that is representative of our expectations of the future volatility over the expected term of our options. We currently have no reason to believe future volatility over the expected life of these options is likely to differ materially from historical volatility. The weighted-average expected life is based upon share option exercises, pre and post vesting terminations and share option term expiration. The risk-free interest rate is based on the U.S. treasury security rate estimated for the expected life of the options at the date of grant.

During May and June 2006, we modified and accelerated the vesting for 200,000 stock options held by certain former executives as part of their separation agreements with the Company.  The fair value of the modifications of $70,000 has been recognized as incremental compensation expense during the nine months ended September 30, 2006, which is included in the $873,000 of total compensation cost discussed above.

SFAS 123(R) requires the estimation of forfeitures when recognizing compensation expense and that this estimate of forfeitures be adjusted over the requisite service period should actual forfeitures differ from such estimates. Changes in estimated forfeitures are recognized through a cumulative adjustment, which is recognized in the period of change and which impacts the amount of unamortized compensation expense to be recognized in future periods. We have estimated our forfeitures to be 5% based primarily on our historical forfeiture rate.

Additional information relative to our employee options outstanding at September 30, 2006 is summarized as follows (unaudited):

The following summarizes our stock option activity for the nine months ended September 30, 2006:

	Stock Options
	Shares	Weighted Average Exercise Price

Balance, December 31, 2005	4,547,623	$0.32

Granted	5,658,060	$0.39
Exercised	(1,302,850)	$0.23
Forfeited	(427,788)	$0.30
Cancelled	(66,668)	$0.15
Balance, September 30, 2006	8,408,377	$0.39

Exercisable, December 31, 2005	4,547,623	$0.32

Exercisable, September 30, 2006	6,190,691	$0.33

The options to acquire 1,302,850 common shares exercised include certain options exercised on a cashless basis, resulting in the issuance of 678,447 shares.

The following table summarizes information about stock options outstanding at September 30, 2006:

Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Number Exercisable

$0.15	54,167	1/2 year	54,167
$0.25	1,256,500	1 year	1,256,500
$0.30	5,107,710	3 years	4,413,774
$0.34	165,000	4 1/2 years	41,250
$0.46	425,000	5 years	25,000
$0.50	160,000	1/2 year	160,000
$0.65	850,000	5 years	—
$0.83	150,000	4 1/2 years	—
$1.00	120,000	1/2 year	120,000
$1.50	120,000	1/2 year	120,000
	8,408,377	3 years	6,190,691

The aggregate intrinsic value of options outstanding and exercisable at September 30, 2006 was $32,000. This amount represents the total pre-tax intrinsic value (the difference between our closing stock price on the last trading day of the third quarter of 2006 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on September 30, 2006. The total intrinsic value of options exercised during the nine months ended September 30, 2006 was $371,000.

Prior to January 1, 2006, we had granted 3,190,000 non-plan restricted shares to certain members of management that included 838,750 shares not fully vested as of that date.  During the nine months ended September 30, 2006, 714,375 of such shares vested and the fair value of the vested shares of $8,000 and $95,000 has been recognized as compensation expense during the nine months ended September 30, 2006, respectively. The following is a summary of the status of and changes to our non-vested shares as of and for the nine months ended September 30, 2006:

	Non-vested Shares	Weighted Average Grant-Date Fair Value

Balance, December 31, 2005	838,750	$0.14

Granted	—	$—
Vested	(714,375)	$0.13
Forfeited	(62,500)	$0.12
Balance, September 30, 2006	61,875	$0.19

At September 30, 2006, there was $738,000 of total unrecognized compensation cost related to non-vested share based compensation arrangements, including options and restricted stock grants.  That cost is expected to be recognized over a weighted-average period of 1.7 years.  The total fair value of shares vested during the nine months ended September 30, 2006 was $873,000.

[23] Advertising

Advertising expenses of $486,000 and $631,000 were expensed for the nine months ended September 30, 2006 and 2005, respectively. Advertising costs are charged to expense as incurred.

[24] Recently Issued Accounting Pronouncements

In July 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No.48, “Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No.109” (“FIN 48”). FIN 48 clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 is effective for fiscal years beginning after December 15, 2006. We are currently evaluating the effect, if any, the adoption of FIN 48 will have on our financial position, results of operations or disclosures.

In September 2006, the Securities and Exchange Commission ("SEC") released Staff Accounting Bulletin No. 108, "Considering the Effects of Prior Year Misstatements When Quantifying Misstatements in Current Year Financial Statements" ("SAB 108"). SAB 108 provides guidance on how the effects of the carryover or reversal of prior year financial statement misstatements should be considered in quantifying a current year misstatement. Prior practice allowed the evaluation of materiality on the basis of (1) the error quantified as the amount by which the current year income was misstated ("rollover method") or (2) the cumulative error quantified as the cumulative amount by which the current year balance sheet was misstated ("iron curtain method"). The guidance provided by SAB 108 requires both methods to be used in evaluating materiality.  We are currently evaluating the method we will use and the effort, if any, the adoption of SAB 108 will have on our consolidated financial statements.

In September 2006, the FASB issued SFAS 157, "Fair Value Measurements." SFAS 157 simplifies and codifies guidance on fair value measurements under generally accepted accounting principles. This standard defines fair value, establishes a framework for measuring fair value and prescribes expanded disclosures about fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years, with early adoption permitted. We are currently evaluating the effect, if any, the adoption of SFAS 157 will have on our financial condition, results of operations and cash flows.

NOTE C - ACQUISITIONS

On May 16, 2006, we acquired ArtSelect, Inc. ArtSelect supplies home and office framed and unframed wall décor to retailers, catalogers, membership organizations, and consumers through both online and traditional retail and wholesale distribution channels.  The primary reason for the acquisition of ArtSelect was that it provided us with technology, business partners, and infrastructure to sell framed imagery.

In consideration, the stockholders of ArtSelect received $4.5 million of cash, $2.4 million in secured notes, and 10,000 shares of a21 convertible preferred stock valued at $3.15 million. The selling stockholders of ArtSelect also received warrants to purchase 750,000 shares of a21’s common stock at $1.00 per share valued at $0.50 per share or $375,000. We have also incurred approximately $214,000 in related transaction costs, which have been recorded as part of the purchase price.

($ in thousands)
Cash	$4,500
Convertible preferred stock	3,150
Seller secured notes	2,407
Warrants	375
Capitalized transaction costs	214
$10,646

The seller notes bear interest at 6% per year and mature on the earlier to occur of a change of control or May 15, 2009. The first year of interest on the notes will be accrued and added to the principal of the notes. After the first year, interest will be payable quarterly, in arrears. The notes are secured by substantially all the assets of ArtSelect (provided that, with respect to up to $3.0 million of the assets of ArtSelect, the notes are junior to the previously issued $15.5 million Senior Secured Notes described in Note J).

The value of the convertible preferred stock was determined using the as-if converted value of $3.15 million. On May 16, 2006, the holders of convertible preferred stock elected to exchange all of the convertible preferred stock for an aggregate of 4,200,000 shares of a21’s common stock at the minimum conversion price of $0.75 per share. Pursuant to the terms of the exchange agreement with such holders, the exchange stock was issued by a21 in August 2006 after we reincorporated in Delaware, pursuant to which a21 increased the number of authorized shares of its common stock in part to accommodate such exchange.

The Warrants expire four years from the closing date of the acquisition. The fair value of the warrants has been determined using a Black-Scholes model by applying the following assumptions: risk-free interest rate, 4.9%; volatility, 129%; underlying stock price, $0.64; exercise price, $1.00; term, 4 years.

The aggregate purchase price was approximately $10.6 million. The following summarizes the preliminary fair values assigned to the assets acquired and liabilities assumed at the date of acquisition, which are subject to adjustments to reflect the final purchase price allocation.

($ in thousands)
Tangible assets	$1,854
Identifiable intangible assets	3,820
Goodwill	5,899
Liabilities assumed	(927)
$10,646

PROFORMA EFFECT OF ACQUISITIONS

As previously disclosed in our Form 10-KSB/A filed for the year ended December 31, 2005, in October 2005, our UK-based SuperStock Limited subsidiary completed the acquisition of all of the outstanding stock of Ingram Publishing Limited (“Ingram”) from its stockholders.

The results of operations of ArtSelect and Ingram have been included in our consolidated financial statements since May 16, 2006 and October 12, 2005, respectively. The unaudited proforma information below presents the results of operations as if the acquisitions of ArtSelect and Ingram had occurred on the first day of the periods presented. The unaudited proforma information is presented for informational purposes only and is not intended to represent or be indicative of the results of operations of the combined companies had these events occurred at the beginning of the period presented nor is it indicative of future results:

($ in thousands, except per share amounts)	Nine months ended September 30,
	2006	2005
Total revenue	$18,009	$17,727

Net loss	(5,371)	(4,421)

Net loss per share attributed to common stockholder, basic and diluted	$(0.07)	$(0.10)

Proforma weighted average number of common shares outstanding, basic and diluted	79,226,938	43,174,723

NOTE D - INVENTORY

The major components of inventory are summarized as follows:

($ in thousands)	September 30, 2006	December 31, 2005

Framed art raw materials	537	—
Framed art finished goods	181	—
Compact disk product	104	156
	$822	$156

NOTE E - PROPERTY, PLANT AND EQUIPMENT

Property, plant, and equipment are summarized as follows:

($ in thousands)	September 30, 2006	December 31, 2005

Land and building	7,768	7,768
Office equipment and furnishings	760	375
Technology equipment	474	430
Software	363	147
Less: Accumulated depreciation	(1,602)	(1,118)
	$7,763	$7,602

Land and building were sold and leased back in a transaction accounted for as a financing transaction. The building is being depreciated over the twenty-year term of the related lease.

Depreciation expense was $487,000 and $498,000 for the nine months ended September 30, 2006 and 2005, respectively.

NOTE F - GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill is comprised of $5.9 million of goodwill associated with the acquisition of ArtSelect, $1.4 million of goodwill associated with the acquisition of SuperStock, and $1.2 million of goodwill associated with the acquisition of Ingram.

($ in thousands)
Goodwill at December 31, 2005	$2,263
SuperStock earn-out	200
Cumulative foreign currency translation of Ingram goodwill	156
ArtSelect goodwill	5,899
Goodwill at September 30, 2006	$8,518

Identifiable intangible assets, net of amortization at September 30, 2006 are as follows:

($ in thousands)	Cost	Accumulated Amortization	Foreign Currency Translation	Net	Average Useful Life (in months)

SuperStock non-compete covenants	$116	$(75)	$—	$41	48
Ingram license agreements	2,440	(488)	141	2,093	60
Ingram non-compete agreements	790	(263)	38	565	36
Ingram customer relationships	420	(140)	20	300	36
Ingram distribution agreements	270	(90)	13	193	36
Ingram trademark	220	(110)	8	118	24
ArtSelect intangible assets *	3,820	(286)	—	3,534	60
Intangible assets	$8,076	$(1,452)	$220	$6,844

* - preliminary estimate; completion of final valuation and purchase accounting adjustments are expected to be finalized by December 31 , 2006.  The most significant ArtSelect other intangible asset is expected to be customer relationships.

Amortization expense during the nine months ended September 30, 2006 and 2005 totaled $1.1 million and $22,000, respectively.

Approximate remaining annual amortization expense is as follows for each of the following years:  2006: $442,000, 2007: $1.8 million, 2008: $1.6 million, 2009: $1.3 million, and 2010: $1.1 million.

($ in thousands)
Intangible assets, net at December 31, 2005	$3,882
Cumulative foreign currency translation	269
ArtSelect intangible assets	3,820
Amortization expense	(1,127)
Intangible assets, net at September 30, 2006	$6,844

NOTE G - PHOTO COLLECTION AND CONTRACTS WITH PHOTOGRAPHERS

The gross book value of our photo collection as of September 30, 2006 and December 31, 2005 was $3.0 million and $2.6 million, respectively. The book value of the photo collection, net of accumulated amortization was $1.7 million at September 30, 2006 and December 31, 2005, respectively. Amortization expense was $394,000 and $368,000 for the nine months ended September 30, 2006 and 2005, respectively. Approximate remaining annual amortization expense is as follows for each of the following years: 2006: $137,000, 2007: $579,000, 2008: $185,000, 2009: $105,000, and 2010: $66,000.

The gross book value of contracts with photographers as of September 30, 2006 and December 31, 2005, were $1.3 million. The book value of contracts with photographers, net of accumulated amortization was $771,000 and $929,000 as of September 30, 2006 and December 31, 2005, respectively. Amortization expense was $157,000 and $154,000 for the nine months ended September 30, 2006 and 2005, respectively. Approximate remaining annual amortization expense is as follows for each of the following years: 2006: $53,000, 2007: $208,000, 2008: $169,000, 2009: $124,000, and 2010: $61,000.

NOTE H - MINORITY INTEREST

Minority interest represents 1,341,713 shares of SuperStock Seller Preferred held by the former owners of SuperStock at September 30, 2006, which is exchangeable for 4,025,139 shares of a21’s common stock. The SuperStock Seller Preferred has no voting rights, pays no dividend, and, except for exchange rights into common stock, it has no other special rights except a liquidation preference. In liquidation, it is senior to the common stock of SuperStock and has distribution rights to the greater of $3.4 million or 14% of the total liquidation distributions after creditors. The minority interest is valued as if it had been exchanged into a21’s common stock at the closing price on the day of the acquisition.

On June 30, 2006, we issued 375,012 shares of a21 common stock upon the conversion of 125,004 shares of the preferred stock of SuperStock, Inc. and on July 20, 2006, we issued 600,000 shares of a21 common stock upon the conversion of 200,000 shares of the preferred stock of SuperStock, Inc.

NOTE I - OPERATING SEGMENTS

Effective with the ArtSelect acquisition during May 2006, we operate in the following segments: Corporate, SuperStock, and ArtSelect. No customer represented 10% or more of our total revenue in the periods presented.

79% of our total revenues were based domestically in the U.S. for the nine months ended September 30, 2006, respectively. 85% and 71% of our total assets were based domestically in the U.S. as of September 30, 2006 and December 31, 2005, respectively.

The following table presents information about our segment activity as of September 30, 2006 and 2005 and for the nine months then ended:

Nine months ended September 30, 2006	Corporate	SuperStock	ArtSelect	Total

Revenue	—	8,943	4,407	13,350

Segment operating loss	(2,346)	(1,516)	62	(3,800)

Nine months ended September 30, 2005	Corporate	SuperStock	ArtSelect	Total

Revenue	—	6,703	-	6,703

Segment operating loss	$(799)	$(749)	-	$(1,548)

The SuperStock segment information for the nine months ended September 30, 2006 includes $1.5 million, respectively, of revenue and $441,000 of accounts receivable attributable to foreign distributors.

The SuperStock segment information for the nine months ended September 30, 2005, respectively, includes $1.3 million of revenue and $369,000 of accounts receivable attributable to foreign distributors.

The SuperStock segment information reflects the operation of foreign subsidiaries.

NOTE J - DEBT FINANCINGS

$15.5 Million Senior Secured Convertible Notes

During April 2006, we entered into a securities purchase agreement (“Purchase Agreement”) with certain purchasers and Queequeg Partners, LP, as agent (“Agent”), whereby we issued $15.5 million of 5% Senior Secured Convertible Notes (“Senior Convertible Notes”) in consideration for which we received net proceeds of $11.7 million in cash, after the repayment of certain outstanding debt of $3.3 million, exchange of Notes totaling $215,000 to retire warrants to purchase 637,500 shares of a21’s common stock, repayment of total interest due of $216,000, and the payment of a finder’s fee of $100,000. Queequeg Partners L.P. and Queequeg, Ltd. (each of which are affiliated with Ahab Capital Management, Inc., which was a 10% beneficial owner of a21’s common stock prior to April 27, 2006) (collectively “Ahab”), and StarVest Partners, LP (“StarVest”), which was a 10% beneficial owner of a21’s common stock prior to April 27, 2006, purchased a portion of the Notes sold in this transaction. As part of this transaction, we released $690,000 of certificate of deposits (“CDs”), which had been pledged by Ahab to secure the letter of credit issued by SuperStock in connection with its capital lease for our facility in Jacksonville, Florida and replaced the deposit with new CDs from the net proceeds of the financing.

The Senior Convertible Notes are secured by substantially all of our assets and are convertible into 23,846,149 of a21’s common stock at a minimum conversion price of $0.65 per share, subject to adjustment as provided in the Senior Convertible Notes. In addition, the conversion price of the Senior Convertible Notes may be adjusted based on a weighted average anti-dilution formula in the event of issuances of a21’s common stock at a price per share below $0.65. The minimum conversion price is set at $0.50 per share on a diluted basis. No such conversion price resets have occurred from issuance through September 30, 2006. The interest on the Senior Convertible Notes is payable quarterly in arrears, and the principal will be due and payable on March 31, 2011. If the 45-day volume weighted average price of a21’s common stock equals or exceeds $1 per share, the Senior Convertible Notes will automatically be converted into a21’s common stock under certain conditions.

The Senior Convertible Notes include customary events of default, including the failure to pay any principal or interest when due, the breach of any covenant or term or condition of the Senior Convertible Notes, the breach of any representation or warranty in the Purchase Agreement, Senior Convertible Notes or other documents executed in connection with the transactions contemplated thereby, defaults in the performance of any other indebtedness of greater than $500,000, the insolvency or bankruptcy, and the SEC issuing a stop trade order or suspension of trading relating to a21’s common stock.  Upon the occurrence of an event of default, each Note will become due and payable, either upon notice from the agent for the holders of Senior Convertible Notes at the direction of the holders of a majority of the outstanding principal amount of the Senior Convertible Notes or automatically, depending on the particular event of default.

Pursuant to the terms of the Purchase Agreement, for so long as StarVest beneficially owns at least 8,000,000 shares of a21’s common stock, StarVest has the right to name a designee to our Board of Directors. In addition, for so long as at least 40% of the aggregate principal amount of the Senior Convertible Notes is outstanding, we may not, without the prior written consent of the Agent, engage in certain activities or transactions, including, but not limited to, declaring dividends, liquidating, dissolving, effecting a reorganization or change of control, or incurring certain indebtedness. The Purchase Agreement also provides that the purchasers have a pro-rata “first right of refusal” to provide up to 25% of the amount of any additional financing the amount of which will be in excess of $2.0 million.

We also entered into a Registration Rights Agreement dated April 27, 2006, between a21 and the Agent, on its own behalf and on behalf of the holders of the Senior Convertible Notes. Pursuant to the Registration Rights Agreement, if the SEC has not declared effective a registration statement for the sale of the underlying shares of a21’s common stock by January 22, 2007, we will be obligated to pay the holder of the Senior Convertible Notes liquidated damages as provided in the Registration Rights Agreement up to a maximum of 24% of the proceeds of the Senior Convertible Notes.

We evaluated the terms of the Senior Convertible Notes to determine whether at issuance the conversion feature should be separated and measured at fair value under SFAS No. 133 “Derivative Instruments and Hedging Activities” (“SFAS 133”) and EITF Issue No. 00-19 “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock” (“EITF 00-19”).  The instrument should not be accounted for as “conventional convertible debt”, as defined EITF 00-19, as a result of the conversion price reset provisions described above. We determined that the embedded conversion feature is not required to be separated and accounted for as a liability or equity. With respect to the registration rights and the liquidated damages described above, we have determined that a discount on an unregistered share of the a21’s common stock subject to the registration rights agreement associated with the Senior Convertible Notes would exceed the liquidated damages.

As a result, we further evaluated whether the Senior Convertible Notes contained a beneficial conversion feature to be accounted for under EITF Issue No. 98-5 “Accounting for Convertible securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios” (“EITF 98-5”) and EITF Issue No. 00-27 “Application of Issue No. 98-5 to Certain Convertible Instruments”. At the commitment date of the Senior Convertible Notes, as defined, the initial conversion price of $0.65 per share exceeded the quoted market price of the a21’s common stock, therefore at issuance the embedded conversion feature was not beneficial.

In connection with the transactions described above, we repaid the $2.25 million 12% Senior Secured Note, dated as of February 22, 2005 and the $1.05 million 12% unsecured promissory notes dated February 29, 2004, and the interest due under these notes of $184,000 was paid on April 27, 2006 using a portion of the proceeds from the issuance of the Senior Convertible Notes equal to the full amount of the principal and interest due.

In connection with the repayment of the indebtedness described above, the following common stock purchase warrant agreements were terminated: Warrants expiring on February 21, 2007, granting the right to purchase 300,000 shares of a21’s common stock, at an exercise price of $0.188 per share, which was issued in connection with certain repaid Notes; and Warrants expiring on February 21, 2007, granting the right to purchase 337,500 shares of a21’s common stock, at an exercise price of $0.377 per share, which were also issued in connection with certain Notes. These Warrants, which had a fair value of approximately $261,000 on April 27, 2006, were returned to us and canceled in consideration of us issuing a portion of the Senior Convertible Notes in the aggregate principal amount equal to $215,000 (which is equal to the product of (i) the difference between the closing market price of a21’s common stock on March 30, 2006 ($0.62) and the exercise price of the warrants, and (ii) the number of shares of a21’s common stock issuable upon exercise of the warrants). The difference between the fair value of the warrants received and the amount of the Senior Convertible Notes issued, of approximately $46,000, is included as a reduction of warrant expense in our consolidated statement of operations for the nine months ended September 30, 2006.

Secured Notes - ArtSelect Sellers

In partial consideration for the sale of ArtSelect to a21, the stockholders of ArtSelect received $2.4 million in secured notes. The seller notes bear interest at 6% per year and mature on the earlier to occur of a change of control or May 15, 2009. The first year of interest on the notes will be accrued and added to the principal of the notes. After the first year, interest will be payable quarterly, in arrears. The notes are secured by substantially all the assets of ArtSelect (provided that, with respect to up to $3.0 million of the assets of ArtSelect, the notes are junior to the previously issued $15.5 million Senior Convertible Notes described above). The $2.5 million balance, including accrued interest, recorded on our condensed consolidated balance sheet at September 30, 2006 is included in the caption “Secured notes payable, net- related party”.

Warrant Liability

Pursuant to the provisions of EITF 00-19, we recorded the value of certain warrants as a current liability, with subsequent changes in fair value to be reflected in the consolidated statement of operations. The classification of the warrants was determined based upon the terms of the warrants relative to respective registration rights agreement. As of September 30, 2006 and December 31, 2005, the warrants were valued at $34,000 and $187,000, respectively. The change in valuation for the nine months ended September 30, 2006 was an expense of $108,000. This expense was offset by the $46,000 of income resulting from the cancellation of warrants valued at $261,000 exchanged for Senior Convertible Notes of $215,000, as described above, resulting in non-operating warrant income (expense) of $29,000 and ($62,000) for the nine months ended September 30, 2006.

NOTE K - LOAN PAYABLE ON BUILDING

During June 2004, we completed the sale and leaseback of the land and an approximately 73,000 square foot building in which our headquarters is located in Jacksonville , Florida. The facility was sold for $7.7 million and resulted in net proceeds of $7.5 million, of which $4.0 million was used to repay a bank note that was secured by a first mortgage on the facility and $1.6 million was used to repay other indebtedness to the selling stockholders of SuperStock. The building was leased back for a term of twenty years. The lease provides us with two five-year renewal options at specified payments.

Based on the terms of the leasing arrangement, the transaction does not qualify for sale recognition and has been accounted for as a financing transaction pursuant to SFAS No. 98, "Accounting for Leases". Accordingly, the accompanying financial statements reflect the net proceeds from the sale of the land and building as a loan payable with an effective interest rate of 10.1%. The building is included in property and equipment and is being depreciated on a straight-line basis over the twenty-year term of the lease.

The following table summarizes our annual maturities under the loan payable on building:

($ in thousands)
2006	$6
2007	35
2008	55
2009	80
2010	110
Thereafter	7,158
7,444
Less: Current Portion	(30)
Long Term Portion	$7,414

The current portion of the loan payable is included in other current liabilities.

NOTE L - CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ EQUITY

[1] Common and Preferred stock:

On June 19, 2006, a21’s Board of Directors approved a merger agreement pursuant to which, among other things, we would merge with and into its wholly owned subsidiary, a21,Inc., a Delaware corporation. On June 23, 2006, we obtained the approval of the terms of the merger agreement by a majority of our outstanding shares of common stock. The reincorporation became effective on July 31, 2006.

Our reincorporation in Delaware has not resulted in any change to our business operations or the location of our principal executive offices. The financial condition and results of operations of the surviving corporation immediately after the consummation of the merger were identical to the Company’s immediately prior to the consummation of the merger. In addition, the board of directors of the surviving corporation consists of those persons who were the Company’s directors immediately prior to the merger and individuals serving as executive officers of the Company immediately prior to the merger continue to serve as executive officers of the surviving corporation after the merger.

Pursuant to the reincorporation, the number of a21’s authorized shares of common stock was increased to 200,000,000 shares.

We are authorized to issue 100,000 shares of $.001 par value preferred stock having rights, preferences, and privileges which may be determined by our Board of Directors.

On March 6, 2006, we received $1.2 million in connection with the exercise of warrants to purchase 4,000,000 shares of a21’s common stock held by one of a21’s significant stockholders. The stockholder previously acquired the warrants from another of our significant stockholders, through a prior transaction. In connection with the exercise of the warrants, we set the exercise price of the warrants to $0.30 per unregistered share, which was approximately 10% less than what the exercise price would have been pursuant to the original terms of the warrants, but higher than the minimum $0.25 per unregistered share as stated in the warrant modification agreement. This accommodation was granted by us in order to facilitate the transaction. As a result of the repricing of the warrants, we recorded a deemed dividend of $157,000, increasing the net loss attributed to common stockholders.

In partial consideration for the acquisition of the outstanding stock of Ingram, the stockholders of Ingram also received 14,480 shares of a21’s preferred stock. On March 14, 2006, we issued 2,522,648 shares of a21 common stock upon the conversion of the preferred stock by the holders thereof. The preferred shares were converted into a21 common stock at a price per share of the a21 common stock of $0.574, the average of the closing price of the a21’s common stock for the 20 trading day period ending on March 13, 2006. At September 30, 2006 and December 31, 2005, there were none and 14,480 shares of preferred stock issued and outstanding, respectively.

In partial consideration for the sale of ArtSelect to a21, the stockholders of ArtSelect received 10,000 shares of a21 convertible preferred stock valued at $3.15 million. The convertible preferred stock fair value was determined using the as-if converted value of $3.15 million. On May 16, 2006, the holders of convertible preferred stock elected to exchange all of the convertible preferred stock for an aggregate of 4,200,000 shares of a21’s common stock at a per share price of $0.75. Pursuant to the terms of the exchange agreement with such holders, the exchange stock was issued by a21 during August 2006 after we reincorporated in Delaware, and, in connection therewith, increased the number of authorized shares of its common stock, in part, to accommodate such exchange.  The trading price of a21’s common stock was $.83 at the closing date of the ArtSelect acquisition, which was the commitment date of the convertible preferred stock, compared to the conversion price of $0.75 per share, resulting in beneficial conversion value of $336,000 on the May 16, 2006 acquisition date.  The conversion was contingent on the increase in authorized shares which subsequently occurred on July 31, 2006 as an increased to additional paid in capital and a charge retained earnings for $336,000.

On June 30, 2006, we issued 375,012 shares of a21 common stock upon the conversion of 125,004 shares of SuperStock Seller Preferred with a respective adjustment to equity of $210,000 representing the allocable, original fair value of the SuperStock Seller Preferred as if it had been exchanged into a21’s common stock at the closing price on the day of the acquisition.  On July 20, 2006, we issued 600,000 shares of a21 common stock upon the conversion of 200,000 shares of the SuperStock Seller Preferred with a respective adjustment to equity of $336,000 representing the allocable, original fair value of the SuperStock Seller Preferred as if it had been exchanged into a21’s common stock at the closing price on the day of acquisition.

In connection with the July 2006 settlement of certain claims made by a stockholder and three of his affiliates against us, we issued 450,000 shares of our common stock in exchange for a general release of all claims such persons may have had against us. We have recognized the related fair value of such shares of $139,000 as settlement expense included in general operating expense in our Statement of Operations, with a corresponding increase to additional paid in capital during the nine months ended September 30, 2006. The fair value was determined based upon the prevailing common stock trading market price per share at the time the agreement was reached.

[2] Stock options and warrants:

Stock options and warrants have been granted to officers, directors and employees based upon employment agreements and other grants at the discretion of the Board of Directors. Warrants have been granted through other financing and investment agreements with certain of our investors.

As discussed above, on March 6, 2006, we received $1.2 million in connection with the exercise of common stock warrants.

In partial consideration of the acquisition of ArtSelect by a21, the stockholders of ArtSelect received warrants to purchase 750,000 shares of a21’s common stock at $1.00 per share valued at $0.50 each, or $375,000.

On February 16, 2006, an information statement was mailed or furnished to our stockholders in connection with the authorization and approval by a majority of the Board of Directors of the 2005 Plan at a meeting held on March 10, 2005 and the subsequent adoption of such corporate action by written consent on February 9, 2006 of a majority of our stockholders. Such adoption constitutes the approval and consent of the action. The 2005 Plan provides for the grant of options, stock appreciation rights (“SARs”), performance share awards, restricted stock, and unrestricted stock of up to an aggregate of 6,000,000 shares of common stock to officers, employees, and independent contractors of ours or our affiliates. If any award expires, is cancelled, or terminates unexercised or is forfeited, the number of shares subject thereto is again available for grant under the 2005 Plan. Stock options issued under the 2005 Plan typically have a five-year term and vest pro-rata over that term except when otherwise adapted to specific terms per executive management agreements and their respective terms. The exercise price typically shall be no less than the fair market value of a share of a21’s common stock on the date of grant of the options. See Note B [22]. As of September 30, 2006 there were 748,308 shares available for grant under the 2005 Plan.

Pursuant to our 2002 Directors, Officers And Consultants Stock Option, Stock Warrant And Stock Award Plan, as amended (the "2002 Plan"),  3,000,000 shares of a21 common stock are reserved for issuance. The 2002 Plan authorizes our board of directors to issue warrants, options, restricted or unrestricted common stock, and other awards to our employees, consultants and directors and our affiliates. Certain options and warrants to be granted under the 2002 Plan are intended to qualify as Incentive Stock Options (“ISOs”) pursuant to Section 422 of the Internal Revenue Code of 1986, as amended, while other options and warrants granted under the 2002 Plan will be nonqualified options or warrants which are not intended to qualify as ISOs. A committee selected by our Board of Directors has the authority to approve option grants and the terms, which include the option price and the vesting terms. Options granted under the 2002 Plan expire after a ten-year period and are subject to acceleration upon the occurrence of certain events. As of September 30, 2006 and December 31, 2005 there were 496,264 shares available for grant under the 2002 Plan.

[3] Deferred Compensation:

Grants of a21 restricted common stock made prior to January 1, 2006 to certain directors and officers totaling 3,190,000 shares, valued at fair value per the respective market trading prices at the time of the grants, resulted in unamortized deferred compensation of $115,000 included in the consolidated balance sheet for the unvested portion of such compensation at December 31, 2005. The deferred compensation was reversed upon the adoption of SFAS 123(R) effective January 1, 2006.

NOTE M - COMMITMENTS AND OTHER MATTERS

[1] Lease commitments

As described in Notes E and K above, we have capitalized our facility under the terms of a sale and leaseback transaction. In September 2004, we entered into an agreement to sublease a significant portion of its facility for a term of six years with an option to renew for an additional two-year term. The sublease requires monthly rent payments to us beginning in November 2004 with annual increases through the term of the sublease. The total lease payments in accordance with the terms of the agreement are $3.5 million. Rental income is recognized on a straight-line basis over the term of the sublease, and the excess of rental income recognized over rental payments received is recorded as deferred rent receivable of $564,000 and $541,000 at September 30, 2006 and December 31, 2005, respectively.

In a lease agreement for SuperStock Limited in the UK, we sublet the entire facility to a third party as of June 2002, until the expiration of the lease in 2014. In accordance with the lease agreement, our UK subsidiary would be liable for approximately $90,000 per year under the covenants in the lease in the event the lessee who has sublet the facility is unable to perform under such terms.

[2] Lease Deposit Arrangement

A security deposit is required under the capital lease agreement for our facility in Florida. The lease deposits of $750,000 are is included in restricted cash non-current assets as of September 30, 2006.

[3] Settlement:

In connection with the July 2006 settlement of certain claims made by a stockholder and three of his affiliates against us, we issued 450,000 shares of a21 common stock in exchange for a general release of all claims such persons may have had against us. We have recognized the related value of such shares of $139,000 as settlement expense included in general operating expenses in our Statement of Operations for the nine months ended September 30, 2006.

[4] Legal:

We are involved in various claims and lawsuits in the ordinary course of business. Management believes that there are no such matters outstanding that would have a material adverse effect on our results of operations and financial position.

[5] Employment Agreements

On July 20, 2006, our Board of Directors increased the base salary of our then Chairman and Chief Executive Officer to $175,000 per year. He was also granted an option to purchase 650,000 shares of our common stock at a purchase price of $0.65 per share. The fair value of these options of approximately $160,000 was being accounted for as compensation expense under SFAS 123R over the vesting period. The options were exercisable as to 25% of the total shares represented thereby on each of October 31, 2006, April 30, 2007, October 31, 2007, and April 30, 2008.  See Note N [2] below regarding the resignation of this officer effective October 9, 2006.

On July 20, 2006, our Board of Directors increased the base salary of our Vice President and Chief Financial Officer to $135,000 per year. He was also granted an option to purchase 200,000 shares of our common stock at a purchase price of $0.65 per share. The fair value of these options of approximately $47,000 is being accounted for as compensation expense under SFAS 123R over the vesting period.  The options are exercisable as to 25% of the total shares represented thereby on each of December 31, 2006, June 30, 2007, December 31, 2007, and June 30, 2008. The stock options granted shall vest immediately upon a change in control as defined in the agreement.

We appointed an interim President and Chief Operating Officer whom is also a member of our Board of Directors. We entered into an employment agreement with him pursuant to which, effective June 19, 2006, he received a salary of $20,000 per month and a one-time bonus of $30,000. He was granted options to purchase 400,000 shares of a21's common stock, exercisable at $0.46 per share, all of which will vest on December 31, 2006 and expire on June 19, 2011. The fair value of these options of approximately $120,000 is being accounted for as compensation expense under SFAS 123R over the vesting period.  The employment agreement had a term of six months.  See Note N [2] below regarding the resignation of this interim officer effective October 9, 2006.

We terminated the employment of our then President on June 19, 2006. Pursuant to the terms of a termination agreement between us and our then President, dated June 29, 2006, he resigned from the a21 and SuperStock Board of Directors and from any other positions he held with our subsidiaries. Pursuant to the termination agreement, we will pay him severance of approximately $53,000, in installments over approximately five months in accordance with our normal bi-monthly payroll cycle. In addition, we accelerated the vesting of 100,000 of his unvested stock options, and also agreed that his vested and unexercised stock options totaling 500,000 shares could be exercised on a cashless basis until their expiration date of September 19, 2006.  Pursuant to the agreement he may not sell any shares of a21's common stock, including restricted shares owed or shares owed upon exercise of his vested option prior to their expiration, until June 19, 2007, except that he may sell up to 350,000 shares in a private transaction with a third party. The resignation from our Board of Directors did not result from a disagreement with the Company on any matter relating to our operations, policies, or practices.  The modification of vesting of his stock options resulted in additional fair value of approximately $16,000 which was recognized as compensation expense during the nine months ended September 30, 2006.

We terminated the employment of our then Chief Creative Officer on May 25, 2006. Pursuant to the terms of an agreement between us and our then Chief Creative Officer, dated June 12, 2006, he agreed that his employment with us terminated as of May 25, 2006 and he also resigned from the a21 and SuperStock Board of Directors and from any other positions he held with our subsidiaries. Pursuant to the agreement, we will pay him severance of $120,000, in installments in accordance with our normal payroll practices. In addition, we accelerated the vesting of 62,500 of his unvested shares of restricted stock and 100,000 of his unvested stock options. We also agreed that he may exercise all of his vested stock options totaling 300,000 shares until the earlier of (i) the date such vested stock options would otherwise have expired by their terms, or (ii) May 25, 2007. In addition, he acknowledged and agreed that all right, title and interest in and to the approximately 1,205 images he photographed while an employee of SuperStock are the sole and exclusive property of the SuperStock. The resignation from our Board of Directors did not result from a disagreement with the Company on any matter relating to our operations, policies, or practices.  The modification of vesting and the extension of the exercise period of his vested stock options resulted in additional fair value of approximately $54,000, which was recognized as compensation expense during the nine months ended September 30, 2006.

NOTE N - SUBSEQUENT EVENTS

[1] Non-Employee Director Compensation Plan

On October 6, 2006, we adopted a compensation plan for its non-employee directors for the next twelve months.  As of October 9, 2006, each non-employee member of the Board of Directors received 72,727 restricted shares of a21’s common stock.  The shares of restricted stock vest one year from the date of grant.  In addition, each non-employee director will be paid $5,000 per quarter for service in the next four quarters, beginning with the fourth quarter of 2006.

[2] Employment and Advisory Agreements
We entered into an employment agreement with John Z. Ferguson, our Chief Executive Officer, on September 28, 2006, effective as of October 9, 2006.  The agreement continues for a term of 36 months unless earlier terminated as described in the agreement. Pursuant to the agreement, he is entitled to receive an annual base salary of $250,000, a signing bonus of $25,000 and an annual bonus as described in the agreement.  He was granted options to purchase 500,000 shares of our common stock at a purchase price of $0.275 per share and 500,000 restricted shares of our common stock.  Options to purchase 62,500 shares and 62,500 restricted shares will vest on the six month anniversary date of the effective date of Mr. Ferguson’s employment agreement and the remainder of the options and restricted stock will vest in forty-two equal monthly installments on the first day of each month thereafter such that all of such options and restricted stock will be vested by the forty-eight month anniversary date of the employment agreement.  The options expire on October 9, 2011.  The employment agreement also (1) provides that all unvested options and restricted shares vest immediately upon a change in control and (2) includes a confidentiality covenant, a non-competition covenant and contains a prohibition on the solicitation of the employees, suppliers, vendors and customers of a21 and SuperStock.  Mr. Ferguson was also appointed to a21’s Board of Directors, effective October 9, 2006.

We entered into an employment agreement with Philip N. Garfinkle, pursuant to which he was appointed our Executive Chairman, effective October 9, 2006; Mr. Garfinkle resigned his position as our interim President and Chief Operating Officer.  This agreement supersedes in its entirety Mr. Garfinkle’s previous employment agreement with a21 dated June 27, 2006.  Pursuant to the agreement, he is entitled to receive an annual base salary of $165,000, a signing bonus of $25,000 and an annual bonus as described in the agreement. He was granted options to purchase 500,000 shares of our common stock at a purchase price of $0.275 per share and 500,000 restricted shares of our common stock.  Options to purchase 214,280 shares and 214,280 restricted shares will vest on the six month anniversary of the effective date of Mr. Garfinkle’s employment agreement and the remainder of the options and restricted stock will vest in monthly installments on the first day of each month thereafter such that all of such options and restricted stock will be vested by December 31, 2007, the termination date of the employment agreement.  The options expire on October 9, 2011.  The employment agreement also (1) provides that all unvested options and restricted shares vest immediately upon a change in control and (2) includes a confidentiality covenant, a non-competition covenant and contains a prohibition on the solicitation of the employees, suppliers, vendors and customers of a21 and SuperStock.

On October 9, 2006, we entered into an advisory agreement with Albert H. Pleus, pursuant to which Mr. Pleus resigned his position as Chief Executive Officer and all other positions he had with a21 or any of its subsidiaries, except that he did not resign from his position as director of a21.  Pursuant to this agreement, Mr. Pleus’ prior employment agreement with a21 was terminated.  Mr. Pleus will receive $150,000 for his services to a21.  In addition, unvested options to purchase 525,000 shares of a21’s common stock were deemed vested and unvested options to purchase 325,000 shares of a21’s common stock were cancelled, resulting in Mr. Pleus owning vested options to purchase an aggregate of 1,125,000 shares, including 600,000 previously vested from a grant in 2005.  The exercise period of all vested options was extended to January 31, 2008 and he was granted the right to exercise all vested options on a cashless basis. The advisory agreement has a term of twelve months, however due to the nature of its terms, the cash to be paid for services, and the estimated incremental fair value resulting from the modifications to the stock options will be recorded as consulting expense during the quarter ended December 31, 2006.

REPORT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF LCJ ACQUISITIONS LIMITED

We have audited the consolidated balance sheets of LCJ Acquisitions Limited and its subsidiary companies (“the Group”) and the company balance sheets of LCJ Acquisitions Limited (“the Company”) as at 31 May 2004 and 31 May 2005 and the related statements of income, changes in stockholders’ equity and cash flows of the Group for the period ended 31 May 2004 and the year ended 31 May 2005. These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our auditors.

We conducted our audit in accordance with United Kingdom Auditing Standards issued by the Auditing Practices Board.  An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements.  It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the company's circumstances, consistently applied and adequately disclosed.

We conducted our audits in accordance with generally accepted auditing standards in the United Kingdom and in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and the significant estimates made by the management, as well as evaluating the overall annual accounts presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Group and the Company as at 31 May 2004 and 31 May 2005 and the result of the operations, changes in its stockholders’ equity and cash flows of the Group for the period ended 31 March 2004 and the year ended 31 March 2005, in conformity with accounting principles generally accepted in the United Kingdom.  In addition they present fairly, in all material respects, the financial position of the Group and the Company as at 31 May 2004 and 31 May 2005 and the results of the Group’s operations for the period ended 31 May 2004 and the year ended 31 May 2005, in conformity with accounting principles generally accepted in the United States of America.

BAKER TILLY

Registered Auditor
Chartered Accountants
2 Bloomsbury Street
London WC1B 3ST
United Kingdom

20 December 2005

LCJ ACQUISITIONS LIMITED

CONSOLIDATED STATEMENT OF INCOME
FOR THE YEAR ENDED 31 MAY 2005

	Notes	Year Ended 31.5.05 £	Period 23.2.04 to 31.5.04 £
TURNOVER	2	1,673,763	371,490

Cost of sales		(337,259)	(67,270)
GROSS PROFIT		1,336,504	304,220

Administrative expenses		(1,036,221)	(169,269)
		300,283	134,951

Other operating income	3	4,329	-
OPERATING PROFIT	2	304,612	134,951

Interest receivable and similar income		464	-
		305,076	134,951
Interest payable and similar charges		(73,098)	(21,473)
PROFIT ON ORDINARY ACTIVITIES BEFORE TAXATION		231,978	113,478
Tax on profit on ordinary activities	5	(102,290)	(41,542)
PROFIT FOR THE FINANCIAL YEAR AFTER TAXATION		129,688	71,936
RETAINED PROFIT FOR THE YEAR FOR THE GROUP	16	129,688	71,936

LCJ ACQUISITIONS LIMITED

CONSOLIDATED BALANCE SHEET
31 MAY 2005

	Notes	2005	2004
		£	£
FIXED ASSETS
Intangible assets	7	1,853,877	1,952,834
Tangible assets	8	49,058	11,976
Investments		-	-
		1,902,935	1,964,810

CURRENT ASSETS
Stocks	10	31,499	21,499
Debtors	11	310,560	388,147
Cash at bank and in hand		92,152	196,778
		434,211	606,424
CREDITORS
Amounts falling due within one year	12	(740,081)	(775,386)
NET CURRENT LIABILITIES		(305,870)	(168,962)
TOTAL ASSETS LESS CURRENT
LIABILITIES		1,597,065	1,795,848

CREDITORS
Amounts falling due after more than one year	13	(716,084)	(1,047,099)

PROVISIONS FOR LIABILITIES
AND CHARGES	14	(4,357)	(1,813)
		876,624	746,936

CAPITAL AND RESERVES
Called up share capital	15	4,000	4,000
Share premium	17	671,000	671,000
Profit and loss account	16	201,624	71,936
SHAREHOLDERS' FUNDS		876,624	746,936

ON BEHALF OF THE BOARD:
J A Bohill - Director Approved by the Board on 20 December 2005

LCJ ACQUISITIONS LIMITED

COMPANY BALANCE SHEET
31 MAY 2005

	Notes	2005	2004
FIXED ASSETS		£	£
Investments	9	2,070,590	2,070,590

CURRENT ASSETS
Debtors	11	-	19,056
Cash at bank		-	247
-			19,303
CREDITORS
Amounts falling due within one year	12	(364,677)	(367,794)
NET CURRENT LIABILITIES
		(364,677)	(348,491)
TOTAL ASSETS LESS CURRENT LIABILITIES		1,705,913	1,722,099

CREDITORS
Amounts falling due after more than one year	13	(701,208)	(1,047,099)
		1,004,705	675,000
CAPITAL AND RESERVES
Called up share capital	15	4,000	4,000
Share premium	17	671,000	671,000
Profit and loss account	16	329,705	-
SHAREHOLDERS' FUNDS		1,004,705	675,000

ON BEHALF OF THE BOARD:
J A Bohill - Director Approved by the Board on 20 December 2005

LCJ ACQUISITIONS LIMITED

CONSOLIDATED CASHFLOW STATEMENT
FOR THE YEAR ENDED 31 MAY 2005

	Notes	Year ended 31.5.05 £	Period 23.2.04 to 31.5.04 £

Cash flow from operating activities	18a	479,413	134,979

Returns on investments and servicing of finance	18b	(78,469)	(13,679)

Taxation		(148,187)	(35,172)

Capital expenditure and servicing of finance	18c	(6,594)	(1,846)

Acquisitions and disposals	18d	-	(1,859,603)

CASH INFLOW/(OUTFLOW) BEFORE FINANCING		246,163	(1,775,321)

Financing	18e	(355,832)	1,972,099

(DECREASE)/INCREASE IN CASH IN THE PERIOD		(109,669)	196,778

RECONCILIATION OF NET CASH FLOW TO MOVEMENT IN FUNDS

	2005 £	2004 £

(Decrease)/increase in cash in the year	(109,669)	196,778

Cash used to decrease/(received from increase) in debt financing	355,832	(1,407,099)

New finance leases	(34,149)	-

Net debt at 1 June 2004	(1,210,321)	-

Net debt at 31 May 2005	(998,807)	(1,210,321)

LCJ ACQUISITIONS LIMITED

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 MAY 2005

1.          ACCOUNTING POLICIES

             Accounting convention

The financial statements have been prepared under the historical cost convention and in accordance with applicable accounting standards in the United Kingdom.  Notes 23 and 24 reconcile the net assets and profits under UK accounting standards to those under USA generally accepted accounting principles.

             Basis of consolidation

The group financial statements consolidate the financial statements of LCJ Acquisitions Limited and its subsidiaries made up to 31 May 2005.  No profit or loss account is presented for LCJ Acquisition Limited.

Purchased goodwill which represents the excess of the purchase price over the fair value of the net assets acquired is reviewed at the time of each individual acquisition and is amortised over 20 years.

             Turnover

Turnover represents net invoiced sales of goods, excluding value added tax.

             Tangible fixed assets

Depreciation is provided at the following annual rates in order to write off each asset over its estimated useful life.

             Plant and machinery etc                                       between 15% and 20% on reducing balance

             Stocks

Stocks are valued at the lower of cost and net realisable value, after making due allowance for obsolete and slow moving items.

             Deferred tax

Deferred tax is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date.

             Foreign currencies

Assets and liabilities in foreign currencies are translated into sterling at the rates of exchange ruling at the balance sheet date.  Transactions in foreign currencies are translated into sterling at the rate of exchange ruling at the date of transaction. Exchange differences are taken into account in arriving at the operating result.

             Hire purchase and leasing commitments

Assets obtained under hire purchase contracts or finance leases are capitalised in the balance sheet.  Those held under hire purchase contracts are depreciated over their estimated useful lives.  Those held under finance leases are depreciated over their estimated useful lives or the lease term, whichever is the shorter.

The interest element of these obligations is charged to the profit and loss account over the relevant period.  The capital element of future payments is treated as a liability.

Rentals paid under operating leases are charged to the profit and loss account as incurred.

LCJ ACQUISITIONS LIMITED

NOTES TO THE FINANCIAL STATEMENTS - continued
FOR THE YEAR ENDED 31 MAY 2005

2.          TURNOVER

The group’s turnover and operating profit were all derived from its principal activity of publishing. A geographical analysis of turnover is not given.

The operating profit is stated after charging:

	Year ended 31.5.05 £	Period 23.2.04 to 31.5.04 £
Amortisation of goodwill	98,957	26,298
Depreciation	4,161	2,168
Auditors' remuneration	3,750	904
Directors' emoluments and other benefits etc	199,669	45,016

3.          OTHER OPERATING INCOME

	Year ended 31.5.05 £	Period 23.2.04 to 31.5.04 £
Foreign currency exchange gains	4,329	-

4.          INTEREST PAYABLE

	Year ended 31.5.05 £	Period 23.2.04 to 31.5.04 £
On bank loans and overdrafts	70,872	21,473
Interest element of hire purchase and finance lease payments	2,226	-
Tax on profit on ordinary activities	73,098	21,473

5.          TAXATION

 Analysis of the tax charge

The tax charge on the profit on ordinary activities for the year was as follows:

	Year ended 31.5.05 £	Period 23.2.04 to 31.5.04 £
Current tax:
UK corporation tax	99,746	39,729
Deferred tax	2,544	1,813
Tax on profit on ordinary activities	102,290	41,542

LCJ ACQUISITIONS LIMITED

NOTES TO THE FINANCIAL STATEMENTS - continued
FOR THE YEAR ENDED 31 MAY 2005

5.        TAXATION (continued)

	Year ended 31.5.05 £	Period 23.2.04 to 31.5.04 £
The tax charge for the year differs from a charge based on the standard rate of corporation tax in the UK (30%). The differences are explained below:
Profit on ordinary activities before tax	231,978	113,478

Profit on ordinary activities before tax multiplied by the standard rate of corporation tax in the UK (30%)	69,593	34,043
Effects of:
Expenses not deductible for tax purposes	22,179	7,499
Capital allowances in excess of deprecation	(2,544)	(1,813)
Small companies rate relief	10,518	-

Tax charge for the year	99,746	39,729

6.          PROFIT OF PARENT COMPANY

The profit of the parent company for the year ended 31 May 2005 amounted to £329,705 (2004: £Nil).

7.          INTANGIBLE FIXED ASSETS

Group	Goodwill £

COST
At 1 June 2004 and 31 May 2005	1,979,132

Amortisation
At 1 June 2004	26,298
Charge for the year	98,957

At 31 May 2005	125,255

NET BOOK VALUE
At 31 May 2005	1,853,877
At 31 May 2004	1,952,834

LCJ ACQUISITIONS LIMITED

NOTES TO THE FINANCIAL STATEMENTS - continued
FOR THE YEAR ENDED 31 MAY 2005

   8.          TANGIBLE FIXED ASSETS

Group	Plant and machinery etc £
COST
At 1 June 2004	14,144
Additions	41,243
At 31 May 2005	55,387

DEPRECIATION
At 1 June 2004	2,168
Charge for year	4,161
At 31 May 2005	6,329

NET BOOK VALUE
At 31 May 2005	49,058
At 31 May 2004	11,976

The net book value of the group’s fixed assets includes £34,649 (2004: £Nil) in respect of assets held under finance lease and hire purchase contracts.

9.          FIXED ASSET INVESTMENTS

Company	Unlisted investments £
COST
At 1 June 2004 and 31 May 2005	2,413,590

PROVISIONS
At 1 June 2004 and 31 May 2005	343,000

NET BOOK VALUE
At 31 May 2005	2,070,590
At 31 May 2004	2,070,590

LCJ ACQUISITIONS LIMITED

NOTES TO THE FINANCIAL STATEMENTS - continued
FOR THE YEAR ENDED 31 MAY 2005

    9.         FIXED ASSETS INVESTMENTS - continued

The group holds more than 20% of the equity of the following companies:

Subsidiaries

Ingram 1001 Limited
Nature of business: Dormant

Class of shares:	% holding
Ordinary	100.00

	2005	2004
	£	£
Aggregate capital and reserves	1,000	1,000

Ingram Publishing Limited (subsidiary of Ingram 1001 Limited)
Nature of business: Publishers

Class of shares:	% holding
Ordinary	100.00

	2005	2004
	£	£
Aggregate capital and reserves	138,632	189,692
Profit for the year/period	343,022	474,247

10.       STOCKS

	Company
	2005	2004	2005	2004
Group	£	£	£	£
Goods for resale and consumables	31,499	21,499	-	-

11.        DEBTORS: AMOUNTS FALLING DUE WITHIN ONE YEAR

	Company
	2005	2004	2005	2004
Group	£	£	£	£
Trade debtors	305,322	385,183	-	-
Amounts owed by group undertakings	-	-	-	19,056
Prepayments	5,238	2,964	-	-
	310,560	388,147	-	19,056

LCJ ACQUISITIONS LIMITED

NOTES TO THE FINANCIAL STATEMENTS - continued
FOR THE YEAR ENDED 31 MAY 2005

12.       CREDITORS: AMOUNTS FALLING DUE WITHIN ONE YEAR

	Company
	2005	2004	2005	2004
Group	£	£	£	£
Bank loans and overdrafts	352,718	250,000	352,718	250,000
Hire purchase contracts	12,157	-	-	-
Trade creditors	111,614	154,514	-	-
Corporation tax	143,234	191,675	-	-
Other taxation and social security	26,638	21,159	-	-
Other creditors and accruals	93,720	158,038	11,959	117,794
	740,081	775,386	364,677	367,794

13.       CREDITORS: AMOUNTS FALLING DUE AFTER MORE THAN ONE YEAR

	Company
	2005	2004	2005	2004
Group	£	£	£	£
Bank loans	605,033	950,924	605,033	950,924
Hire purchase contracts	14,876	-	-	-
Other creditors	96,175	96,175	96,175	96,175
	716,084	1,047,099	701,208	1,047,099

Bank loans and overdrafts above and in note 12 amounting to £957,751 (2004:£1,200,924) are secured by a fixed and floating charge over the assets of the company and its subsidiaries.

The above amounts are repayable as follows:

	Company
	2005	2004	2005	2004
Group	£	£	£	£
Overdrafts - on demand	5,043	-	5,043	-
Loans - within one year	347,675	250,000	347,675	250,000
Loans - within one to two years	400,000	347,675	400,000	347,675
Loans - within two to five years	205,033	603,249	205,033	603,249
	957,751	1,200,924	957,751	1,200,924

Hire purchase liabilities above and in note 12 are secured on the related assets.

14.     PROVISIONS FOR LIABILITIES AND CHARGES

	Group
	2005	2004
	£	£
Deferred tax - accelerated capital allowances	4,357	1,813

LCJ ACQUISITIONS LIMITED

NOTES TO THE FINANCIAL STATEMENTS - continued
FOR THE YEAR ENDED 31 MAY 2005

15.        CALLED UP SHARE CAPITAL

Authorised:

Number:	Class:	Nominal value:	2005	2004
			£	£
200,000	Ordinary	£0.01	2,000	2,000
300,000	Preference	£0.01	3,000	3,000

Allotted, issued and fully paid:

Number:	Class:	Nominal value:	2005	2004
			£	£
100,000	Ordinary	£0.01	1,000	1,000
300,000	Preference	£0.01	3,000	3,000
			4,000	4,000

The company was formed on 23 February 2004 with an authorised share capital of 1,000 ordinary shares of £1 each.  On 4 March 2004 the authorised share capital of 1,000 ordinary shares of £1 each was sub-divided into 100,000 ordinary shares of £0.01 each.  On the same date the authorised share capital was increased to 200,000 ordinary shares of £0.01 each and 300,000 preference shares of £0.01 each.

On the company’s formation, 2 ordinary shares of £1 each were issued.  On 4 March 2004 these shares were sub-divided into 200 ordinary shares of £0.01 each. Also on that date, 70,800 ordinary shares were allotted at a price of £3.21 per share, and 300,000 preference shares were allotted at par.  The purpose of these issues was to raise initial working capital.

On 9 March 2004, 9,000 ordinary shares were allotted for cash at a price of £7.78 and a further 20,000 shares were allotted at a value of £18.75 per share in part consideration for the transfer of the entire share capital in Ingram 1001 Limited to the company.

16.        PROFIT AND LOSS ACCOUNT RESERVES

	Company
Group	2005	2004	2005	2004
	£	£	£	£
At 1 June 2004	71,936	-	-	-
Retained profit for the year	129,688	71,936	329,705	-
At 31 May 2005	201,624	71,936	329,705	-

17.        RESERVES AND RECONCILIATION OF MOVEMENTS IN SHAREHOLDERS’ FUNDS

GROUP	Share capital	Share premium	Profit and loss account	Total shareholders’ funds
	£	£	£	£
At 23 February 2004	-	-	-	-
Issue of shares	4,000	671,000	-	675,000
Retained profit for the period	-	-	71,936	71,936

At 31 May 2004	4,000	671,000	71,936	746,936
Retained profit for the year	-	-	129,688	129,688

At 31 May 2005	4,000	671,000	201,624	876,624

LCJ ACQUISITIONS LIMITED

NOTES TO THE FINANCIAL STATEMENTS - continued
FOR THE YEAR ENDED 31 MAY 2005

17.        RESERVES AND RECONCILIATION OF MOVEMENTS IN SHAREHOLDERS’ FUNDS - continued

COMPANY	Share capital	Share premium	Profit and loss account	Total shareholders’ funds
	£	£	£	£
At 23 February 2004	-	-	-	-
Issue of shares	4,000	671,000	-	675,000
Retained profit for the period	-	-	-	-

Ata 31 May 2004	4,000	671,000	-	675,000
Retained profit for the year	-	-	329,705	329,705
At 31 May 2005	4,000	671,000	329,705	1,004,705

18.          CASH FLOWS

		Year ended 31.5.05 £	Period 23.2.04 to 31.5.04 £
a	Reconciliation of operating profit to net cash inflow from operating activities
	Operating profit	304,612	134,951
	Depreciation	4,161	2,168
	Amortisation of goodwill	98,957	26,298
	Increase in stock	(10,000)	(5,576)
	Decrease/(increase) in debtors	77,587	(70,566)
	Increase in creditors	4,096	47,704

	Net cash flow from operating activities	479,413	134,979

b	Returns on investments and servicing of finance
	Interest received	464	-
	Interest paid	(76,707)	(13,679)
	Interest element of hire purchase and finance lease payments	(2,226)	-

		(78,469)	(13,679)

c	Capital expenditure and financial investments
	Payments to acquire tangible fixed assets	(6,594)	(1,846)

d	Acquisitions and disposals
	Payments to acquire subsidiary undertakings (note 19)	-	(1,859,603)

e	Financing
	Issue of ordinary and preference share capital	-	675,000
	Bank loans	(248,216)	1,200,924
	Related party loan	-	96,175
	Hire purchase and finance lease payments	(7,616)	-
	Payment of deferred consideration	(100,000)	-

		(355,832)	1,972,099

LCJ ACQUISITIONS LIMITED

NOTES TO THE FINANCIAL STATEMENTS - continued
FOR THE YEAR ENDED 31 MAY 2005

18. CASH FLOWS - continued

f Analysis of changes in net debt - Year ended 31 May 2005

	At 1 June 2004 £	Cash flow £	Non-cash change £	At 31 May 2005 £

Cash in hand , at bank	196,778	(104,626)	-	92,152
Bank overdrafts	-	(5,043)	-	(5,043)

	196,778	(109,669)	-	87,109
Finance leases	-	7,616	(34,649)	(27,033)
Debt due within one year	(360,000)	2,325	-	(357,675)
Debt due after more than one year	(1,047,099)	345,891	-	(701,208)

	(1,210,321)	246,163	(34,369)	(998,807)

Analysis of changes in net debt - period ended 31 May 2004

	At 23 February 2004 £	Cash flow £	Non-cash changes £	At 31 May 2004 £

Cash at bank and in hand	-	196,778	-	196,778
Debt due within one year	-	(360,000)	-	(360,000)
Debt due after more than one year	-	(1,047,099)	-	(1,047,099)

	-	(1,210,321)	-	(1,210,321)

19. NET EFFECT OF ACQUISITIONS

		Fair value
	Purchase price £	to the group £	Goodwill £

Goodwill arising on acquisitions in the period to 31 May 2004 comprises:
Ingram 1001 Limited	2,060,590	81,458	1,979,132

The purchase price was satisfied by:	£

Cash consideration	1,863,500
Deferred consideration	110,000
Acquisition costs	98,090

2,060,590

CJ ACQUISITIONS LIMITED

NOTES TO THE FINANCIAL STATEMENTS - continued
FOR THE YEAR ENDED 31 MAY 2005

19. (i) NET EFFECT OF ACQUISITIONS - continued

£
The fair value of the assets of Ingram 1001 Limited acquired by the company comprises:
Tangible fixed assets	12,298
Stocks	15,923
Debtors	317,581
Cash	90,987
Creditors due within one year	(355,331)

81,458

The net cash outflow in respect of acquisition comprises:

Cash consideration	1,863,500
Acquisition costs	87,090
Cash held by acquired subsidiary undertakings	(90,987)

1,859,603

20. OPERATING LEASE COMMITMENTS

	Company
Group	2005 £	2004 £	2005 £	2004 £

At 31 May 2004 group companies had annual commitments under non-cancellable operating leases, as follows:
Land and buildings -
expiring after more than five years	24,000	24,000	-	-

21.        RELATED PARTY TRANSACTIONS

The company’s subsidiary, Ingram Publishing Limited, occupies premises that are owned by LAL Ingram, a director.  Rent payable in respect of these premises during the year totalled £24,000 (period to 31 May 2004: £6,000).

The company also owed Mr Ingram deferred consideration in respect of the acquisition of the subsidiary at 31 May 2005 totalling £10,000 (2004: £110,000).

The group has received a loan from Clonure Limited, the company’s ultimate parent.  At 31 May 2005 the amount owing to Clonure Limited was £96,175 (2004:£96,175).

LCJ ACQUISITIONS LIMITED

NOTES TO THE FINANCIAL STATEMENTS - continued
FOR THE YEAR ENDED 31 MAY 2005

22.        ULTIMATE PARENT COMPANY

At 31 May 2005, the ultimate parent company is Clonure Limited, a company registered in the Isle of Man, which owns 71% of the ordinary share capital and 100% of the preference share capital.  Clonure Limited is controlled by the directors CJ Sheehy and JA Bohill.

Since 12 October 2005, the immediate parent company became SuperStock Limited, a company incorporated in the United Kingdom, and the ultimate parent company became a21 Inc which is incorporated in USA.

23.        RECONCILIATION OF UK GAAP AND US GAAP PROFITS

	Group
	2005 £	2004 £

Profit for the year - UK GAAP	129,698	71,936
Amortisation of goodwill	98,957	26,298

Profit for the year - US GAAP	229,645	98,234

24.        RECONCILIATION OF UK GAAP AND US GAAP NET ASSETS

	Group
	2005 £	2004 £

Net assets - UK GAAP	876,624	746,936
Amortisation of goodwill	125,255	26,298

Net assets - US GAAP	1,001,879	773,234

ARTSELECT, INC.

Financial Statements

December 31, 2005 and 2004

(With Independent Auditors’ Report Thereon)

Independent Auditors’ Report

The Board of Directors

ArtSelect, Inc.:

We have audited the accompanying balance sheets of ArtSelect, Inc. (the Company) as of December 31, 2005 and 2004, and the related statements of operations, stockholders’ deficit, and cash flows for each of the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ArtSelect, Inc. as of December 31, 2005 and 2004, and the results of its operations and its cash flows for each of the years then ended in conformity with U.S. generally accepted accounting principles.

As discussed in notes 1 and 8 to the financial statements, the Company adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity, as of January 1, 2005.

/s/ KPMG LLP

Omaha, Nebraska
February 13, 2006

ARTSELECT, INC.
Balance Sheets
December 31, 2005 and 2004

	2005	2004
Assets
Current assets:
Cash and cash equivalents	$283,415	391,098
Accounts receivable, less allowances of $65,686 and $77,851
in 2005 and 2004, respectively	653,135	606,232
Inventory	646,226	647,520
Prepaid expenses and other	31,980	33,589
Total current assets	1,614,756	1,678,439
Property and equipment, net	250,421	317,828
Software, net	404,301	325,134
Other	6,742	9,117
Total assets	$2,276,220	2,330,518
Liabilities and Stockholders’ Deficit
Current liabilities:
Current portion of long-term debt	$27,875	61,737
Accounts payable	729,679	795,700
Accrued expenses	252,498	331,427
Total current liabilities	1,010,052	1,188,864
Long-term debt	—	27,855
Series A redeemable convertible participating preferred stock, $0.001 par value. Authorized 2,500,000 shares; issued and outstanding 2,182,512 shares in 2005 and 2004 (redemption amount of $1,459,612 and $1,394,136, respectively)	1,427,306	1,394,136
Series B redeemable convertible participating preferred stock and stock purchase warrants, $0.001 par value. Authorized 5,499,041 shares; issued and outstanding 5,364,917 shares in 2005 and 2004 (redemption amount of $8,123,728 and $7,743,017, respectively)	7,943,924	7,743,017
Total liabilities	10,381,282	10,353,872
Commitments and contingencies
Stockholders’ deficit:
Common stock, $0.001 par value. Authorized 40,000,000 shares;
issued and outstanding 25,120,815 and 8,374,887 shares
in 2005 and 2004, respectively	25,121	8,375
Additional paid-in capital	321,899	3,709
Accumulated deficit	(8,452,082)	(8,035,438)
Total stockholders’ deficit	(8,105,062)	(8,023,354)
Total liabilities and stockholders’ deficit	$2,276,220	2,330,518

See accompanying notes to financial statements.

ARTSELECT, INC.
Statements of Operations
Years ended December 31, 2005 and 2004

	2005	2004
Gross sales	$12,119,367	12,050,304
Less returns and adjustments	379,964	487,539
Net sales	11,739,403	11,562,765
Cost of goods sold	5,213,135	5,210,384
Gross profit	6,526,268	6,352,381
Selling, general, and administrative expenses	6,024,744	6,245,708
Depreciation and amortization expense	353,323	310,578
Income (loss) from operations	148,201	(203,905)
Other income (expenses):
Interest income	2,853	7,371
Interest expense	(603,285)	(10,120)
Other	—	1,580
Total other expense	(600,432)	(1,169)
Net loss from continuing
operations before income tax
expense and discontinued operations	(452,231)	(205,074)
Income tax expense	—	—
Net loss from continuing
operations before discontinued
operations	(452,231)	(205,074)
Net loss from discontinued operations	—	(832,351)
Net loss	$(452,231)	(1,037,425)

See accompanying notes to financial statements.

ARTSELECT, INC.
Statements of Stockholders’ Deficit
Years ended December 31, 2005 and 2004

	Additional Common stock	paid-in capital	Accumulated deficit	Total stockholders’ deficit
Balance at December 31, 2003	8,366	1,990	(6,522,035)	(6,511,679)
Stock options exercised	9	1,719	—	1,728
Accretion of Series A
preferred stock	—	—	(65,475)	(65,475)
Dividends on Series B
preferred stock	—	—	(410,503)	(410,503)
Net loss	—	—	(1,037,425)	(1,037,425)
Balance at December 31, 2004	8,375	3,709	(8,035,438)	(8,023,354)
Stock options exercised	—	26	—	26
Estimated fair value of common stock issued
to extend preferred stock redemption date	16,746	318,164	—	334,910
Expiration of Series B warrants	—	—	35,587	35,587
Net loss	—	—	(452,231)	(452,231)
Balance at December 31, 2005	$25,121	321,899	(8,452,082)	(8,105,062)

See accompanying notes to financial statements.

ARTSELECT, INC.
Statements of Cash Flows
Years ended December 31, 2005 and 2004

	2005	2004
Cash flows from operating activities:
Net loss	$(452,231)	(1,037,425)
Adjustments to reconcile net loss to net cash provided by
operating activities of continuing operations:
Loss from discontinued operations	—	832,351
Noncash interest expense related to preferred stock	603,285	—
Depreciation and amortization	353,323	310,578
Loss on sale of fixed assets	548	9,255
Changes in operating assets and liabilities:
Restricted cash	—	8,707
Accounts receivable	(46,903)	48,828
Inventory	1,294	336,420
Prepaid expenses and other assets	3,984	(17,567)
Accounts payable	(66,021)	276,131
Accrued expenses	(78,929)	(128,239)
Net cash provided by operating activities
of continuing operations	318,350	639,039
Cash flows from investing activities:
Proceeds from sale of property and equipment	500	7,146
Purchases of property and equipment	(43,939)	(93,784)
Software development costs paid	(322,192)	(245,963)
Net cash used in investing activities of continuing operations	(365,631)	(332,601)
Cash flows from financing activities:
Payments on accounts receivable with recourse	—	(81,774)
Principal payments on long-term debt	(61,717)	(56,841)
Proceeds from warrants exercises	1,289	—
Proceeds from stock option exercises	26	1,728
Net cash provided used in financing activities of continuing operations	(60,402)	(136,887)
Net operating cash flows from discontinued operations	—	(816,292)
Net decrease in cash and cash equivalents	(107,683)	(646,741)
Cash and cash equivalents at beginning of year	391,098	1,037,839
Cash and cash equivalents at end of year	$283,415	391,098

	2005	2004
Supplemental disclosure:
Cash paid during the year for interest	$5,108	10,120
Supplemental disclosure of noncash financing activities:
Accretion of Series A preferred stock	65,476	65,475
Dividends on Series B preferred stock	415,009	410,503

See accompanying notes to financial statements.

ARTSELECT, INC
Notes to Financial Statements
December 31, 2005 and 2004

(1)           Significant Accounting Policies

(a)           Organization and Description of Business

ArtSelect, Inc. (the Company) is a supplier of wall décor to retailers, catalogers, membership organizations, and consumers through both online and traditional retail and wholesale distribution channels.

(b)           Use of Estimates

The preparation of financial statements requires management of the Company to make estimates and assumptions relating to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant items subject to such estimates and assumptions include the carrying amount of property, plant, and equipment and valuation allowances for receivables and sales returns, inventories, and deferred income tax assets. Actual results could differ from those estimates.

(c)           Cash Equivalents

For purposes of the statements of cash flows, the Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents. These investments are carried at cost, which approximates market value.

(d)           Accounts Receivable and Concentrations of Credit Risk

Accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in the Company’s existing accounts receivable. The Company determines the allowance based on specific past due balances and historical write-off experiences. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

Concentrations of credit risk with respect to accounts receivable are limited due to the use of credit cards, the number of customers, and their geographic dispersion. The Company performs initial and periodic ongoing credit evaluations of its customers and generally does not require collateral.

(e)           Inventory

Inventories consist of raw materials and finished goods. Raw materials include prints, mats, frames, molding, and packaging material. Finished goods consist of preframed art. Both categories are stated at the lower of cost or market using the first-in, first-out (FIFO) method based on rolling average cost.

(f)            Property and Equipment

Property and equipment are stated at cost. Depreciation is calculated on the straight-line method over the assets’ estimated useful lives of five to seven years.

ARTSELECT, INC
Notes to Financial Statements
December 31, 2005 and 2004

(g)           Software

The Company capitalized software development costs for modifications to its Web site and management information systems that result in additional functionality. Software development costs are amortized on a straight-line basis over three years. Amortization of capitalized software development costs during 2005 and 2004 was $243,025 and $185,408, respectively.

(h)           Stock-Based Compensation

The Company applies the intrinsic value-based method of accounting prescribed by Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations including Financial Accounting Standards Board (FASB) Interpretation No. 44, Accounting for Certain Transactions Involving Stock Compensation, an Interpretation of APB Opinion No. 25, to account for its fixed-plan stock options. Under this method, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. FASB Statement No. 123, Accounting for Stock-Based Compensation, and FASB Statement No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure, an amendment of FASB Statement No. 123, established accounting and disclosure requirements using a fair value-based method of accounting for stock-based employee compensation plans. As permitted by existing accounting standards, the Company has elected to continue to apply the intrinsic value-based method of accounting described above and has adopted only the disclosure requirements of FASB Statement No. 123, as amended. The following table illustrates the effect on net loss if the fair value-based method had been applied to all outstanding and unvested awards in each year:

	2005	2004
Net loss, as reported	$(452,231)	(1,037,425)
Stock-based compensation expense determined under fair value-based method, net of tax	(5,375)	—
Net loss—pro forma	$(457,606)	(1,037,425)

The calculated fair value of stock options granted, following calculation methods prescribed by FASB Statement No. 123, uses the Black-Scholes option pricing model. Fair value per share was calculated on the date of grant using the minimum value method. The following additional weighted average assumptions were used: no dividends, volatility of 1%, a risk-free interest rate of 4.5% and 5.0% and an expected life outstanding of 10 years for the options granted in 2005 and 2004, respectively.

Beginning on January 1, 2006, the Company will be required to record compensation expense related to grants of options for common stock to employees using the estimated grant-date fair value of the option. The amount to be recorded will be higher than the amounts in the table above as the Company will no longer be permitted to use the minimum volatility method.

ARTSELECT, INC
Notes to Financial Statements
December 31, 2005 and 2004

(i)            Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(j)            Revenue Recognition

Revenue is recognized when the product is shipped and title is transferred to the customer. Revenue sold via the Company’s Web site and/or the Web site’s subdomains is recognized on a gross basis. Revenue sold through the customer’s distribution channels is recognized net of related costs. The Company bases its estimates for sales returns on historical experience and has not experienced significant fluctuations between estimated and actual return activity.

(k)           Shipping and Handling Costs

The Company classifies shipping and handling costs in cost of goods sold in the statements of operations.

(l)            Recently Issued Accounting Standards

In December 2004, the FASB issued FASB Statement No. 123 (revised 2004), Share-Based Payment, which addresses the accounting for transactions in which an entity exchanges its equity instruments for goods or services, with a primary focus on transactions in which an entity obtains employee services in share-based payment transactions. This statement is a revision to Statement No. 123 and supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and its related implementation guidance. This statement will require measurement of the cost of employee services received in exchange for stock compensation based on the grant-date fair value of the employee stock options. Incremental compensation costs arising from subsequent modifications of awards after the grant date must be recognized. The Company will adopt this statement on January 1, 2006 under the modified prospective method of application. Under that method, the Company will recognize compensation costs for new grants of share-based awards, awards modified after the effect date, and the remaining portion of the fair value of the unvested awards at the adoption date.

ARTSELECT, INC
Notes to Financial Statements
December 31, 2005 and 2004

In December 2004, the FASB issued FASB Statement No. 151, Inventory Costs, which clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). Under this statement, such items will be recognized as current-period charges. In addition, the statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. This statement will be effective for the Company for inventory costs incurred on or after January 1, 2006. The adoption of this statement will not have a significant effect on the Company’s financial statements.

In May 2005, the FASB issued FASB Statement No. 154, Accounting Changes and Error Corrections. Statement No. 154 establishes, unless impracticable, retrospective application as the required method for reporting a change in accounting principle in the absence of explicit transition requirements specific to a newly adopted accounting principle. This statement will be effective for the Company for all accounting changes and any error corrections occurring after January 1, 2006.

(m)          Recently Adopted Accounting Standard

In May 2003, FASB Statement No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity, was issued. This statement establishes standards for the classification and measurement of certain financial instruments with characteristics of both liabilities and equity. The statement also includes required disclosures for financial instruments within its scope. For the Company, the statement was effective for instruments entered into or modified after May 31, 2003 and otherwise became effective as of January 1, 2004, except for certain mandatorily redeemable financial instruments. For certain mandatorily redeemable financial instruments, the statement became effective for the Company on January 1, 2005. The effective date has been deferred indefinitely for certain other types of mandatorily redeemable financial instruments. The Company adopted FASB Statement No. 150 for its mandatorily redeemable preferred stock as of January 1, 2005 (note 8).

(n)           Reclassifications

Certain 2004 amounts have been reclassified to conform to the 2005 presentation.

(2)           Inventory

The major components of inventory from continuing operations consist of the following at December 31:

	2005	2004
Preframed art	$134,536	173,178
Prints	121,024	115,341
Frame and shipping materials	236,508	241,172
Other	154,158	117,829
	$646,226	647,520

ARTSELECT, INC
Notes to Financial Statements
December 31, 2005 and 2004

(3)           Property and Equipment

Property and equipment consist of the following at December 31:

	2005	2004
Property and equipment, at cost:
Furniture and equipment	$719,432	684,254
Less accumulated depreciation	469,011	366,426
	$250,421	317,828

(4)           Lease Commitments

The Company leases office and factory space under operating leases expiring in March 2006 through March 2008. Future minimum lease payments under noncancelable operating leases as of December 31, 2005 are as follows:

	Continuing operations	Discontinued operations
Year ending December 31:
2006	$235,093	9,159
2007	103,294	—
2008	1,842	—
Total minimum lease payments	$340,229	9,159

Total rent expense under the operating leases related to continuing operations was approximately $162,000 and $102,000 in 2005 and 2004, respectively.

(5)           Major Service Provider

The Company currently utilizes the services of one independent artwork and framing supply company to manufacture and ship approximately 50% of the products ordered through the Company’s Web sites or through its customer’s distribution channels. The time and transition to switch to other providers, if necessary, could cause a disruption in services and operations of the Company.

ARTSELECT, INC
Notes to Financial Statements
December 31, 2005 and 2004

(6)           Income Taxes

During 2005 and 2004, the Company had no provision for income taxes. The provision for income taxes differed from that computed by applying the U.S. federal income tax rate to income before income taxes as follows:

	2005	2004
U.S. federal income tax	$(153,759)	(352,725)
Change in valuation allowance	(61,972)	409,189
Meals and entertainment	6,186	7,718
Return to accrual adjustment	—	(57,608)
Nondeductible interest expense	205,117	—
Other	4,428	(6,574)
Provision for income taxes	$—	—

Deferred tax assets (liabilities) were comprised of the following amounts as of December 31:

	2005	2004
Deferred tax assets:
Charitable contributions	$5,387	4,392
Bad debt allowance	24,961	29,583
Accrued vacation	7,789	12,344
Net operating loss carryforward	1,873,245	1,929,495
Gross deferred tax assets	1,911,382	1,975,814
Deferred tax liability:
Depreciation	33,165	35,625
Net deferred tax asset	1,878,217	1,940,189
Valuation allowance	(1,878,217)	(1,940,189)
Net deferred tax asset	$—	—

At December 31, 2005, the Company has net operating loss carryforwards for federal income tax purposes of $4,929,593, which are available to offset future federal taxable income, if any, through 2022. The loss carryforwards expire in various amounts from 2020 through 2024. The utilization of the net operating loss carryforwards may be limited due to the provisions of Section 382 of the Internal Revenue Code relating to changes in ownership. The Company has provided a valuation allowance for its entire net deferred tax asset at December 31, 2005 as it is more likely than not that a deferred tax asset will not be realized due to uncertainty as to future utilization of its net operating loss carryforwards, due primarily to its history of operating losses. The change in valuation allowance between December 31, 2005 and 2004 was a decrease of approximately $61,972.

ARTSELECT, INC
Notes to Financial Statements
December 31, 2005 and 2004

(7)           Long-term Debt

Long-term debt consists of the following at December 31:

	2005	2004
Note payable to bank, due in monthly installments ranging from $3,054 to $3,345, plus interest at a rate of 8.25%, with final payment due February 2006	$6,670	44,810
Note payable to bank, due in monthly installments ranging from $1,886 to $2,185, plus interest at a rate of 8.25%, with final payment due October 2006	21,205	44,782
Total long-term debt	27,875	89,592
Less current installments	27,875	61,737
Long-term debt, excluding
current installments	$—	27,855

(8)           Redeemable Preferred Stock and Stock Purchase Warrants

The Company has designated and authorized 10,000,000 shares as preferred stock with 2,500,000 shares designated as redeemable Series A convertible participating preferred stock (Series A stock) and 5,499,041 shares designated as redeemable Series B convertible participating preferred stock (Series B stock). The remaining 2,000,959 shares are undesignated. The Series A and Series B stock have full voting rights and are convertible at the option of the holder into common stock on a one-for-one basis, subject to certain adjustments. The Series B stock earns annual/cumulative dividends at 6% of the stated value per share. The Series A stock has no stated dividend, but would participate in any dividends paid on common stock.

Series A and Series B stock have a mandatory redemption provision whereby, upon demand by the holder, within 180 days subsequent to July 26, 2007, the Company is required to redeem the stock at a defined redemption price. The redemption price for Series A stock is the original purchase price plus 6% per annum. The redemption price for Series B stock is equal to the original purchase price plus any accrued and unpaid dividends. The carrying value of the Series A and Series B stock is being accreted to the defined redemption price over the period until the initial redemption date. The liquidation value of the Series A and Series B stock at December 31, 2005 is $1,459,612 and $8,123,729, respectively. The total liquidation value of the Series A and Series B stock on the July 26, 2007 redemption date is $10,353,160.

At December 31, 2005, and 2004, the liquidation preference value of the Series A and Series B stock totaled approximately $9,583,341 and $9,137,153, respectively. Liquidation preferences reside with the Series B holders first, secondly with the Series A holders, and then the common stockholders in the event of a liquidation, dissolution, or a winding up of the Company. In addition to the liquidation preference, Series A and B stockholders participate with the common holders in any remaining assets upon liquidation, up to a maximum of three times their initial investment. Aggregate cumulative preferred dividends in arrears on the Series B stock were $2,169,899 and $1,754,888 at December 31, 2005 and 2004, respectively.

ARTSELECT, INC
Notes to Financial Statements
December 31, 2005 and 2004

In April 2000, as part of a short-term bridge financing agreement, warrants for 114,797 shares of redeemable Series B preferred stock were issued at an exercise price of $1.31. The fair value of the warrants at the date of grant was determined by a minimum valuation model to be $35,587, or $0.31 per warrant, and was expensed over the term of the agreement. The warrants expired unexercised in April 2005.

In July 2000, the Company issued 4,591,874 shares of Series B stock for $6,000,000, or $1.31 a share.

Both of these Series B issuances had revenue targets that were to have been achieved by June 2001. The targets were not achieved and the maximum of 773,043 (with exercise price of $0.01 a share) and 19,326 shares of redeemable Series B preferred stock purchase warrants were issued. Of these issued warrants, 773,043 have been exercised as of December 31, 2005. The remaining 19,326 warrants expired unexercised in April 2005.

On January 19, 2005, the Company’s shareholders approved the Further Amended and Restated Certificate of Incorporation according to which the mandatory redemption period of the preferred stock was advanced from the 180-day period beginning July 26, 2005 to the 180-day period beginning July 26, 2007. In consideration for this deferment, the Company made 17 million shares of common stock at $0.001 par value available for issuance to holders of preferred stock who signed the agreement by January 31, 2005. On January 31, 2005, the Company issued 16,745,516 shares of common stock to holders of preferred stock who signed the agreement. The common stock was recorded in the financial statements at a value of $334,910.

Effective January 1, 2005, the Company adopted FASB Statement No. 150, which requires the Company to classify its mandatorily redeemable preferred stock as a liability at the present value of the redemption amount, with changes in the fair value recorded through the statements of operations. As a result, the accretion of preferred stock was recorded as interest expense during 2005.

ARTSELECT, INC
Notes to Financial Statements
December 31, 2005 and 2004

Redeemable preferred stock consists of the following at December 31:

	2005	2004
Series A redemption amount	$1,459,612	1,394,136
Unamortized discount related to issuance of common stock to
Series A stockholders	(32,306)	—
	$1,427,306	1,394,136
Series B redemption amount	$8,123,728	7,743,017
Unamortized discount related to issuance of common stock to
Series B stockholders	(179,804)	—
	$7,943,924	7,743,017

(9)           Stock Options

In April 2000, the Company established a stock option plan (the 2000 Plan) pursuant to which the Company may grant stock options to employees and nonemployee consultants. The 2000 Plan authorized grants of options to purchase up to 2,250,000 shares of authorized but unissued common stock. In January 2005, the 2000 Plan was amended to increase the number of authorized grants of options to purchase up to 3,500,000 shares of authorized but unissued common stock. The exercise price for options under the 2000 Plan shall generally be at the stock’s fair market value on the grant date, and options must be exercised no later than 10 years from the grant date, unless otherwise specified. Specific option grants under the 2000 Plan, eligible individuals, vesting, and other terms and conditions are at the discretion of a committee of the board of directors.

ARTSELECT, INC
Notes to Financial Statements
December 31, 2005 and 2004

A summary of the option activity is as follows:

	Number of shares	Weighted average Exercise price
Outstanding at December 31, 2003	2,243,696	0.29
Issued with $0.20 exercise price	262,500	0.20
Options forfeited	(1,219,397)	0.31
Options exercised	(8,637)	0.20
Outstanding at December 31, 2004	1,278,162	0.25
Issued with $0.02 exercise price	2,009,250	0.02
Options forfeited	(114,141)	0.18
Options exercised	(412)	0.06
Outstanding at December 31, 2005	3,172,859	0.11

The following table summarizes information about stock options issued to employees, directors, and consultants that are outstanding at December 31, 2005:
	Options outstanding		Options exercisable
Exercise price	Number outstanding	Weighted average remaining contractual life	Number exercisable	Weighted average exercise price
$0.02	1,999,409	9.31	748,709	$0.02
0.11	100,000	3.08	100,000	0.11
0.20	989,850	5.57	882,088	0.20
1.04	33,600	4.81	33,600	1.04
1.06	50,000	1.75	50,000	1.06
	3,172,859		1,814,397

ARTSELECT, INC
Notes to Financial Statements
December 31, 2005 and 2004

At December 31, 2005 and 2004, the number of options exercisable was 1,814,397 and 1,067,569, respectively, and the weighted average exercise price of those options was $0.16 and $0.26, respectively.

(10)         Benefit Plan

The 401(k) plan covers substantially all employees who have at least three months of service. The plan is a defined contribution plan to which the employees may contribute up to 6% of their compensation. The Company will match employee contributions on a discretionary basis. The Company did not incur expense for contributions for the years ended December 31, 2005 and 2004.

(11)         Discontinued Operations

On October 31, 2004, the Company decided to cease to offer their World Art Works (WAW) product line. The inventories used in this product line were integrated into the Company’s other product lines and all remaining inventory from the WAW product line held in rep group showrooms was returned to the Company. As of December 31, 2005, all fixed assets used in the WAW product line are being used in the continuing operations of the Company.

Income from the discontinued operations consists of the following:
Ten months Ended October 31, 2004
Net sales	$217,522
Loss from discontinued operations	(832,351)

There were no net assets of the discontinued operations as of December 31, 2005 and 2004.

INTERIM FINANCIAL STATEMENTS

Basis of presentation

The unaudited interim condensed financial statements of ArtSelect, Inc. have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”) and, in the opinion of management, reflect all adjustments (consisting only of normal recurring accruals) necessary to present fairly the financial position at March 31, 2006 and the results of operations and its cash flows for the three months ended March 31, 2006 and 2005. Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted pursuant to such SEC rules and regulations. Results of operations for interim periods are not necessarily indicative of those to be achieved for full fiscal years. These condensed consolidated financial statements should be read in conjunction with the audited financial statements included herein for the year ended December 31, 2005 and 2004.

INTERIM FINANCIAL STATEMENTS

ARTSELECT, INC.
Balance Sheet

March 31, 2006
(unaudited)
Assets

Current assets:
Cash and cash equivalents	$304,616
Accounts receivable, less allowances of $65,296	572,204
Inventory	691,696
Prepaid expenses and other	49,526
Total current assets	1,618,042
Property and equipment, net	224,033
Software, net	397,865
Other	6,742

Total assets	$2,246,682

Liabilities and Stockholders’ Deficit
Current liabilities:
Current portion of long-term debt	$14,987
Accounts payable	698,350
Accrued expenses	147,857

Total current liabilities	861,194

Series A redeemable convertible participating preferred stock,
$0.001 par value. Authorized 2,500,000 shares; issued and
outstanding 2,182,512 shares	1,448,775
Series B redeemable convertible participating preferred stock and stock purchase warrants, $0.001 par value. Authorized
5,499,041 shares; issued and outstanding 5,364,917 shares	8,077,467
Commitments and contingencies
Stockholders’ deficit:
Common stock, $0.001 par value.	25,121
Additional paid-in capital	321,912
Accumulated deficit	(8,487,787)

Total stockholders’ deficit	(8,140,754)

Total liabilities and stockholders’ deficit	$2,246,682

INTERIM FINANCIAL STATEMENTS

ARTSELECT, INC.
Statements of Operations
(unaudited)
Three months ended March 31

	2006	2005
Net sales	$3,105,969	3,135,228
Cost of goods sold	1,385,690	1,453,780
Gross profit	1,720,279	1,681,448
Selling, general, and administrative expenses	1,601,754	1,655,641
Income from operations	118,525	25,807
Other expenses, net	(154,230)	(141,406)

Net loss	$(35,705)	(115,599)

INTERIM FINANCIAL STATEMENTS

ARTSELECT, INC.
Statements of Cash Flows
Quarter ended March 31

	2005 (unaudited)	2006 (unaudited)
Cash flows from operating activities:
Net loss	$(35,705)	(115,599)
Adjustments to reconcile net loss to net cash
provided by (used in) operating activities:
Non cash interest expense related to preferred stock	155,012	142,170
Depreciation and amortization	92,578	90,641
Loss on sale of fixed assets	8,462	—

Changes in operating assets and liabilities:
Accounts receivable	80,931	(9,391)
Inventory	(45,470)	93,667
Prepaid expenses and other assets	(17,546)	2,294
Accounts payable	(31,329)	(163,298)
Accrued expenses	(104,641)	(97,488)

Net cash provide by (used in) operating activities	102,292	(57,004)

Cash flows from investing activities:
Purchases of property and equipment	(7,272)	(6,079)
Software development costs paid	(60,944)	(84,635)

Net cash used in investing activities	(68,216)	(90,714)

Cash flows from financing activities:
Payments on long-term debt	(12,888)	(14,967)
Other	13	20

Net cash used in financing activities	(12,875)	(14,947)

Net increase (decrease) in cash and cash equivalents	21,201	(162,665)

Cash and cash equivalents at beginning of year	283,415	391,098
Cash and cash equivalents at end of year	$304,616	228,433
Supplemental disclosure:
Cash paid during the year for interest	$783	767

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

On May 16, 2006, we acquired ArtSelect, Inc. for a total purchase price of approximately $10.6 million, including $4.5 million of cash, $2.4 million in secured notes, and 10,000 shares of a21 convertible preferred stock valued at $3.15 million. The selling stockholders of ArtSelect also received warrants to purchase 750,000 shares of a21’s common stock at $1.00 per share valued at $0.50 per share or $375,000. We have also incurred approximately $214,000 in related transaction costs, which have been recorded as part of the purchase price. Funding of the $4.5 million cash portion of the purchase price came from our $15.5 million senior convertible debt financing in April 2006.

On October 12, 2005, our UK-based SuperStock Limited subsidiary completed the acquisition of all of the outstanding stock of Ingram Publishing Limited (“Ingram”) from its stockholders for a total purchase price of $3.9 million, including cash of $965,000, 14,480 shares of a21’s preferred shares valued at $1.3 million which were converted into 2,896,000 shares of the a21’s common stock during March 2006, and 3,620,000 shares of the a21’s common stock valued at $977,000. We incurred related transaction costs of $530,000, and recorded a liability due to the sellers of Ingram for $111,000 based upon a purchase adjustment according to the terms of the purchase agreement. The results of operations of ArtSelect and Ingram have been included in our condensed consolidated financial statements since May 16, 2006 and October 12, 2005, respectively. The unaudited proforma information below presents the results of operations as if the acquisitions of ArtSelect and Ingram had occurred on January 1, 2005.

The following unaudited pro forma condensed consolidated statement of operations for the year ended December 31, 2005 is derived from the audited historical consolidated statement of operations of a21 for the year ended December 31, 2005,  the audited historical  statement of operations of ArtSelect for the year ended December 31, 2005, and the unaudited historical consolidated statement of income of LCJ Acquisitions Limited (the parent of Ingram) for the nine months ended August 31, 2005 and books and records of Ingram for the period September 1, 2005 through the October 12, 2005 date of acquisition, after giving effect to the pro forma adjustments described in the notes to the unaudited pro forma condensed consolidated financial information. Such adjustments have been determined as if the acquisitions of ArtSelect and Ingram took place on January 1, 2005. The unaudited historical condensed consolidated statement of income information of LCJ Acquisitions Limited included in the Pro Forma Condensed Consolidated Financial Information for the year ended December 31, 2005 utilizes US GAAP and was translated at the exchange rate of .54 British Pounds to U.S. dollars.

The following unaudited pro forma condensed consolidated statement of operations for the nine months ended September 30, 2006 is derived from the unaudited historical condensed consolidated statement of operations of a21 for the nine months ended September 30, 2006, the unaudited interim condensed statement of operations of ArtSelect for the three months ended March 31, 2006, and books and records of ArtSelect for the period from April 1, 2006 to the May 16, 2006 date of acquisition, , after giving effect to the pro forma adjustments described in the notes to the unaudited pro forma condensed consolidated financial information.  Such adjustments have been determined as if the acquisition of ArtSelect took place on January 1, 2005.

The unaudited pro forma condensed consolidated financial information is provided for illustrative purposes only and does not purport to represent what actual results of operations would have been had the acquisitions of Ingram and ArtSelect occurred on the respective dates assumed, nor is it necessarily indicative of our future operating results. In the opinion of management, all adjustments consisting of normal and recurring entries considered necessary for a fair presentation of the results for the periods presented have been included.

PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS FOR THE YEAR ENDED
DECEMBER 31, 2005 (UNAUDITED)
(thousands, except share amounts)

				Proforma		Consolidated
	a21	Ingram	ArtSelect	Adjustments		Proforma

Revenue, net	$9,563	$2,343	$11,739	-		$23,645
Cost of Revenue	3,090	420	5,213	-		8,723
Selling, general and administrative	7,401	1,374	6,025	-		14,800
Depreciation and amortization	1,683	11	353	1,630	(1a)	3,677
TOTAL OPERATING EXPENSES	12,174	1,805	11,591	1,630		27,200
OPERATING (LOSS) INCOME	(2,611)	538	148	(1,630)		(3,555)

Interest expense, net	(1,380)	(87)	(600)	234	(1b)	(1,833)
Other income, net	(678)	21	-	-		(657)

NET LOSS BEFORE INCOME TAX	($4,669)	$472	($452)	($1,396)		($6,045)

Income tax	(105)	(145)	-	145	(1c)	(105)

NET LOSS	(4,774)	327	(452)	(1,251)		(6,150)

Deemed dividends	(219)	-	-	-		(219)

NET LOSS ATTRIBUTED TO COMMON STOCKHOLDERS	($4,993)	$327	($452)	($1,251)		($6,369)

NET LOSS PER SHARE, BASIC AND DILUTED	(0.10)					(0.13)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING, BASIC AND DILUTED	47,723,202			2,816,658	(1d)	50,539,860

See accompanying Notes to the Unaudited Pro Forma Condensed Consolidated Financial Information.

PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS FOR THE
NINE MONTHS ENDED SEPTEMBER 30, 2006 (UNAUDITED)

(thousands, except share amounts)

	a21	ArtSelect	Proforma Adjustments		Consolidated Proforma
Revenue, net	$13,350	4,659	-		$18,009
Cost of Revenue	4,872	2,079	-		6,951
Selling, general and administrative	10,056	2,264	-		12,320
Depreciation and amortization	2,222	140	290	(2a)	2,652
TOTAL OPERATING EXPENSES	17,150	4,482	290		21,922
OPERATING (LOSS) INCOME	(3,800)	177	(290)		(3,913)

Interest expense, net	(1,248)	(231)	114	(2b)	(1,365)

Other income, net	(93)	-	-		(93)

NET LOSS	(5,141)	(54)	(176)		(5,371)

Deemed dividends	(493)	-	-		(493)

NET LOSS ATTRIBUTED TO COMMON STOCKHOLDERS	(5,634)	(54)	(176)		(5,864)

NET LOSS PER SHARE, BASIC AND DILUTED	(0.07)				(0.07)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING, BASIC AND DILUTED	79,226,938		-		79,226,938

See accompanying Notes to the Unaudited Pro Forma Condensed Consolidated Financial Information.

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

PRO FORMA ADJUSTMENTS FOR THE YEAR ENDED DECEMBER 31, 2005

Ingram’s historical column for the period ending December 31, 2005 captures the effect on the statement of operations from Ingram for the period from January 1, 2005 through the acquisition date of October 12, 2005.  Ingram’s results from the acquisition date of October 12, 2005 through December 31, 2005 are included in a21’s results. ArtSelect’s historical column for the period ending December 31, 2005 captures the effect on the statement of operations from ArtSelect for the full year ended December 31, 2005 due to the ArtSelect acquisition date occurring on May 15, 2006.

(1a)  AMORTIZATION OF PURCHASED INTANGIBLE ASSETS

Ingram proforma adjustments include additional amortization expense of $865,000 to reflect the scheduled amortization of Ingram purchased intangible assets resulting from the allocation of purchase price to fair value of specifically identifiable intangible assets. The amortization of such intangible assets is over their estimated useful lives ranging from 24 to 60 months. Tangible assets were recorded at their net book value at the date of acquisition, which approximated fair value. The following summarizes the fair values assigned to the assets acquired and liabilities assumed at the date of the Ingram acquisition including identifiable intangible assets (*), which reflect the Company’s final purchase price allocation.

($ in thousands)
Tangible assets	$796
License agreements*	2,440
Noncompete agreement*	790
Customer relationships*	420
Distribution agreements*	270
Trademark*	220
Goodwill	1072
Current liabilities	(602)
Long term debt	(1,548)
$3,858

ArtSelect proforma adjustments include additional amortization expense of $765,000 to reflect the scheduled amortization of ArtSelect purchased intangible assets resulting from the allocation of purchase price to fair value of specifically identifiable intangible assets. The amortization of such intangible assets is over their estimated useful lives of 60 months. Tangible assets were recorded at their net book value at the date of acquisition, which approximated fair value.  The following summarizes the preliminary fair values assigned to the assets acquired and liabilities assumed at the date of the ArtSelect acquisition including identifiable intangible assets (*), which are subject to adjustments to reflect the final purchase price allocation:

($ in thousands)
Tangible assets	$1,854
Identifiable intangible assets*	3,820
Goodwill	5,899
Liabilities assumed	(927)
$10,646

The amounts shown above are based on a preliminary estimate; the completion of final valuation and purchase accounting adjustments are expected to be finalized by December 31, 2006. The most significant ArtSelect other intangible asset is expected to be customer relationships.

(1b)  FINANCE COSTS RELATING TO ARTSELECT ACQUISITION

YEAR ENDED DECEMBER 31, 2005 (in Thousands)
Reduction of ArtSelect interest related to redeemed preferred stock	(600)
Interest on $4.5 million debt at 5% per annum	225
Interest on $2.4 million debt at 6% per annum	141
($234)

The pre-acquisition ArtSelect Series A and B preferred stock was redeemed as part of the acquisition using a portion of the total $10.6 million purchase price.   ArtSelect’s historical financial statements include the accretion of the carrying value of such preferred stock to its redemption value as interest expense.  This preferred stock is assumed to be redeemed on January 1, 2005 for pro forma purposes, therefore, the $600,000 of related interest expense recorded for such accretion is reflected in the pro forma adjustment above as a reduction of interest expense for the year ended December 31, 2005.

New, post acquisition debt includes $4.5 million of our total new senior convertible debt issued in April 2006 of $15.5 million utilized to remit the cash portion of the ArtSelect purchase price, and $2.4 million of seller financing also included as a component of purchase price.

(1c)  INCOME TAXES

Represents the statutory effect of proforma adjustments, limited to the historical tax expense of the acquired company.

(1d)  WEIGHTED AVERAGE SHARES

Weighted average shares for the year ended December 31, 2005 have been adjusted by 2,816,658 to reflect the pre-acquisition impact of 3,620,000 common shares of a21 issued as partial consideration for the Ingram acquisition.

PRO FORMA ADJUSTMENTS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2006

ArtSelect’s historical column for the nine months ending September 30, 2006 captures the effect on the statement of operations from ArtSelect for the period from January 1, 2006 through the acquisition date of May 15, 2006. ArtSelect’s results from the acquisition date of May 15, 2006 through September 30, 2006 are included in a21’s results. No proforma adjustment for Ingram is presented for the nine months ended September 30, 2006 as Ingram’s results are included in a21’s results for the full nine months ended September 30, 2006 based on the prior acquisition date of Ingram on October 12, 2005.

(2a)  AMORTIZATION OF PURCHASED INTANGIBLE ASSETS

ArtSelect proforma adjustments include additional amortization expense of $290,000 to reflect the scheduled amortization of ArtSelect purchased intangible assets resulting from the allocation of purchase price to fair value of specifically identifiable intangible assets described in (1a) above.

(2b)  FINANCE COSTS RELATING TO ARTSELECT ACQUISITION

NINE MONTHS ENDED SEPTEMBER 30, 2006 (in Thousands)
Reduction of ArtSelect interest related to redeemed preferred stock	(231)
Interest on $4.5 million debt at 5% per annum	72
Interest on $2.4 million debt at 6% per annum	45
($114)

(3)  INTERCOMPANY TRANSACTION

Intercompany revenue and cost of sales are not material and therefore have not been eliminated for the purpose of the pro forma financial information for the year ended December 31, 2005 and nine months ended September 31, 2006.

95,393,421 SHARES OF COMMON STOCK

a21, INC.

PROSPECTUS

January 12, 2007